
11006396

discover ✓

develop ✓

commercialize ✓

Dyax Corp. Annual Report

discover

develop

commercialize



To our shareholders

Those of us leading Dyax throughout 2010 were charged with launching KALBITOR® (ecallantide), our first approved product, while continuing to build upon our key value drivers. **And we did.**

In the beginning of the year, we embarked on the launch of KALBITOR, which was approved by the U.S. Food and Drug Administration (FDA), for the treatment of acute attacks of hereditary angioedema (HAE), in patients 16 years of age and older. Equally important, we examined the fundamentals of our core business and made a commitment to expand our Licensing and Funded Research Program (LFRP), which is a significant revenue-generator. We also evaluated our discovery and development strategy to determine how best to advance our internal programs moving forward. We made significant strides in these areas and are proud of our progress.

HIGHLIGHTS OF 2010 INCLUDE:

- Successfully growing a substantial KALBITOR patient base;
- Delivering on our KALBITOR global commercialization strategy;
- Realigning our business strategy to leverage our expertise in discovering, developing and commercializing drugs for niche indications;
- Growing our revenue-generating LFRP royalty portfolio which already earns approximately $20 million per year; and
- Maximizing KALBITOR's lifecycle by pursuing additional angioedema indications, as well as developing a reformulation for ease of administration.

Gustav A. Christensen
President and
Chief Executive Officer

William E. Pullman, MB BS, BMedSc, PhD, FRACP
Executive Vice President,
Chief Research and
Development Officer

George Migausky
Executive Vice President
and Chief Financial Officer

Ivana Magovčević-Liebisch
PhD, JD
Executive Vice President
Corporate Development
and General Counsel



We're committed to successfully commercializing KALBITOR® while continuing to build upon our key value drivers.

COMMERCIALIZING KALBITOR

2010 marked a new phase in the evolution of KALBITOR. We felt a sense of accomplishment upon approval, but knew the next chapter — commercializing KALBITOR — would involve as much dedication and expertise as discovering and developing it. We were grateful for the opportunity and ready for the challenge.

Our commercialization goals were straightforward — **to make KALBITOR the treatment of choice for patients with HAE and to help them be ready for their next attack.** Based on our efforts this past year, we feel we are well on our way to doing so.

We established a focused commercial organization to support sales of KALBITOR in the United States. And, we built a field-based team of approximately 25 professionals which we believe is appropriate to effectively market KALBITOR.

To assist physicians and patients in accessing KALBITOR, we developed KALBITOR Access®. This service is comprised of a team of health insurance specialists and nurse case managers who are instrumental in assisting patients and healthcare professionals with insurance issues, financial assistance programs, product education and treatment site coordination. We saw strong acceptance of KALBITOR by the payer community. By the end of 2010, most major commercial insurance companies were reimbursing for KALBITOR.

Through establishing relationships with physicians and patients, we began to develop our patient base. We identified approximately 800 physicians who manage more than 2,000 HAE patients and we continue to expand these groups. By the end of the year, more than 340 HAE patients had KALBITOR placed at their treatment site available for their next attack. As we further identify and educate physicians and patients, we expect these patient numbers to grow.

As part of our educational campaign, we developed several programs aimed at patients and physicians. Our data were published in eight peer-reviewed manuscripts, and in August, data from our EDEMA3® clinical trial results were published in *The New England Journal of Medicine*. Also, we completed more than 35 Speakers' Bureau programs and hosted multiple webcasts aimed at both physicians and patients. Additionally, we developed a Patient Advocacy program and launched HAE Hope, an online resource for HAE patients, caregivers and physicians.

KALBITOR OUTSIDE OF THE U.S.

As rewarding as it is to make an impact on the lives of those with HAE in the United States, it will be equally as gratifying when KALBITOR reaches HAE patients worldwide. From the beginning, our intent has been to commercialize KALBITOR in the United States on our own, and partner with others to do so outside of the country. In 2010, we made significant progress toward this goal.

We signed agreements with three companies to develop and commercialize KALBITOR for HAE and other therapeutic indications. Defiante Farmaceutica S.A., a subsidiary of Sigma-Tau, is our partner for Europe, North Africa, the Middle East, Russia, Australia and New Zealand. We are also collaborating with CMIC Co., Ltd, in Japan, and NeoPharm Scientific, Ltd. in Israel.

On the regulatory front, the European Medicines Agency (EMA) completed its validation process for the Marketing Authorization Application (MAA) to potentially approve and market KALBITOR in the European Union (EU). We are working closely with our partner Sigma-Tau, on the regulatory process, and our expectation is that the EMA will make a decision by year end 2011.

By continuing to execute on our global strategy, we will be able to make a difference in the lives of HAE patients worldwide, as well as build our business.

CLINICAL DEVELOPMENT PROGRAMS

Ecallantide, the active ingredient in KALBITOR, is considered a key mediator of inflammation. In an effort to expand the product's lifecycle, we are examining the possibility of developing ecallantide for other indications.

One form of angioedema we are focusing on is induced by the use of drugs known as ACE inhibitors. This condition, ACE inhibitor-induced angioedema, affects thousands of people each year and there are no approved treatments. In December 2010, we filed an Investigational New Drug



(IND) application for this indication. Consequently, we plan to initiate a Phase 2 clinical trial in the first half of 2011.

PROPRIETARY PHAGE DISPLAY TECHNOLOGY AND LFRP

Our ability to discover KALBITOR illustrates the strategic value of phage display, our "gold standard" proprietary drug discovery technology, which enables us to produce and search through large collections, known as libraries, of antibodies, peptides and small proteins. Our libraries allow for the rapid identification of drug candidates that bind with high specificity and affinity to targets of therapeutic interest. Each library can be tested broadly against a wide range of therapeutic targets. To date, our phage display technology has resulted in two FDA approved products.

We continue to leverage our phage display technology to advance our own internal pipeline programs, as well as to establish licenses and collaborations that generate revenues. This latter program, known as the LFRP, is validated by 75 ongoing license agreements.

Currently, 17 drug candidates discovered by our licensees or collaborators are in clinical trials. Four of the candidates are in Phase 3 clinical development, four are in Phase 2 and nine are in Phase 1.

FINANCIALS

Throughout 2010, we remained dedicated to prudent cash management. During what is often considered the most expensive stage for a biotechnology company, namely commercial launch, we effectively managed, and in fact, lowered our operating costs.

Our 2010 revenue increased to $51.4 million from $21.6 million in 2009. And, for the year, our net loss reduced to $24.5 million, compared to $62.4 million in 2009. As of December 31, 2010, our cash position was $77.4 million.

In March, we successfully completed a common stock equity offering, in which we received net proceeds of $59.6 million. This equity transaction provided us with the necessary capital to support the KALBITOR launch and to advance strategic projects in our overall business plan.

We also sold our rights to royalties and other payments related to the commercialization of Xyntha® by Pfizer, Inc., a licensee under the LFRP royalty portfolio, to Paul Capital Healthcare. Under the terms of this sale, we received an upfront cash payment of $10 million and milestone payments totaling $1.5 million based on Xyntha sales in 2010.

LOOKING FORWARD

In 2010, we expanded from being a Research and Development company to a full commercial organization. We stand among few biotechnology companies to have done so, and of that we are proud. We also gained a finer appreciation of the critical success factors necessary to concurrently launch a product, while growing the overall business. However, our knowledge is only valuable if we apply it moving forward; and this we will.

For all of us at Dyax, 2011 will be a year of continued execution and momentum based on the knowledge we gained in 2010. We plan to further develop the KALBITOR brand and ensure that it is widely adopted by HAE patients and physicians. And, we will pursue our goal to maximize the therapeutic lifecycle of KALBITOR. Furthermore, expanding our internal pipeline will remain a critical objective, as we have realigned our strategy to focus on treatments for niche indications in areas of unmet medical needs. Finally, we will further grow the LFRP royalty portfolio, which continues to be a fundamental and highly valuable component of our business model.

Our unwavering commitment to providing new therapeutic options to patients and physicians will not end with KALBITOR. We are dedicated to leveraging our expertise to bring new treatments to market for patients with rare diseases and we remain steadfast in our dedication to building value for our shareholders.

Sincerely,

Gustav A. Christensen
President and Chief Executive Officer

Discover

leveraging the benefits of

phage display technology to discover novel therapeutics

discover





power of phage display technology

The success of Dyax is based upon our proprietary phage display technology, a novel method for producing and searching through tens of billions of drug candidates such as human antibodies, peptides or small proteins. Using our phage display technology, we build large collections, or libraries, of these drug candidates that we use to rapidly identify those candidates which bind with high affinity and high specificity to targets of disease interest.

Phage display offers important advantages over other drug discovery technologies currently used to identify biopharmaceutical leads, including:

- BROAD AND DIVERSE PLATFORM: Since our libraries are so large and comprehensive, there is a greater probability of finding a candidate that binds to a disease target.
- SPEED AND COST EFFECTIVENESS: We can develop libraries of potential drug candidates and rapidly select compounds that bind to them in a few months, as opposed to other technologies that can take up to years. This accuracy and speed in turn reduce the expense of the process.
- AUTOMATED PARALLEL SCREENING: In an automated format, we can apply our phage display technology to scan many disease targets simultaneously to discover potential drug candidates for each target.
- RAPID OPTIMIZATION: We can design and produce successive generations of libraries to further optimize upon previous leads, and have demonstrated between 10- and 1000-fold improvement in binding affinity with our second-generation phage display libraries.

Above and beyond leveraging these advantages for our own internal development activities, we license our proprietary phage display technology to other companies, through the LFRP royalty portfolio. This program enables potential partners and collaborators to benefit from phage display, while generating significant revenue for Dyax.



Importantly, phage display technology has fueled 75 licenses, including those with blue chip pedigree biotechnology and pharmaceutical companies such as Amgen, Bayer Schering, Biogen Idec, Eli Lilly/ImClone, Merck Serono and sanofi-aventis. Our phage display library is patent protected through the 2019 – 2024 timeframe, while our trade-secret and proprietary know-how further reinforce our patient estate. Furthermore, our LFRP agreements are written such that Dyax stands to receive royalties for 10 years from a product's first commercial sale.

Thus far, our phage display technology has resulted in the approval of our FDA approved product, KALBITOR®, and the ligand used in the purification of Pfizer's Xyntha®.

NICHE INDICATIONS

We will continue to maximize our business strategy, by using our proprietary phage display technology to identify new drug candidates and advance them through our preclinical pipeline. These preclinical drug candidates may be developed by us or through strategic partnerships with other biotechnology and pharmaceutical companies.

Although we will continue to seek to retain ownership and control of our internally discovered drug candidates by taking them further into preclinical and clinical development, we will also partner certain candidates in order to balance and maximize return for our stockholders.

To that end, in 2010, we realigned our business strategy to focus on niche indications where we can develop and commercialize products on our own. We currently have several preclinical programs and plan to file a new IND application every 24 months. Importantly, all of our clinical candidates must meet high scrutiny for probability of success, have a generally defined regulatory pathway, and address meaningful medical and thus market opportunities. By leveraging our R&D platform and phage display technology in this way, we believe we can make the greatest impact.

Develop

reaching development milestones

independently and through our partners


CIP Fluid

LFRP: maturing pipeline


Phase 1
Phase 2
Phase 3
IMC-1121B (VEGFR-2/KDR): oncology
Eli Lilly/ImClone
IMC-11F8 (EGFR): oncology
Eli Lilly/ImClone
AMG 386 (Ang-1/Ang-2): oncology
Amgen
AMG 479 (IGF-1R): oncology
Amgen
4 products in Phase 3
IMC-A12 (IGF-1R): oncology
Eli Lilly/ImClone
MT201 (EpCAM): oncology
Micromet/Merck Serono
MM-121 (ErbB3): oncology
sanofi-aventis/Merrimack
BI-204 (APOB-100): atherosclerosis
Genentech/BioInvent
4 products in Phase 2
ALXN6000 (CD-200): oncology
Alexion
AMG 780 (Ang-2): oncology
Amgen
BIIB 022 (IGF-1R): oncology
Biogen Idec
BIIB 033 (LINGO-1) multiple sclerosis
Biogen Idec
BI-505 (ICAM-1): oncology
BioInvent
undisclosed: not identified
confidential
undisclosed: not identified
confidential
undisclosed: not identified
confidential
undisclosed: not identified
confidential

Fundamental to our business model is the LFRP by which we make our proprietary phage display libraries and discovery capabilities available to partners and collaborators through revenue-generating licenses. In 2010, we continued to grow this program, which is considered one of the most successful of its type in the industry.

Our LFRP allows other companies to benefit from our phage display's powerful and unique advantages. In certain arrangements, we grant our licensees rights to use phage display libraries in connection with their own internal therapeutic development program. Amgen, Bayer Schering, Biogen Idec, Boehringer Ingelheim, Eli Lilly/ImClone, Merck Serono, Novo Nordisk and sanofi-aventis are a few of the companies that participate with us in such agreements.

Alternately, we perform funded research for various collaborators using our phage display technology to identify, characterize and optimize antibodies that bind to disease targets provided by our collaborators. Some funded research collaborators with products currently in development include AstraZeneca, Baxter Healthcare, Biogen Idec and Merck Serono.

We maintain **75 licenses and collaborations** with various biotechnology and pharmaceutical companies. Our LFRP royalty portfolio currently includes **17 candidates in development, four of which are in Phase 3.** Of them, two are being developed by Eli Lilly/ImClone. They include IMC-1121B, an antibody to VEGFR-2, and IMC-11F8, an antibody to EGFR. Combined, they are in 5 different Phase 3 trials for multiple indications in oncology. Another Phase 3 candidate is Amgen's AMG 479, an antibody to IGF-1R, also for oncology.

Four other candidates are in Phase 2 trials including compounds from sanofi-aventis and Micromet/Merck Serono. Nine additional candidates are in Phase 1, including Biogen Idec's BIIB 033, a LINGO-1 antibody. Furthermore, there are over 70 preclinical candidates within the LFRP royalty portfolio that can enter the clinic at anytime.

Through these collaborations, we will continue to receive milestone payments and ultimately royalty revenues. The strength of the LFRP royalty portfolio is that the program is not about any one clinical candidate in particular. Rather, **it is about "shots on goal" for a slice of a potential multi-billion dollar market. And, the LFRP portfolio incurs minimal cost to run, as the development is conducted by blue chip pedigree licensees including Amgen, Eli Lilly and sanofi-avantis, who are investing a significant amount of money in high value indications.**

While the LFRP is a key driver in our business model, its full potential is often overlooked. It can serve as a financing vehicle, as is evidenced by our loan agreement with Cowen Royalty Healthcare Partners, in which we received $65 million secured only by the LFRP revenues. And, in 2010, the LFRP generated approximately $20 million in revenue. Moving forward, the LFRP royalty portfolio will continue to build value for us, as additional candidates advance and others reach the market.

lifecycle management



Ecallantide is a potent, selective, reversible inhibitor of plasma kallikrein, making it a key mediator of inflammation. In addition to its approved commercial use as KALBITOR®, we are evaluating ecallantide's therapeutic potential to treat other diseases.

We are developing ecallantide for another form of angioedema which is induced by use of drugs known as ACE inhibitors. An estimated 51 million prescriptions are written annually worldwide for ACE inhibitors which are typically prescribed to reduce high blood pressure and assist cardiac function. It is estimated that up to 2% of patients treated with ACE inhibitors suffer from angioedema attacks, which represents approximately 30% of all angioedemas treated in U.S. emergency rooms.

Currently, there are no approved treatments for ACE inhibitor-induced angioedema. Patients are generally given standard allergy drugs which are not effective for this bradykinin-induced (non-histamine) angioedema.

In December 2010, we filed an IND application for a placebo-controlled, dose-ranging, Phase 2 clinical study for this indication. **We expect to dose the first patient in the first half of 2011 and data from this trial are expected in the second half of 2012.**

Also, in an effort to make for a more convenient administration of KALBITOR, we are exploring the possibility of developing a higher strength 1 mL formulation.

Our partner, Fovea Pharmaceuticals SA, a subsidiary of sanofi-aventis, continues to develop ecallantide in the EU for patients with retinal vein occlusion-induced macular edema. This disease is caused by a combination of factors including retinal edema. A Phase 1 trial is ongoing, with data expected in the second quarter of 2012.

Commercialize


commercialize

"It's knowing that I have a treatment plan in place.

I feel prepared for my next attack."



Danielle,
an HAE patient

commercialize

living with HAE



Richard,
an HAE patient

"HAE stops my life in its tracks and after an attack, it is hard to pick up the pieces and move on." That is how one patient described living with HAE. Considering HAE patients have approximately 20 attacks a year on average, it is no surprise their lives consist of an extraordinary amount of unpredictability and anxiety.

Patients often describe sacrifices they have made in their personal and professional lives due to HAE. For one 40 year-old woman with HAE, the unpredictability and frequency of her laryngeal attacks made it impossible for her to work and she has been unemployed for more than a decade. Another patient, who is on prophylactic therapy, but has breakthrough attacks, experiences such severe pain and disfigurement from facial and abdominal swelling she can no longer play sports and enjoy other hobbies.

A rare, genetic disease, HAE manifests in painful swelling in the face, hands, feet, genitals, abdomen, and upper airway (larynx). Without treatment, attacks can last two to five days. Laryngeal attacks pose the greatest risk as there is the potential for asphyxiation. In their lifetime, 50% of all HAE patients are expected to experience a laryngeal attack.

Our commitment to generating awareness for HAE is due in part to the suffering patients have faced. Since its symptoms are similar to many other more common conditions, HAE has historically been unrecognized or misdiagnosed. Subsequently, patients have experienced serious consequences including unnecessary tracheotomies, appendectomies, exploratory laparoscopies and hysterectomies.

We believe educating the HAE community is the only way to ensure HAE patients are managed appropriately. Fortunately, as new treatment options are emerging, disease awareness is growing. We are dedicated to continuing our efforts in this endeavor.



treating attacks with KALBITOR

In December of 2009, the FDA granted approval for KALBITOR® (ecallantide) for the treatment of acute attacks of HAE in patients 16 years of age and older. Early in 2010, it became available to patients and their physicians. As a result, though just one year in the market, we have built a strong patient base, due to KALBITOR's unique product profile.

With KALBITOR, patients can receive treatment when an attack occurs, unlike taking prophylaxis therapy on a regular basis. Furthermore, in clinical trials, KALBITOR was shown to rapidly improve acute HAE attack symptoms at four hours and offer sustained improvement at twenty-four hours. Without any type of treatment, HAE attacks can last from two to five days.

Another benefit is that KALBITOR is the only FDA approved treatment for all HAE attacks—regardless of location—including the face, hands, feet, genitals, abdomen and larynx.

Adding to its unique product profile, KALBITOR is the first HAE treatment that does not require intravenous administration. Rather, it is administered subcutaneously (under-the-skin by injection) which is more convenient to administer.

Ecallantide, which is the active ingredient in KALBITOR, is a small protein made in yeast cells. Since it is not derived from blood, there is no chance of contamination from blood borne pathogens.

KALBITOR is overall well-tolerated and has a consistent safety profile over multiple attack treatments. In clinical trials, when administered subcutaneously, KALBITOR demonstrated a 2.7% risk of anaphylaxis, according to a stringent definition of the hypersensitivity reaction. As a result, we implemented a Risk Evaluation and Mitigation Strategy, which includes a communication plan for healthcare professionals and a medication guide for patients.

Ultimately, KALBITOR's benefits align very well with physicians' and patients' needs. By addressing an unmet need in both frontline and breakthrough care, KALBITOR is changing the treatment paradigm for HAE patients. And, by doing so, it is well-positioned to become the HAE treatment of choice.

The impact KALBITOR has already made in the lives of HAE patients, who use it for acute HAE attacks, is impressive and heartwarming. As one patient expressed, **"I think of all of those years when I couldn't sleep at night, when I was terrified that something was going to happen. For me, it's just knowing that I've got a treatment plan, I've got an option and I don't have to suffer with this anymore. To me, it has made a huge difference in my life and outlook."**

Commercialize

patients want what KALBITOR delivers





FDA approved to treat acute HAE attacks in patients 16+

First subcutaneous HAE treatment approved in the U.S.

Approved for all attack locations including hands, feet, face, abdomen, genitals and throat

Marina, an HAE patient

In Phase 3 clinical trials, **demonstrated rapid improvement of attack symptoms** at 4 hours and sustained improvement at 24 hours

Safety Information: Anaphylaxis has been reported after administration of KALBITOR. As a result, KALBITOR should only be given by a healthcare professional with appropriate medical support to manage serious allergic reactions and hereditary angioedema.


global
expansion

Europe • Japan • North Africa • Russia • Middle East • Australia • New Zealand • Israel

We knew that developing an effective global commercialization strategy for KALBITOR® (ecallantide) was essential to subsequent success.

From the beginning our intent was to commercialize KALBITOR in the United States on our own, and to establish strategic partnerships with other companies outside of the country. In 2010, we made tremendous progress executing our plan.

This year we announced a partnership with Defiante Farmaceutica S.A., a subsidiary of Sigma-Tau, to develop and commercialize KALBITOR for HAE and other indications. We chose Sigma-Tau, as they have a strong global presence and are committed to developing products to treat rare diseases. Regions where we are collaborating include Europe, the Middle East, North Africa, Russia, Australia and New Zealand.

Soon after our agreement with Sigma-Tau, the EMA began its formal scientific review of our MAA in the EU. We are working with Sigma-Tau toward a year end 2011 EU approval, and in Australia, we plan to file for regulatory approval in the second half of 2011.

Continuing with our global strategy, we signed an agreement with CMIC Co., Ltd, to develop and commercialize KALBITOR for HAE and other angioedema indications in Japan. We consider Japan to be a vital market in which to establish a presence due to the current lack of available treatments.

Earlier in 2010, we partnered with NeoPharm Scientific, Ltd., to obtain regulatory approval and commercialize KALBITOR for HAE and other angioedema indications in Israel. At this point, we are in the process of obtaining regulatory approval.

In all of these agreements, our partners are responsible for all regulatory and commercialization costs with Dyax to receive a significant share of all future sales. The strategic considerations of these agreements will enable us to further leverage our resources to fund and develop new indications for KALBITOR.

2010 milestones



JANUARY

Launched HAE Hope, A New Online Resource for Patients with Hereditary Angioedema



FEBRUARY

KALBITOR® (ecallantide) Commercially Available



MARCH

KALBITOR® (ecallantide) Data Presented at American Academy of Allergy, Asthma and Immunology Annual Meeting: Results of KALBITOR Efficacy for HAE Acute Attacks by Attack Location



APRIL

First-Ever Published Study Underscores Significant Economic Burden of Hereditary Angioedema on Patients, Families and the Healthcare System

Sold Rights to Xyntha® Royalty Stream to Paul Capital Healthcare for up to $12 Million



JUNE

KALBITOR® (ecallantide) EDEMA4® Trial Results Published in the *Annals of Allergy, Asthma, and Immunology*

Dyax and Sigma-Tau Partnered to Develop and Commercialize Subcutaneous ecallantide for Hereditary Angioedema and Other Indications in Europe, North Africa, the Middle East and Russia



JULY

Marketing Authorization Application for Ecallantide Validated by European Medicines Agency

Comprehensive Financial Assistance Program Featured On Enhanced Product Website for KALBITOR® (ecallantide)



AUGUST

Data from First Phase 3 Trial (EDEMA3®) for KALBITOR® (ecallantide) Published in *The New England Journal of Medicine*



SEPTEMBER

Dyax and CMIC Co., Ltd. Partnered to Develop and Commercialize Subcutaneous Ecallantide for Hereditary Angioedema and Other Indications in Japan



NOVEMBER

KALBITOR® (ecallantide) Data Presented at the American College of Allergy, Asthma and Immunology Annual Meeting: Results Highlight Efficacy Findings for the Treatment of Acute Hereditary Angioedema Attacks By Symptom Severity and Anatomical Site



Dyax Corp.

Share performance Graph and Form 10-K

for fiscal year ended
December 31, 2010

Stock Performance Graph

The following graph shows a five-year comparison of the cumulative total stockholder returns on our Common Stock over the period from December 30, 2005 to December 31, 2010 as compared with that of the NASDAQ Composite Index and the NASDAQ Biotechnology Index based on the initial investment of $100 on December 30, 2005 in Dyax's Common Stock and in each such index. Total stockholder return is measured by dividing share price change plus dividends, if any, for each period by the share prices at the beginning of the respective period, assuming reinvestment of any dividends



Comparison of 5-Year Cumulative Total Return of Dyax Corp.,
NASDAQ Composite Index and NASDAQ Biotechnology Index .
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/30/05
6/30/06
12/29/06
6/29/07
12/31/07
6/30/08
12/31/08
6/30/09
12/31/09
6/30/10
12/31/10
Dyax Corp. (NASDAQ:DYAX)
NASDAQ Composite Index (IXIC)
NASDAQ Biotechnology Index (NBI)

	12/30/05	6/30/06	12/29/06	6/29/07	12/31/07	6/30/08	12/31/08	6/30/09	12/31/09	6/30/10	12/31/10
Dyax Corp. (NASDAQ:DYAX).	100.000	55.787	57.495	79.507	69.450	58.824	69.070	40.607	64.326	43.074	40.987
NASDAQ Composite Index (IXIC). . .	100.000	98.493	109.521	118.043	120.267	103.975	71.510	83.210	102.894	95.643	120.294
NASDAQ Biotechnology Index (NBI) .	100.000	93.997	101.022	101.565	105.650	100.395	92.311	94.846	106.739	101.219	122.758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2010

OR

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number 000-24537

DYAX CORP.

(Exact name of registrant as specified in its charter)

Delaware	**04-3053198**
(State of Incorporation)	(IRS Employer Identification No.)

300 Technology Square, Cambridge, Massachusetts 02139
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(617) 225-2500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name of each exchange on which registered:**
Common Stock, $.01 Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ or No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by nonaffiliates of the registrant as of the last business day of the registrant's most recently completed fiscal second quarter, June 30, 2010, based on the last reported sale price of the registrant's common stock of $2.27 per share was $172,905,582. The number of shares outstanding of the registrant's Common Stock, $.01 Par Value, as of February 23, 2011, was 98,709,979.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Shareholders scheduled to be held on May 12, 2011, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year-end of December 31, 2010, are incorporated by reference into Part III of this Form 10-K.

As used in this Form 10-K, "Dyax," "the Company," "we," "our," and "us" refer to Dyax Corp., except where the context otherwise requires or as otherwise indicated.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, including statements regarding:

- the potential benefits and commercial potential of KALBITOR ® (ecallantide) for its approved indication and any additional indications;
- our commercialization of KALBITOR, including revenues and cost of product sales;
- the potential for market approval for KALBITOR in the EU, Japan and other markets outside the United States;
- plans and anticipated timing for pursuing additional indications and uses for ecallantide;
- plans to enter into additional collaborative and licensing arrangements for ecallantide and for other compounds in development;
- estimates of potential markets for our products and product candidates;
- the sufficiency of our cash, cash equivalents and short-term investments; and
- expected future revenues and operating results.

Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets in which we compete. We often use the words or phrases of expectation or uncertainty like "believe," "anticipate," "plan," "expect," "intend," "project," "future," "may," "will," "could," "would" and similar words to help identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include, but are not limited to, those discussed later in this report under the section entitled "Risk Factors". Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether because of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission.

DYAX CORP.

ANNUAL REPORT ON FORM 10-K
For the year ended December 31, 2010

INDEX

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PART I

ITEM 1. BUSINESS

OVERVIEW

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel biotherapeutics for unmet medical needs. We currently have three major business elements:

- We commercialize KALBITOR (ecallantide) on our own in the United States for treatment of acute attacks of hereditary angioedema (HAE) and are also developing KALBITOR for use in other indications. Outside of the United States, we have established partnerships to obtain regulatory approval for and commercialize KALBITOR in other major markets and are evaluating opportunities in additional territories.
- We leverage our proprietary phage display technology through our Licensing and Funded Research Program, or LFRP. This program, which generated $24 million in revenue in 2010, has also resulted in a portfolio of product candidates being developed by our licensees. This portfolio currently includes 17 product candidates in clinical development. To the extent that one or more of these product candidates are commercialized according to published timelines, we anticipate that revenues under the LFRP will increase substantially.
- We continue to use our phage display technology to identify new drug candidates and advance others within our preclinical pipeline.

KALBITOR and the Ecallantide Franchise

In February 2010, we began commercializing KALBITOR in the United States for treatment of acute attacks of HAE in patients 16 years of age and older. We are commercializing KALBITOR on our own in the United States, and working through corporate partners, we intend to seek approval for and commercialize KALBITOR for HAE and other angioedema indications in markets outside of the United States. During 2010, we entered into four separate agreements to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other therapeutic indications throughout Europe, Japan, North Africa, the Middle East, Russia, Australia, New Zealand and Israel.

We are also exploring the use of ecallantide for the treatment of drug-induced angioedema, a life threatening inflammatory response brought on by adverse reactions to angiotensin-converting enzyme (ACE) inhibitors. In December 2010, we filed an Investigational New Drug application (IND) for this indication with the United States Food and Drug Administration (FDA). We plan to initiate a dose-ranging Phase 2 clinical study and commence dosing of the first patients in the first half of 2011. In addition, we have licensed ecallantide for development through a collaboration with Fovea Pharmaceuticals SA, a subsidiary of sanofi-aventis, for treatment of retinal diseases.

Phage Display Licensing and Funded Research Program

We believe that our phage display libraries represent the "gold standard" for therapeutic development and we leverage our proprietary phage display technology through our LFRP licenses and collaborations. This program currently generates significant revenues and has the potential for substantially greater revenues if and when product candidates that are discovered by our licensees receive marketing approval and are commercialized. We have 75 ongoing LFRP license agreements. Of the 17 product candidates that are currently in clinical development under the LFRP portfolio, four are in Phase 3, four are in Phase 2 and nine are in Phase 1. To the extent that these product candidates receive marketing approval and are commercialized according to published timelines, we expect to receive royalties from commercial sales beginning in 2013. Furthermore, based upon our own analysis as to the probability of receiving marketing approval and the large markets being addressed, we expect potential annual royalty revenues under the LFRP of more than $70 million by 2016. Several of our LFRP collaborations also provide us access to co-develop and/or co-promote drug candidates identified by other biopharmaceutical and pharmaceutical companies.

To date we have received more than $150 million in revenues, primarily related to license fees and milestones, under the LFRP. In 2010, we earned $24.4 million, including an $11.3 million buy-out of one royalty obligation for Xyntha®, a product marketed by Pfizer, and we expect receipts under the LFRP to continue to grow as more products advance in clinical development.

In addition, under a loan arrangement with Cowen Healthcare Royalty Partners (Cowen Healthcare), we obtained $65 million in debt funding, secured exclusively by the LFRP. This debt, which has a current principal balance of $57.8 million, is being repaid from a portion of LFRP receipts, is required to be repaid in full by 2016, and may be prepaid without penalty in August 2012.

Dyax Pipeline

We are also developing a pipeline of drug candidates using our phage display technology. We use phage display to identify antibody, small protein and peptide compounds with therapeutic potential for development in our own internal programs. These preclinical drug candidates may be developed independently or through strategic partnerships with other biotechnology and pharmaceutical companies. Although we will continue to seek to retain ownership and control of our internally discovered drug candidates by taking them further into preclinical and clinical development, we will also partner certain candidates in order to balance the risks associated with drug discovery and maximize return for our stockholders.

KALBITOR AND THE ECALLANTIDE FRANCHISE

Ecallantide is a compound that we developed using our phage display technology, which we have shown in vitro to be a high affinity, high specificity inhibitor of human plasma kallikrein. Plasma kallikrein, an enzyme found in blood, is believed to be a key component responsible for the regulation of the inflammation and coagulation pathways. Excess plasma kallikrein activity is thought to play a role in a number of inflammatory and autoimmune diseases, including HAE.

HAE is a rare, genetic disorder characterized by severe, debilitating and often painful swelling, which can occur in the abdomen, face, hands, feet and airway. HAE is caused by low or dysfunctional levels of C1-INH, a naturally occurring molecule that inhibits plasma kallikrein, a key mediator of inflammation, and other serine proteases in the blood. It is estimated that HAE affects between 1 in 10,000 to 1 in 50,000 people around the world. Despite the fact that 85% of patients experience symptoms before age 20, 68% of patients are not diagnosed until after age 20, which makes it difficult to accurately determine the size of the HAE patient population. HAE patient association registries estimate there is an immediately addressable target population of approximately 6,500 patients in the United States.

KALBITOR

In December 2009, ecallantide was approved by the FDA under the brand name KALBITOR for treatment of HAE in patients 16 years of age and older regardless of anatomic location. KALBITOR, a potent, selective and reversible plasma kallikrein inhibitor discovered and developed by us, is the first subcutaneous HAE treatment approved in the United States.

As part of product approval, we have established a Risk Evaluation and Mitigation Strategy (REMS) program to communicate the risk of anaphylaxis and the importance of distinguishing between hypersensitivity reaction and HAE attack symptoms. To communicate these risks, the REMS requires a Medication Guide be dispensed with each dose of KALBITOR and a "Dear Healthcare Professional" letter be provided to doctors identified as likely to prescribe KALBITOR and treat HAE patients.

We have also initiated a Phase 4 observational study which will be conducted with 200 HAE patients to evaluate immunogenicity and hypersensitivity with exposure to KALBITOR for treatment of acute attacks of HAE. The study is designed to identify predictive risk factors and develop effective screening tools to mitigate the risk of hypersensitivity and anaphylaxis. This 4-year study was initiated in February 2010.

United States Sales and Marketing

We have established a commercial organization to support sales of KALBITOR in the United States. We believe that a field-based team of approximately 25 professionals, consisting of sales representatives and corporate account directors, is appropriate to effectively market KALBITOR in the United States at this time, where patients are treated primarily by a limited number of specialty physicians, consisting mainly of allergists and immunologists.

KALBITOR Access[SM]

In furtherance of our efforts to facilitate access to KALBITOR in the United States, we have created the KALBITOR Access program, designed as a one-stop point of contact for information about KALBITOR, which offers treatment support service for patients with HAE and their healthcare providers. KALBITOR case managers provide comprehensive product and disease information, treatment site coordination, financial assistance for qualified patients and reimbursement facilitation services.

Distribution

We have an exclusive relationship with three wholly-owned subsidiaries of AmerisourceBergen Specialty Group, Inc. (ABSG) to establish a distribution network for KALBITOR. Our agreements with each subsidiary have an initial term of three years, although each contains customary termination provisions and may be terminated by us for any reason upon six months prior written notice. This distribution network includes the following:

- US Bioservices Corporation (US Bio), serves as our specialty pharmacy for KALBITOR in the United States, and also administers KALBITOR Access, which provides comprehensive call center services for patients and healthcare providers seeking information and access to KALBITOR;
- ASD Specialty Healthcare Inc. (ASD), serves as our wholesale distributor for KALBITOR to treating hospitals in the United States; and
- Integrated Commercialization Solutions, Inc. (ICS), provides warehousing, inventory management and other logistical services in connection with the distribution of KALBITOR throughout the United States.

Manufacturing

In connection with the commercial launch of KALBITOR in the United States, we have established a commercial supply chain, consisting of single-source third party suppliers to manufacture, test and distribute this product. All third party manufacturers involved in the KALBITOR manufacturing process are required to comply with current good manufacturing practices, or cGMPs.

To date, ecallantide drug substance used in the production of KALBITOR has been manufactured in the United Kingdom by MSD Biologics (UK) Limited (formerly known as Avecia Biologics Limited), a subsidiary of Merck & Co., Inc. We are currently in the process of manufacturing additional ecallantide drug substance that is expected to be released during the first quarter of 2011. Our inventories would then be sufficient to supply all ongoing studies relating to ecallantide and KALBITOR and to meet anticipated market demand into 2013. Under existing arrangements with MSD Biologics, they have agreed to conduct additional manufacturing campaigns, as necessary, to supplement existing inventory.

The shelf-life of our frozen drug substance is four years. Ecallantide drug substance is filled, labeled and packaged into the final form of KALBITOR drug product by Hollister-Steir at its facilities in Spokane, Washington under a commercial supply agreement. This process, known in the industry as the "fill and finish" process, is not unique to KALBITOR and alternative manufacturers are readily available in the event that we elect, or are required, to relocate the "fill and finish" process. KALBITOR in its "filled and finished" form has additional refrigerated shelf-life of three years.

Ecallantide Outside of the United States

In markets outside of the United States, we intend to seek approval and commercialize ecallantide for HAE and other angioedema indications in conjunction with multiple partners by entering into license or collaboration agreements with companies that have established distribution systems and direct sales forces in such territories.

In June 2010, we entered into a strategic partnership agreement with Sigma-Tau to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other therapeutic indications throughout Europe, North Africa, the Middle East and Russia. We retained our rights to ecallantide in all other territories. Under the terms of the agreement, Sigma-Tau made a $2.5 million upfront payment to us and also purchased 636,132 shares of our common stock at a price of $3.93 per share, which represented a 50% premium over the 20-day average closing price through June 17, 2010, for an aggregate purchase price of $2.5 million. We will also be eligible to receive over $100 million in development and sales milestones related to ecallantide and royalties equal to 41% of net sales of product, as adjusted for product costs. Sigma-Tau will pay the costs associated with regulatory approval and commercialization in the licensed territories. In addition, we and Sigma-Tau will share equally the costs for all development activities for future indications developed in partnership with Sigma-Tau.

The Marketing Authorization Application (MAA) was submitted in May 2010 to the European Medicines Agency (EMA) for ecallantide for the treatment of HAE. In July 2010, the EMA completed its validation process for the MAA for potential approval to market ecallantide in the European Union (EU). We are working with Sigma-Tau on the response to the Day 120 consolidated list of questions from the EMA. These questions are within our expectations. We anticipate an EMA decision by year end 2011. We also anticipate that the MAA will be transferred from us to Sigma-Tau prior to any approval decision. If approved, KALBITOR will receive marketing authorization in 27 EU member states.

In December 2010, we amended our agreement with Sigma-Tau to expand our collaboration to commercialize KALBITOR for the treatment of HAE in Australia and New Zealand. Under the terms of the amendment, in January 2011, Sigma-Tau made a $500,000 upfront payment to us and also purchased 151,515 shares of our common stock at a price of $3.30 per share, which represented a 50% premium over the 20-day average closing price through December 20, 2010, for an aggregate purchase price of $500,000. We will also be eligible to receive up to $2 million in regulatory and commercialization milestones and royalties equal to 41% of net sales of product, as adjusted for product costs. Consistent with the previous agreement, Sigma-Tau will pay the costs associated with regulatory approval and commercialization in these additional territories.

In September 2010, we entered in an agreement with CMIC Co., Ltd (CMIC) to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other angioedema indications in Japan. Under the terms of the agreement, we received a $4.0 million upfront payment. We will also be eligible to receive up to $102 million in development and sales milestones for ecallantide in HAE and other angioedema indications and royalties of 20%-24% of net product sales. CMIC is solely responsible for all costs associated with development, regulatory activities, and commercialization of ecallantide for all angioedema indications in Japan. CMIC will purchase drug product from us on a cost-plus basis for clinical and commercial supply.

In March 2010, we entered into an agreement with Neopharm Scientific Ltd., (Neopharm) to obtain regulatory approval and commercialize ecallantide for HAE and other angioedema indications in Israel. Under the terms of the agreement, we will provide Neopharm drug supply at a price equal to 50% of net sales.

Ecallantide for Treatment of Other Angioedemas

In addition to its approved commercial use, we are also developing ecallantide in other angioedema indications. Another form of angioedema is induced by the use of so-called ACE inhibitors. With an estimated 51 million prescriptions written annually worldwide, ACE inhibitors are widely prescribed to reduce ACE and generally reduce high blood pressure and vascular constriction. It is estimated that up to 2% of patients treated with ACE inhibitors suffer from angioedema attacks, which represents approximately 30% of all angioedemas treated in emergency rooms. Research suggests the use of ACE inhibitors increases the relative activity of bradykinin, a protein that causes blood vessels to enlarge, or dilate, which can also cause the swelling known as angioedema. As a specific inhibitor of plasma kallikrein, an enzyme needed to produce bradykinin, ecallantide has the potential to be effective for treating this condition. We filed an IND for a placebo-controlled Phase 2 clinical study for this indication. This application was filed with the FDA in December 2010. We are in the process of establishing clinical trial sites and expect to treat the first patient during the first half of 2011. Data from this trial are expected in the second half of 2012.

Ecallantide for Ophthalmic Indications

We entered into a license agreement in 2009 with Fovea Pharmaceuticals SA, a subsidiary of sanofi-aventis, for the development of ecallantide in the EU for treatment of retinal diseases. Under this agreement, Fovea will fully fund development for the first indication, retinal vein occlusion-induced macular edema, for which a Phase 1 trial was initiated in the third quarter of 2009. We retain all rights to commercialize ecallantide in this indication outside of the EU. Under the license agreement, we do not receive milestone payments, but are entitled to receive tiered royalties, ranging from the high teens to mid twenties, based on sales of ecallantide by Fovea in the EU. If we elect to commercialize ecallantide in this indication outside of the EU, Fovea will be entitled to receive royalties from us, ranging from the low to mid teens, based on our sales of ecallantide outside the EU. The term of the agreement continues until the expiration of the licensed patents or, if later, the eleventh anniversary of the first commercial sale of ecallantide in an ophthalmic indication. The agreement may be terminated by Fovea on prior notice to us and by either party for cause.

LICENSING AND FUNDED RESEARCH PROGRAM

LFRP Product Development

Currently, 17 product candidates generated by our licensees or collaborators under the LFRP portfolio are in clinical development, four of which are in Phase 3, four are in Phase 2 and nine are in Phase 1. In addition, one product has received market approval from the FDA. Furthermore, we estimate that our licensees and collaborators have over 70 additional product candidates in various stages of research and preclinical development. Our licensees and collaborators are responsible for all costs associated with development of these product candidates. We will receive milestones and royalties from our licensees and collaborators to the extent these product candidates advance in development and are ultimately commercialized.

The chart below provides a summary of the clinical stage product candidates under the LFRP.



Compound
Indication
Phase 1
Phase 2
Phase 3
Market
IMC-1121B (VEGFR-2/KDR) oncology
IMC-11F8 (EGFR) oncology
AMG 386 (Ang-1/Ang-2) oncology
AMG 479 (IGF-1R) oncology
IMC-A12 (IGF-1R) oncology
MT201 (EpCAM) oncology
MM-121 (ErbB3) oncology
BI-204 (APOB-100) atherosclerosis
ALXN6000 (CD-200) oncology
AMG 780 (Ang-2) oncology
BIIB 022 (IGF-1R) oncology
BIIB 033 (LINGO-1) multiple sclerosis
BI-505 (ICAM-1) oncology
undisclosed not identified
undisclosed not identified
undisclosed not identified
undisclosed not identified
Eli Lilly/ImClone
Eli Lilly/ImClone
Amgen
Amgen
Eli Lilly/ImClone
Micromet/Merck Serono
sanofi-aventis/Merrimack
Genentech/BioInvent
Alexion
Amgen
Biogen Idec
Biogen Idec
BioInvent
confidential
confidential
confidential
confidential
Phase 3
Phase 2
Phase 1

Generally, under the terms of our LFRP licenses, we are entitled to receive royalties on commercial sales of all products for at least ten years after initial commercialization. To the extent that the product candidates in the chart above receive marketing approval and are commercialized according to published timelines, we expect to receive royalties from commercial sales beginning in 2013. Furthermore, based upon our own analysis as to the probability of receiving marketing approval and the large markets being addressed, we expect potential annual royalty revenues under the LFRP of more than $70 million by 2016.

Currently, the types of licenses and collaborations that we enter into have one of three distinct structures:

- *Library Licenses.* We believe our phage display libraries represent the "gold standard" for therapeutic development. Under our library license program, we grant our licensees rights to use our phage display libraries in connection with their internal therapeutic development programs. We also provide these licensees with related materials and training so that they may rapidly identify compounds that bind with high affinity to therapeutic targets. The period during which our licensees may use our libraries is typically limited to a 4 to 5 year term. Library license agreements contain significant up-front license fees, annual maintenance fees, milestone payments based on successful product development, and royalties based on any future product sales. We have approximately 20 library licensees including Amgen, Aveo, Bayer Schering, Biogen Idec, Boehringer Ingelheim, CSL, ImClone Systems (a wholly-owned subsidiary of Eli Lilly), Merck Serono, Novo Nordisk, sanofi-aventis and Trubion (now known as Emergent BioSolutions).

- *Funded Research.* Under our funded research program, we perform funded research for various collaborators using our phage display technology to identify, characterize and optimize antibodies that bind to disease targets provided by the collaborators. Our funded research collaborators with products currently in development include AstraZeneca, Baxter Healthcare, Biogen Idec, Merck Serono, Merrimack, and Trubion (now known as Emergent BioSolutions).

- *Patent Licenses.* Under our patent license program, we grant other biopharmaceutical and pharmaceutical companies non-exclusive licenses to use our core phage display patents (known as the Ladner patents), to discover and develop biologic compounds for use in specified fields. We generally grant licenses on a non-exclusive basis so that we may retain broad rights to practice our phage display technology in multiple fields. Our license agreements generally provide for up-front license fees, annual maintenance fees, milestone payments based on successful product development, and royalties based on any future product sales for a period of ten years after commercialization of any resulting product. In addition, under the terms of our license agreements, most licensees have agreed not to sue us for using phage display improvement patents which they developed and some have granted us specific access to certain phage-display technologies which they have developed or which they control. We believe that these provisions allow us to practice enhancements to phage display developed by our licensees. We currently have approximately 45 patent licensees worldwide. Once the Ladner patents expire in 2012, we will no longer be entering into additional patent license agreements.

To date we have received more than $150 million in revenues, primarily related to license fees and milestones, under the LFRP. Going forward, we expect to continue to enter into licenses and collaborations that are designed to maximize the strategic value of our proprietary phage display technology.

Cross-Licensed Technology

The use of our antibody library involves technology that we have cross-licensed from other biotechnology companies, including Affimed Therapeutics AG, Affitech A/S, Biosite, Inc. (now owned by Alere Inc.), Cambridge Antibody Technology Limited or CAT (now known as MedImmune Limited and owned by AstraZeneca), Domantis Limited (a wholly-owned subsidiary of GlaxoSmithKline), Genentech, Inc. and XOMA Ltd. Under the terms of our cross-license agreement with CAT, we are required to pay milestone and low single-digit royalty payments to CAT in connection with antibody products developed and commercialized by our licensees. These payments are passed through to CAT from our licensees. None of our other cross-license agreements contain financial obligations applicable to our LFRP licensees or collaborators.

Cowen Healthcare Financing

In 2008, we entered into an agreement with Cowen Healthcare for a $50.0 million loan secured by our LFRP. This loan is the Tranche A loan. In March 2009, we amended and restated the loan agreement with Cowen Healthcare to include a Tranche B loan of $15.0 million. We used $35.1 million from the proceeds of the Tranche A loan to pay off our remaining obligation under a then existing agreement with Paul Royalty Fund Holdings II, LP (Paul Royalty). The Tranche A and Tranche B loans (collectively referred to as, the Loan) have an outstanding principal balance at December 31, 2010 of $57.8 million.

The Loan matures in August 2016. The Tranche A portion bears interest at an annual rate of 16%, payable quarterly, and the Tranche B portion bears interest at an annual rate of 21.5%, payable quarterly. The Loan may be prepaid without penalty, in whole or in part, beginning in August 2012. In connection with the Loan, we have entered into a security agreement granting Cowen Healthcare a security interest in the intellectual property related to the LFRP, and the revenues generated through our licensing of the intellectual property related to the LFRP. The security agreement does not apply to our internal drug development or to any of our co-development programs.

Under the terms of the loan agreement, we are required to repay the Loan based on the annual net LFRP receipts. Until June 30, 2013, required payments are tiered as follows: 75% of the first $10.0 million in specified annual LFRP receipts, 50% of the next $5.0 million and 25% of annual included LFRP receipts over $15 million. After June 30, 2013, and until the maturity date or the complete amortization of the Loan, Cowen Healthcare will receive 90% of all included LFRP receipts. If the Cowen Healthcare portion of LFRP receipts for any quarter exceeds the interest for that quarter, then the principal balance will be reduced. Any unpaid principal will be due upon the maturity of the Loan. If the Cowen Healthcare portion of LFRP revenues for any quarterly period is insufficient to cover the cash interest due for that period, the deficiency may be added to the outstanding principal or paid in cash. After five years, we must repay to Cowen Healthcare all additional accumulated principal above the original $50.0 million and $15.0 million loan amounts of Tranche A and Tranche B, respectively. In addition, under the terms of the Agreement, we are permitted to sell or otherwise transfer collateral generating cash proceeds of up to $25.0 million. Twenty percent of these cash proceeds will be applied to amortize principal on the Loan plus any applicable prepayment premium and an additional 5.0% of such proceeds will be paid to Cowen Healthcare as a cash premium. In April 2010, we sold our rights to royalties and other payments related to the commercialization of Xyntha, a product marketed by Pfizer Inc., for $9.8 million. In addition, we have earned a $1.5 million milestone, due by March 31, 2011, based on 2010 Xyntha sales and are eligible to receive an additional $500,000 based on 2011 sales.

DYAX PIPELINE

We are pursuing additional niche indications by leveraging our phage display technology expertise to identify new drug candidates. We have several preclinical candidates in our internal pipeline generated from phage display technology. Our goal is to file a new Investigational New Drug application every 24 months. Candidates are targeted which have defined regulatory pathways and address meaningful market opportunities.

OUR PHAGE DISPLAY TECHNOLOGY

What Is Phage Display?

Living organisms, such as viruses, have the ability to display a foreign gene product, or protein, on their surfaces. Based on this ability of organisms to display proteins, our scientists in the late 1980s invented protein phage display, a novel method to individually display up to tens of billions of human antibodies, peptides or small proteins on the surface of a small bacterial virus called a bacteriophage, or phage. Using phage display, we have built large collections, or libraries, of antibodies, small proteins or peptides that we use to rapidly identify those compounds that bind with high affinity and high specificity to targets of interest.

Through the use of our proprietary phage display technology, we have been able to establish a broad discovery platform to identify compounds that interact with a wide array of targets, including membrane proteins and circulating proteins which have been shown to be involved in pathologic processes. Our discovery capabilities have been further enhanced through automation, which has enabled us to evaluate a large number of molecules binding to each target. In this way we can rapidly identify and select a specific antibody, peptide or small protein with the desired biochemical and biological characteristics. While our discovery research efforts are focused primarily on monoclonal antibodies, we are also testing the in vitro and in vivo activity of several of our peptide and small protein compounds.

Scientists can use phage display to improve the speed and cost effectiveness of drug discovery and optimization. Phage display offers important advantages over, and can be used to improve, other drug discovery technologies that are currently employed to identify biopharmaceutical leads.

Over the past several years, we have brought on-line high-throughput automated capacity, developed antibody phage display libraries that are the industry "gold standard", and successfully implemented a strategy under which, as of today, we believe we have obtained freedom to operate in the antibody phage display area through cross-licenses with Affimed Therapeutics, Affitech, Biosite, CAT, Domantis, Genentech and XOMA. As a result of these activities, we now have an industry-leading technology that allows us to identify fully human antibodies with high specificity and high affinity and to move product candidates rapidly into both in vitro testing and optimization.

Although we use this technology primarily to advance our own internal development activities, we also leverage it broadly through licenses and collaborations so that other biopharmaceutical and pharmaceutical companies can use it to discover and develop biopharmaceutical leads.

Our phage display process generally consists of the following steps:

- Generating a phage display library

- Screening the phage display library against a target of interest
- Evaluating the selected compounds that bind to the target of interest

Generating a Phage Display Library

The generation of a phage display library is based upon a single protein framework and contains tens of billions of variants of this protein. The first step in generating a library is the selection of the protein framework upon which the library will be created. This selection is based on the desired product properties, such as structure, size, stability, or lack of immunogenicity. We then determine which amino acids in the framework will be varied, but do not vary amino acids that contribute to the framework structure. We also control the exact numbers and types of different amino acids that are varied, so that the resulting phage display library consists of a diverse set of chemical entities, each of which retains the desired physical and chemical properties of the original framework.

The next step is the creation of a collection of genes that encode the designed variations of the framework protein. We can easily generate diverse collections of up to hundreds of millions of different synthetic DNA sequences. Each new DNA sequence, or gene, encodes a single protein sequence that may be displayed on the surface of the individual phage that contains this gene. The scientists combine the new DNA sequences with phage genome DNA and certain enzymes so that the new DNA is inserted into a specific location of the phage genome. The result is that the new protein is displayed on the phage surface fused to one of the naturally occurring phage proteins. The phage acts as a physical link between the displayed protein and its gene.

In addition to fused synthetic DNA sequences, we may also use cDNA, or genomic DNA, which are sequences that represent all of the expressed genes in a cell or organism, to create a library. We have also inserted genes from antibody expressing human cells into the phage genome. Using these genes, we have constructed phage display libraries that express tens of billions of different human antibodies on the phage surface. From one of these libraries, individual antibody fragments can be selected and used to express highly specific human monoclonal antibodies.

The new phage genome is then transferred into laboratory bacteria, where the phage genome directs the bacterial cells to produce thousands of copies of each new phage. The collection of phage displaying multiple antibodies, peptides or small proteins is referred to as a phage display library. Because we can reproduce the phage display library by infecting a new culture of laboratory bacteria to produce millions of additional copies of each phage, we can use each library for a potentially unlimited number of selections.

Screening the Phage Display Library Against a Target of Interest

We can then select binding compounds with high affinity and high specificity by exposing the library to a specified target of interest and isolating the various phage that display compounds that bind to the target. Each individual phage contains the gene encoding one potential binding compound, and once its displayed protein is selected in the screening procedure, it can be retrieved and amplified by growth in laboratory bacteria.

To identify specific binders from a phage display library, we expose the library to the target under desired binding conditions. The target may be attached to a fixed surface, such as the bottom of a tube, or a bead, allowing removal of phage that do not express binding compounds that recognize the target. Once these unbound phage are washed away, the phage containing the selected binding compounds can be released from the target. Since the phage are still viable, they can be amplified rapidly by again infecting bacteria. The capacity of the phage to replicate itself is an important feature that makes it particularly well suited for rapid discovery of specific binding compounds. We can amplify a single phage by infecting bacteria and producing millions of identical phage in one day.

If the binding affinities of the compounds identified in an initial screening for a target are not considered sufficiently high, information derived from the binding compounds identified in the initial screening can be used to design a new focused library. The design, construction and screening of a second generation library, known as affinity maturation, can lead to increases of 10- to 100-fold or more in the affinity of the binding compounds for the target.

Evaluating the Selected Compounds That Bind to the Target of Interest

Screening phage display libraries generally results in the identification of one or more groups of related binding compounds such as antibodies, peptides or small proteins. These groups of compounds are valuable in providing information about which chemical features are necessary for binding to the target with affinity and specificity, as well as which features can be altered without affecting binding. Using DNA sequencing, we can determine the amino acid sequences of the binding compounds and identify the essential components of desired binding properties by comparing similarities and differences in such sequences. If desired, scientists can further optimize the binding compounds by building additional phage display libraries based on these key components and repeating this process. We can complete the entire selection process in several weeks. We can produce small amounts of the binding compound by growing and purifying the phage. For production of larger amounts, we can remove the gene from the phage DNA and place it into a standard recombinant protein expression system. Alternatively, if the identified binding compound is sufficiently small, it can be chemically synthesized. These binding compounds can be evaluated for desired properties including affinity, specificity and stability under conditions that will be encountered during its intended use. From each group of compounds, scientists can identify, develop and test a compound with the desired properties for utility as a biopharmaceutical, diagnostic, research reagent or affinity separations product.

The entire phage display process for identifying compounds that bind to targets of interest is nearly identical whether the ultimate product is to be used for biopharmaceuticals, diagnostics, research reagents or separations, which allows for an efficient use of scientific resources across a broad array of commercial applications.

Advantages of Phage Display Technology in Therapeutic Drug Discovery

We believe our phage display technology has the following advantages over other drug discovery technologies:

- Diversity and abundance. Many of our phage display libraries contain billions of potential binding compounds that are rationally-designed variations of a particular antibody, peptide or small protein framework. The size and diversity of our libraries significantly increases the likelihood of identifying binding compounds with high affinity and high specificity for the target. Once we generate libraries, we can reproduce them rapidly in phage and use them for an unlimited number of screenings.
- Speed and cost effectiveness. We can construct phage display libraries in a few months and rapidly select binding compounds for characterization in screening assays. Conventional or combinatorial chemistry approaches require between several months and several years to complete this process. Similarly, mouse and human-mouse technologies generally require four to six months to identify an antibody. As a result, our phage display technology can significantly reduce the time and expense required to identify an antibody, peptide or small protein with desired binding characteristics.
- Automated parallel screening. In an automated format, we can apply our phage display technology to many targets simultaneously to discover specific, high-affinity proteins, including human monoclonal antibodies, for each target. In contrast, human-mouse antibody technologies identify antibodies that bind to a single target per test group of mice and are difficult to automate. Among antibody technologies, phage display is particularly well suited for functional genomic applications, due to the large number of genetic targets that need to be screened for specific antibodies.
- Rapid optimization. We screen phage display libraries to identify binding compounds with high affinity and high specificity for the desired target and can design and produce successive generations of phage display libraries to further optimize the leads. We have demonstrated between 10-and 1000-fold improvement in binding affinity with second-generation phage display libraries.

COMPETITION

We compete in an industry characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace. Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

Our principal focus is on the development of therapeutic products. We will conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications. Therefore our principal competition going forward, as further described below, will be companies who either are already marketing products in those indications or are developing new products for those indications.

For KALBITOR as a treatment for HAE, our principal competitors include:

- CSL Behring — CSL Behring markets a plasma-derived C1-esterase inhibitor, known as Berinert®, which is administered intravenously. Berinert is approved for the treatment of acute abdominal or facial attacks of HAE in adult and adolescent patients, and has orphan drug designation from the FDA. Berinert is also sold in the European Union, Japan and several rest-of-world markets. Additionally, CSL Behring completed a clinical trial evaluating subcutaneous administration of Berinert.
- ViroPharma Inc. — ViroPharma markets a plasma-derived C1-esterase inhibitor, known as Cinryze™, which is administered intravenously. Cinryze is approved for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE, and has orphan drug designation from the FDA. The FDA has also approved patient labeling for Cinryze to include self-administration for routine prophylaxis, once a patient is properly trained by his or her healthcare provider. ViroPharma has also filed an EU Marketing Authorization Application for the use of its C1 inhibitor for acute treatment and prophylaxis against HAE. ViroPharma has also completed a Phase 2 trial evaluating subcutaneous administration of Cinryze and announced plans to initiate a Phase 3 study later this year.
- Jerini AG/Shire plc — Jerini/Shire markets its bradykinin receptor antagonist, known as Firazyr® (icatibant) in the European Union and several rest-of-world markets. Firazyr is approved in these markets for the treatment of acute HAE attacks in adult patients. In late 2010, Jerini/Shire submitted data from a Phase 3b study evaluating the safety of self-administration with icatibant to the European Medicines Agency for a proposed label amendment to include self-administration. In the US, FDA issued a Not Approvable letter for icatibant in 2008, but Jerini/Shire initiated a new Phase 3 trial in 2009 to support US approval. This trial was completed in August of 2010 and Shire filed a complete response to the FDA's Not Approvable letter in February 2011. Firazyr (icatibant) has orphan drug designations from the FDA and in Europe.
- Pharming Group NV — Pharming markets a recombinant C1-esterase inhibitor, known as Ruconest™, which is delivered intravenously. Ruconest is approved in the EU for the treatment of acute HAE attacks in adult patients. In the US, Pharming's recombinant C1-esterase inhibitor is known as Rhucin®. In December 2010, Pharming and US partner Santarus announced the submission of a Biologics License Application, or BLA, for Rhucin. In February 2011, the companies announced receipt of a "refusal to file" letter in which the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review. Pharming's recombinant C1-esterase inhibitor has Fast Track status from the FDA and orphan drug designations from the FDA and in Europe.

Other competitors for the treatment of HAE are companies that market corticosteroid drugs or are developing plasma kallikrein inhibitors. Specifically, these include the manufacturers of danazol and BioCryst, Vantia Therapeutics and others that are developing small molecule inhibitors of plasma kallikrein.

In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which we and others are seeking to develop antibody, peptide and/or small protein products.

Our phage display technology is one of several technologies available to generate libraries of compounds that can be leveraged to discover new antibody, peptide and/or small protein products. The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas. Medarex (a wholly-owned subsidiary of Bristol-Myers Squibb), Genmab A/S, and

PDL Biopharma are leaders in these technologies. Further, other companies such as BioInvent International AB and XOMA Ltd. have access to phage display technology and compete with us by offering licenses and research services to pharmaceutical and biotechnology companies.

In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

PATENTS AND PROPRIETARY RIGHTS

Our success is significantly dependent upon our ability to obtain patent protection for our products and technologies, to defend and enforce our issued patents, including patents related to phage display, and to avoid the infringement of patents issued to others. Our policy generally is to file for patent protection on methods and technology useful for the display of binding molecules and on biopharmaceutical, diagnostic and separation product candidates.

Our proprietary position in the field of phage display is based upon patent rights, technology, proprietary information, trade secrets and know-how. Our patents and patent applications for basic phage display, commonly known as the Ladner patents, include United States Patent No. 5,403,484, which expires April 4, 2012 and issued patents in Canada, Europe, and Japan, as well as U.S. publication 20,090,234,101, which was recently allowed and is currently pending issuance. These basic phage display patent rights contain claims covering inventions in the field of the surface display of proteins and certain other peptides, including surface display on bacteriophage.

With respect to specific aspects of our phage display libraries, patent rights claiming our currently licensed antibody phage display libraries and methods of making and using such libraries include issued patents in Australia and pending patent applications in the United States and other countries. These patent rights are expected to expire in 2021 (not including any term extension from the addition of patent term adjustment by the US Patent and Trademark Office). Patent rights claiming our currently licensed peptide libraries include United States Patent No. 7,413,537, which expires November 29, 2012 and issued patents in Canada, Japan and Europe. We have filed suit in the United States District Court for the District of Columbia to obtain a patent term adjustment for United States Patent No. 7,413,537 based on an erroneous calculation of the patent's term by the United States Patent Office. This action, which is expected to be successful based on a recent ruling by the United States Court of Appeals for the Federal Circuit, could extend the patent's expiration date by 1,614 days to May 1, 2017.

With respect to KALBITOR (ecallantide), our patent rights include United States Patent Nos. 5,994,125, which expires January 11, 2014, 5,795,865, which expires August 18, 2015, 6,057,287, which expires August 18, 2015, 6,333,402, which expires January 11, 2014, 7,064,107, which expires June 6, 2023, 7,153,829, which expires July 2, 2023, 7,166,576, which expires September 27, 2024, 7,235,530, which expires September 27, 2024, 7,276,480, which expires June 6, 2023, 7,628,983, which expires February 11, 2015, 7,718,617, which expires November 18, 2023, 7,811,991, which expires February 26, 2024, 7,704,949, which expires June 6, 2023, 7,851,442 which expires September 9, 2023 and European Patent No. 0739355 which expires January 11, 2015, 7,531,791 which expires June 6, 2023, as well as issued patents in Australia, Canada and Japan, claiming sequences of peptides that have human kallikrein inhibitory activity, including the sequence for ecallantide, and polynucleotide sequences encoding these peptides, as well as methods of using such peptides.

For our other therapeutic product candidates, we file for patent protection on groups of antibodies, peptides and small proteins that we identify using phage display.

There are no legal challenges to our phage display patent rights or our other issued or pending patent rights in any major markets. However, we cannot assure that a challenge will not be brought in the future. We plan to protect our patent rights in a manner consistent with our product development and business strategies. If we bring legal action against an alleged infringer of any of our patents, we expect the alleged infringer to claim that our patent is invalid, not infringed, or not enforceable for one or more reasons, thus subjecting that patent to a judicial determination of infringement, validity and enforceability. In addition, in certain situations, an alleged infringer could seek a declaratory judgment of non-infringement, invalidity or unenforceability of one or more of our patents. We cannot be sure that we will have sufficient resources to enforce or defend our patents against any such challenges or that a challenge will not result in an adverse judgment against us or the loss of one or more of our patents. Uncertainties resulting from the initiation and continuation of any patent or related litigation, including those involving our patent rights, could have a material adverse effect on our ability to maintain and expand our licensing program and collaborations, and to compete in the marketplace.

Our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent, was ultimately revoked in 2002 in a proceeding in the European Patent Office. As a result, we are not able to prevent other parties from using certain aspects of our phage display technology in Europe.

Our phage display patent rights are central to our non-exclusive patent licensing program and our performance under our related agreement with Cowen Healthcare. We offer non-exclusive licenses under our phage display patent rights to companies and non-profit institutions in the fields of therapeutics, diagnostics and other select fields. In jurisdictions where we have not applied for, obtained, or maintained patent rights, we will be unable to prevent others from developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we cannot assure that we will be able to prevent others from selling or importing products or technologies derived using phage display.

We are aware that other parties have patents and pending applications to various products and processes relating to phage display technology. Through licensing our phage display patent rights, we have secured a limited ability to practice under some of the third party patent rights relating to phage display technology. These rights are a result of our standard license agreement, which contains a covenant by the licensee that it will not sue us under the licensee's phage display improvement patents. In addition, we have sought and obtained affirmative rights of license or ownership under certain patent rights relating to phage display technology owned by other parties. For example, in addition to our amended license agreement with CAT, we have entered into licensing agreements with Affimed Therapeutics, Affitech, Biosite, Domantis and Genentech, Inc. under which we granted each of those companies rights to practice our phage display patents and in return received rights to practice under their phage display related patents. These types of agreements in which each party licenses technology to the other are referred to as cross-licensing agreements. We have also entered into a cross-licensing agreement with XOMA Ireland Limited under which we received a license to use XOMA's antibody expression technology to develop antibody products for ourselves and our collaborators. We also received a license from XOMA to produce antibodies. In exchange we agreed to pay XOMA a license fee and a royalty in connection with the sale of any of our antibody products. We also granted XOMA a license to our phage display patents and agreed to provide them with limited quantities of our antibody phage display libraries.

Under the terms of our amended and restated license agreement with CAT, we were granted a worldwide license under their antibody phage display patents to discover and develop antibody products. In consideration for this license, CAT is eligible to receive milestone payments and low single-digit royalty payments in connection with antibody products developed and commercialized by us or our licensees under the agreement.

Under the agreement, we also granted CAT a worldwide license to use our antibody libraries to discover and develop antibody products. In consideration for this license, we will receive no milestone payments but are eligible to receive a low single-digit royalty payments on antibody products developed by CAT or its licensees under the agreement.

GOVERNMENT REGULATION

The preclinical studies and clinical testing, manufacture, labeling, storage, record keeping, advertising, promotion, export, and marketing, among other things, of our products and product candidates, including KALBITOR, are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. KALBITOR is regulated by the FDA as a biologic. Biologics require the submission of a BLA, and approval by FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers, and suppliers to administrative or judicial sanctions, including

FDA refusal to approve applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic may be approved for marketing in the United States generally include:

- preclinical laboratory tests and animal tests;
- submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;
- submission to the FDA of a BLA;
- FDA pre-approval inspection of product manufacturers; and
- FDA review and approval of BLA.

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot assure you that submission of an IND will result in FDA authorization to commence clinical trials or that once commenced, other concerns will not arise.

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of qualified principal investigators. Each clinical study at each clinical site must be reviewed and approved by an independent institutional review board, prior to the recruitment of subjects.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap and different trials may be initiated with the same drug candidate within the same phase of development in similar or differing patient populations. Phase 1 studies may be conducted in a limited number of patients, but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmaco-dynamics and pharmaco-kinetics.

Phase 2 usually involves studies in a larger, but still limited patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible short-term adverse effects and safety risks.

Phase 3 trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites. Phase 1, Phase 2 or Phase 3 testing might not be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Results from one trial are not necessarily predictive of results from later trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will "file" the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable. The FDA's established goals for the review of a BLA are six months for Priority applications and 10 months for Standard applications, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an "action letter" that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured and will not approve the product unless current Good Manufacturing Practices, or cGMP, compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, and may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other indicated uses, or to make certain manufacturing or other changes requires FDA review and approval of a BLA Supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

The United States Congress and regulatory authorities, including the FDA, are considering whether an abbreviated approval process for so-called generic or "follow-on" biological products should be adopted. An abbreviated approval process is currently available under the Federal Food, Drug and Cosmetic Act for generic versions of conventional chemical drug compounds, sometimes referred to as small molecule compounds, but not for biological products approved under the Public Health Service Act through a BLA. Currently, an applicant for a generic version of a small molecule compound only has to reference in its application an approved product for which full clinical data demonstrating safety and effectiveness exist for the approved conditions of use; demonstrate that its product has the same active ingredients, dosage form, strength, route of administration and conditions of use and is absorbed in the body at the same rate and to the same extent as the referenced approved drug; include certifications to non-infringement of valid patents listed with the FDA for the referenced approved drug; and await the expiration of any non-patent exclusivity. Various proposals have been made to establish an abbreviated approval process to permit approval of generic or follow-on versions of biological products. It is unclear as to when, or if, any such proposals may be adopted but any such abbreviated approval process could have a material impact on our business as follow-on products may be significantly less costly to bring to market and may be priced significantly lower than our products would be.

Both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. For example, quality control and manufacturing procedures must conform to cGMP requirements, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance.

Orphan Drug Designation

We have received orphan drug designation from the FDA for KALBITOR. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulations. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

For example, under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions, and the holder of a national marketing authorization may submit an application to the remaining member states.

Reimbursement

Sales of pharmaceutical products depend in significant part on the coverage and reimbursement policies of government programs, including Medicare and Medicaid in the United States, and other third-party payers. These health insurance programs may restrict coverage of some products by using payer formularies under which only selected drugs are covered, variable co-payments that make drugs that are not preferred by the payer more expensive for patients, and by using utilization management controls, such as requirements for prior authorization or prior failure on another type of treatment. Payers may especially impose these obstacles to coverage for higher-priced drugs, and consequently KALBITOR may be subject to payer-driven restrictions.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. A member state may approve a specific price or level of reimbursement for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

In furtherance of our efforts to facilitate access to KALBITOR in the United States, we have created the KALBITOR Access program, a treatment support service for patients with HAE and their healthcare providers. KALBITOR case managers provide education about HAE and KALBITOR and help facilitate solutions for reimbursement, coverage and treatment site coordination.

OUR BUSINESS STRATEGY

Our strategic goal is to develop new biotherapeutics for unmet medical needs, with an emphasis on niche indications. We intend to accomplish this goal through the following activities:

- *KALBITOR and the Ecallantide Clinical Development Programs.* We will continue to focus our internal efforts on the commercialization of KALBITOR for treatment of acute attacks of HAE. We are commercializing KALBITOR on our own in the United States, have established partnerships in other major markets and are evaluating opportunities in additional territories. We plan to expand our development of ecallantide beyond HAE in other angioedema indications, including ACE inhibitor-induced angioedemas. In addition to the development in angioedema indications, ongoing development of ecallantide is being conducted by a partner in ophthalmic indications. We will continue to explore the therapeutic potential of ecallantide in other potential indications as well.
- *Licensing and Funded Research Program.* We will continue to leverage our phage display technology through our LFRP in order to generate ongoing future revenues and to gain rights to co-develop and/or co-promote drug candidates identified by certain of our collaborators. To date, we have received more than $150 million in payments under the LFRP, including $24.4 million in 2010.

- *Emerging Pipeline and Phage Display Technology.* We will also continue to use our proprietary phage display technology to identify new drug candidates and advance others within our preclinical pipeline. These preclinical drug candidates may be developed independently or through strategic partnerships with other biotechnology and pharmaceutical companies. Although we will continue to seek to retain ownership and control of our internally discovered drug candidates by taking them further into preclinical and clinical development, we will also partner certain candidates in order to balance the risks associated with drug discovery and maximize return for our stockholders.

OUR CORPORATE INFORMATION

We are a Delaware corporation, incorporated in 1989, and merged with Protein Engineering Corporation in 1995. Our principal executive offices are located at 300 Technology Square, Cambridge, Massachusetts 02139, and our telephone number is (617) 225-2500. Our web site address is *http://www.dyax.com.*

Segment Information

We provide financial information by geographical area in Note 14 to our Consolidated Financial Statements included in Item 8 of this report. We are incorporating that information into this section by this reference.

Employees

As of February 1, 2011, we had 137 employees, including 22 with Ph.D.s and/or M.D.s. Approximately 63 of our employees are in research and development, and 74 in marketing, business development and administration. Our workforce is non-unionized, and we believe that our relations with employees are good.

Additional Information

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available without charge through our website, *www.dyax.com*, as soon as reasonably practicable after filing them with the Securities and Exchange Commission. Information contained on the website is not part of this report.

ITEM 1A. RISK FACTORS

Risks Related To Our Business

We have a history of net losses, expect to incur significant additional net losses and may never achieve or sustain profitability.

We have incurred net losses since our inception in 1989, including net losses of $24.5 million, $62.4 million and $66.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, we had an accumulated deficit of approximately $442 million. We expect to incur additional net losses in 2011 as our research, development, preclinical testing, clinical trial and commercial activities continue.

We have generated minimal revenue from product sales to date, and it is possible that we will never have significant product sales revenue. Currently, we generate most of our revenue from collaborators through license and milestone fees, research and development funding, and maintenance fees that we receive in connection with the licensing of our phage display technology. To become profitable, we, alone or with our collaborators, must either generate higher product sales from the commercialization of KALBITOR or increase licensing receipts under our LFRP. It is possible that we will never have sufficient product sales revenue or receive sufficient royalties on our licensed product candidates or licensed technology in order to achieve or sustain future profitability.

We will need substantial additional capital in the future and may be unable to raise the capital that we will need to sustain our operations.

We require significant capital to fund our operations to commercialize KALBITOR and to develop and commercialize other product candidates. Our future capital requirements will depend on many factors, including:

- future sales levels of KALBITOR and other commercial products and the profitability of such sales, if any;
- the timing and cost to develop, obtain regulatory approvals for and commercialize our pipeline products;
- maintaining or expanding our existing collaborative and license arrangements and entering into additional arrangements on terms that are favorable to us;
- the amount and timing of milestone and royalty payments from our collaborators and licensees related to their progress in developing and commercializing products;
- our decision to manufacture, or have third parties manufacture, the materials used in KALBITOR and other pipeline products;
- competing technological and market developments;
- the progress of our drug discovery and development programs;
- the costs of prosecuting, maintaining, defending and enforcing our patents and other intellectual property rights;
- the amount and timing of additional capital equipment purchases; and
- the overall condition of the financial markets.

We expect that existing cash, cash equivalents, and investments together with anticipated cash flow from product sales and existing product development, collaborations and license fees will be sufficient to support our current operations through 2012. We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect.

We may seek additional funding through collaborative arrangements, and public or private financings, or other means. We may not be able to obtain financing on acceptable terms or at all, and we may not be able to enter into additional collaborative arrangements. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies, product candidates or products. The terms of any financing may adversely affect the holdings or the rights of our stockholders and if we are unable to obtain funding on a timely basis, we may be required to curtail significantly our research, development or commercialization programs which could adversely affect our business prospects.

Our revenues and operating results have fluctuated significantly in the past, and we expect this to continue in the future.

Our revenues and operating results have fluctuated significantly on a year to year basis. We expect these fluctuations to continue in the future. Fluctuations in revenues and operating results will depend on:

- the amount of future sales of KALBITOR and related costs to commercialize the product;
- the cost and timing of our increased research and development, manufacturing and commercialization activities;
- the establishment of new collaboration and licensing arrangements;
- the timing and results of clinical trials, including a failure to receive the required regulatory approvals to commercialize our product candidates;
- the timing, receipt and amount of payments, if any, from current and prospective collaborators, including the completion of certain milestones; and
- revenue recognition and other accepted accounting policies.

Our revenues and costs in any period are not reliable indicators of our future operating results. If the revenues we recognize are less than the revenues we expect for a given fiscal period, then we may be unable to reduce our expenses quickly enough to compensate for the shortfall. In addition, our fluctuating operating results may fail to meet the expectations of securities analysts or investors which may cause the price of our common stock to decline.

We depend heavily on the success of our lead product, KALBITOR, which was approved in the United States for treatment of acute attacks of HAE in patients 16 years and older.

Our ability to generate product sales will depend on commercial success of KALBITOR in the United States and whether physicians, patients and healthcare payers view KALBITOR as therapeutically effective relative to cost. We initiated the commercial launch of KALBITOR in the United States in February 2010.

The commercial success of KALBITOR and our ability to generate and increase product sales will depend on several factors, including the following:

- the number of patients with HAE who are diagnosed with the disease and identified to us;
- the number of patients with HAE who may be treated with KALBITOR;
- acceptance of KALBITOR in the medical community;
- the frequency of HAE patients' use of KALBITOR to treat their acute attacks of HAE;
- HAE patients' ability to obtain and maintain sufficient coverage or reimbursement by third-party payers for the use of KALBITOR;
- our ability to effectively market and distribute KALBITOR in the United States;
- competition from other products that treat HAE;
- the maintenance of marketing approval in the United States and the receipt and maintenance of marketing approval from foreign regulatory authorities; and
- our maintenance of commercial manufacturing capabilities through third-party manufacturers.

If we are unable to develop substantial sales of KALBITOR in the United States and commercialize ecallantide in additional countries or if we are significantly delayed or limited in doing so, our business prospects would be adversely affected.

Because the target patient population of KALBITOR for treatment of HAE is small and has not been definitively determined, we must be able to successfully identify HAE patients and achieve a significant market share in order to achieve or maintain profitability.

The prevalence of HAE patients which has been estimated at approximately 1 in 10,000 to 1 in 50,000 people around the world, has not been definitively determined. There can be no guarantee that any of our programs will be effective at identifying HAE patients and the number of HAE patients in the United States may turn out to be lower than expected or may not otherwise utilize treatment with KALBITOR for all or any of their acute HAE attacks, all of which would adversely affect our results of operations and business prospects.

If HAE patients are unable to obtain and maintain reimbursement for KALBITOR from government health administration authorities, private health insurers and other organizations, KALBITOR may be too costly for regular use and our ability to generate product sales would be harmed.

We may not be able to sell KALBITOR on a profitable basis or our profitability may be reduced if we are required to sell our product at lower than anticipated prices or if reimbursement is unavailable or limited in scope or amount. KALBITOR is significantly more expensive than traditional drug treatments and most patients require some form of third party insurance coverage in order to afford its cost. Our future revenues and profitability will be adversely affected if HAE patients cannot depend on governmental, private and other third-party payers, such as Medicare and Medicaid in the United States or country specific governmental organizations, to defray the cost of KALBITOR. If these entities refuse to provide coverage and reimbursement with respect to KALBITOR or determine to provide a lower level of coverage and reimbursement than anticipated, KALBITOR may be too costly for general use, and physicians may not prescribe it.

In addition to potential restrictions on insurance coverage, the amount of reimbursement for KALBITOR may also reduce our ability to profitably commercialize KALBITOR. In the United States and elsewhere, there have been, and we expect there will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payers are challenging the prices charged for healthcare products and increasingly limiting and attempting to limit both coverage and level of reimbursement for prescription drugs.

It is possible that we will never have significant KALBITOR sales revenue in order to achieve or sustain future profitability.

We may not be able to gain or maintain market acceptance among the medical community or patients for KALBITOR which would prevent us from achieving or maintaining profitability in the future.

We cannot be certain that KALBITOR will gain or maintain market acceptance among physicians, patients, healthcare payers, and others. Although we have received regulatory approval for KALBITOR in the United States, such approval does not guarantee future revenue. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine that KALBITOR is safe and therapeutically effective relative to cost. Medical doctors' willingness to prescribe, and patients' willingness to accept, KALBITOR depends on many factors, including prevalence and severity of adverse side effects in both clinical trials and commercial use, effectiveness of our marketing strategy and the pricing of KALBITOR, publicity concerning our products or competing products, HAE patient's ability to obtain and maintain third-party coverage or reimbursement, and availability of alternative treatments. In addition, the number of acute attacks that are treated with KALBITOR will vary from patient to patient depending upon a variety of factors. If KALBITOR fails to achieve market acceptance, we may not be able to market and sell it successfully, which would limit our ability to generate revenue and adversely affect our results of operations and business prospects.

If we fail to comply with continuing regulations, we could lose our approvals to market KALBITOR, and our business would be adversely affected.

We cannot guarantee that we will be able to maintain our regulatory approval for KALBITOR in the United States. We and our future partners, contract manufacturers and suppliers are subject to rigorous and extensive regulation by the FDA, other federal and state agencies, and governmental authorities in other countries. These regulations continue to apply after product approval, and cover, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, adverse event reporting requirements, and export of biologics.

As a condition of approval for marketing KALBITOR in the United States and other jurisdictions, the FDA or governmental authorities in those jurisdictions may require us to conduct additional clinical trials. For example, in connection with the approval of KALBITOR in the United States, we have agreed to conduct a Phase 4 clinical study to evaluate immunogenicity and hypersensitivity with exposure to KALBITOR for treatment of acute attacks of HAE. The FDA can propose to withdraw approval if new clinical data or information shows that KALBITOR is not safe for use or determines that such study is inadequate. We are required to report any serious and unexpected adverse experiences and certain quality problems with KALBITOR to the FDA and other health agencies. We, the FDA or another health agency may have to notify healthcare providers of any such developments. The discovery of any previously unknown problems with KALBITOR or its manufacturer may result in restrictions on KALBITOR and the manufacturer or manufacturing facility, including withdrawal of KALBITOR from the market. Certain changes to an approved product, including the way it is manufactured or promoted, often require prior regulatory approval before the product as modified may be marketed.

Our third-party manufacturing facilities were subjected to inspection prior to grant of marketing approval and are subject to continued review and periodic inspections by the regulatory authorities. Any third party we would use to manufacture KALBITOR for sale must also be licensed by applicable regulatory authorities. Although we have established a corporate compliance program, we cannot guarantee that we are and will continue to be in compliance with all applicable laws and regulations. Failure to comply with the laws, including statutes and regulations, administered by the FDA or other agencies could result in:

- administrative and judicial sanctions, including warning letters;
- fines and other civil penalties;
- withdrawal of a previously granted approval;
- interruption of production;
- operating restrictions;
- product recall or seizure; injunctions; and
- criminal prosecution.

The discovery of previously unknown problems with a product, including KALBITOR, or the facility used to produce the product could result in a regulatory authority imposing restrictions on us, or could cause us to voluntarily adopt such restrictions, including withdrawal of KALBITOR from the market.

If we do not maintain our regulatory approval for KALBITOR in the United States, our results of operations and business prospects will be materially harmed.

If the use of KALBITOR harms people, or is perceived to harm patients even when such harm is unrelated to KALBITOR, our regulatory approvals could be revoked or otherwise negatively affected and we could be subject to costly and damaging product liability claims.

The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using KALBITOR could:

- lessen the frequency with which physicians decide to prescribe KALBITOR;

- encourage physicians to stop prescribing KALBITOR to their patients who previously had been prescribed KALBITOR;
- cause serious adverse events and give rise to product liability claims against us; and
- result in our need to withdraw or recall KALBITOR from the marketplace.

Some of these risks are unknown at this time.

We have tested KALBITOR in only a small number of patients. As more patients begin to use KALBITOR, new risks and side effects may be discovered, and risks previously viewed as inconsequential could be determined to be significant. Previously unknown risks and adverse effects of KALBITOR may also be discovered in connection with unapproved, or off-label, uses of KALBITOR. We do not promote, or in any way support or encourage the promotion of KALBITOR for off-label uses in violation of relevant law, but physicians are permitted to use products for off-label uses. In addition, we expect to study ecallantide in diseases other than HAE in controlled clinical settings, and expect independent investigators to do so as well. In the event of any new risks or adverse effects discovered as new patients are treated for HAE, regulatory authorities may revoke their approvals and we may be required to conduct additional clinical trials, make changes in labeling of KALBITOR, reformulate KALBITOR or make changes and obtain new approvals for our and our suppliers' manufacturing facilities. We may also experience a significant drop in the potential sales of KALBITOR, experience harm to our reputation and the reputation of KALBITOR in the marketplace or become subject to government investigations or lawsuits, including class actions. Any of these results could decrease or prevent any sales of KALBITOR or substantially increase the costs and expenses of commercializing and marketing KALBITOR.

We may be sued by people who use KALBITOR, whether as a prescribed therapy, during a clinical trial, during an investigator initiated study, or otherwise. Any informed consents or waivers obtained from people who enroll in our trials or use KALBITOR may not protect us from liability or litigation. Our product liability insurance may not cover all potential types of liabilities or may not cover certain liabilities completely. Moreover, we may not be able to maintain our insurance on acceptable terms. In addition, negative publicity relating to the use of KALBITOR or a product candidate, or to a product liability claim, may make it more difficult, or impossible, for us to market and sell KALBITOR. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

During the course of treatment, patients may suffer adverse events, including death, for reasons that may or may not be related to KALBITOR. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market KALBITOR, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to KALBITOR, the investigation into the circumstance may be time consuming or may be inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals KALBITOR receives or maintains.

Although we obtained regulatory approval of KALBITOR for treatment of acute attacks of HAE in patients 16 years and older in the United States, we may be unable to obtain regulatory approval for ecallantide in any other territory.

Governments in countries outside the United States also regulate drugs distributed in such countries and facilities in such countries where such drugs are manufactured, and obtaining their approvals can also be lengthy, expensive and highly uncertain. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country. In certain jurisdictions, we are required to finalize operational, reimbursement, price approval and funding processes prior to marketing our products. We may not receive regulatory approval for ecallantide in countries other than the United States on a timely basis, if ever. Even if approval is granted in any such country, the approval may require limitations on the indicated uses for which the drug may be marketed. Failure to obtain regulatory approval for ecallantide in territories outside the United States could have a material adverse affect on our business prospects.

If we are unable to establish and maintain effective sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully commercialize KALBITOR.

We are marketing and selling KALBITOR ourselves in the United States, and have only limited experience with marketing, sales or distribution of drug products. If we are unable to adequately establish the capabilities to sell, market and distribute KALBITOR, either ourselves or by entering into agreements with others, or to maintain such capabilities, we will not be able to successfully sell KALBITOR. In that event, we will not be able to generate significant product sales. We cannot guarantee that we will be able to establish and maintain our own capabilities or enter into and maintain any marketing or distribution agreements with third-party providers on acceptable terms, if at all.

In the United States, we sell KALBITOR to ABSG which provides an exclusive distribution network for KALBITOR, including a call center to support its commercialization. ABSG in turn sells KALBITOR to health-care providers and hospitals. ABSG does not set or determine demand for KALBITOR. We expect our exclusive distribution arrangement with ABSG to continue for the foreseeable future. Our ability to successfully commercialize KALBITOR will depend, in part, on the extent to which we are able to provide adequate distribution of KALBITOR to patients through ABSG. It is possible that ABSG could change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products such as KALBITOR, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing KALBITOR. Although we have contractual remedies to mitigate these risks for the three-year term of the contract with ABSG and we also believe we can find alternative distributors on relatively short notice, our product sales during that period of time may suffer and we may incur additional costs to replace a distributor. A significant reduction in product sales to ABSG, any cancellation of orders they have made with us or any failure to pay for the products we have shipped to them could materially and adversely affect our results of operations and financial condition.

We have hired sales and marketing professionals for the commercialization of KALBITOR throughout the United States. Even with these sales and marketing personnel, we may not have the necessary size and experience of the sales and marketing force and the appropriate distribution capabilities necessary to successfully market and sell KALBITOR. Establishing and maintaining sales, marketing and distribution capabilities are expensive and time-consuming. Our expenses associated with building up and maintaining the sales force and distribution capabilities may be disproportional compared to the revenues we may be able to generate on sales of KALBITOR. We cannot guarantee that we will be successful in commercializing KALBITOR and a failure to do so would adversely affect our business prospects.

Competition and technological change may make our potential products and technologies less attractive or obsolete.

We compete in industries characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace. Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

Our principal focus is on the development of human therapeutic products. We plan to conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications. Therefore our principal competition going forward, as further described below, will be companies who either are already marketing products in those indications or are developing new products for those indications. Many of our competitors have greater financial resources and experience than we do.

For KALBITOR as a treatment for HAE, our principal competitors include:

- CSL Behring — CSL Behring markets a plasma-derived C1-esterase inhibitor, known as Berinert®, which is administered intravenously. Berinert is approved for the treatment of acute abdominal or facial attacks of HAE in adult and adolescent patients, and has orphan drug designation from the FDA. Berinert is also sold in the European Union, Japan and several rest-of-world markets. Additionally, CSL Behring completed a clinical trial evaluating subcutaneous administration of Berinert.
- ViroPharma Inc. — ViroPharma markets a plasma-derived C1-esterase inhibitor, known as Cinryze™, which is administered intravenously. Cinryze is approved for routine prophylaxis against angioedema attacks in adolescent and adult patients with HAE, and has orphan drug designation from the FDA. The FDA has also approved patient labeling for Cinryze to include self-administration for routine prophylaxis once a patient is properly trained by his or her healthcare provider. ViroPharma has also filed an EU Marketing Authorization Application for the use of its C1 inhibitor for acute treatment and prophylaxis against HAE. ViroPharma has also completed a Phase 2 trial evaluating subcutaneous administration of Cinryze and announced plans to initiate a Phase 3 study later this year.
- Jerini AG/Shire plc — Jerini/Shire markets its bradykinin receptor antagonist, known as Firazyr® (icatibant) in the European Union and several rest-of-world markets. Firazyr is approved in these markets for the treatment of acute HAE attacks in adult patients. In late 2010, Jerini/Shire submitted data from a Phase 3b study evaluating the safety of self-administration with icatibant to the European Medicines Agency for a proposed label amendment to include self-administration. In the US, FDA issued a Not Approvable letter for icatibant in 2008, but Jerini/Shire initiated a new Phase 3 trial in 2009 to support US approval. This trial was completed in August of 2010 and Shire filed a complete response to the FDA's Not Approvable letter in February 2011. Firazyr (icatibant) has orphan drug designations from the FDA and in Europe.
- Pharming Group NV — Pharming markets a recombinant C1-esterase inhibitor, known as Ruconest™, which is delivered intravenously. Ruconest is approved in the EU for the treatment of acute HAE attacks in adult patients. In the US, Pharming's recombinant C1-esterase inhibitor is known as Rhucin®. In December 2010, Pharming and US partner Santarus announced the submission of a BLA for Rhucin. In February 2011, the companies announced the receipt of a "refusal to file" letter in which the FDA indicated that the BLA was not sufficiently complete to enable a critical medical review. Pharming's recombinant C1-esterase inhibitor has Fast Track status from the FDA and orphan drug designations from the FDA and in Europe.

Other competitors include companies that market or are developing corticosteroid drugs or other anti-inflammatory compounds.

In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which we and others are seeking to develop antibody, peptide and/or small protein products.

Our phage display technology is one of several technologies available to generate libraries of compounds that can be leveraged to discover new antibody, peptide and/or small protein products. The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas. Medarex (a wholly-owned subsidiary of Bristol-Myers Squibb), Genmab A/S, and PDL Biopharma are leaders in these technologies. Further, other companies such as BioInvent International AB and XOMA Ltd. have access to phage display technology and compete with us by offering licenses and research services to pharmaceutical and biotechnology companies.

In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may prevent us from successfully commercializing our products.

If we market KALBITOR in a manner that violates health care fraud and abuse laws, we may be subject to civil or criminal penalties.

In addition to FDA and related regulatory requirements, we are subject to health care "fraud and abuse" laws, such as the federal False Claims Act, the anti-kickback provisions of the federal Social Security Act, and other state and federal laws and regulations. Federal and state anti-kickback laws prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally or state financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in promotion for uses that the FDA has not approved, or "off-label" uses, that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Rebate Program.

Although physicians are permitted to, based on their medical judgment, prescribe products for indications other than those cleared or approved by the FDA, manufacturers are prohibited from promoting their products for such off-label uses. We market KALBITOR for acute attacks of HAE in patients 16 years and older and provide promotional materials and training programs to physicians regarding the use of KALBITOR for this indication. Although we believe our marketing, promotional materials and training programs for physicians do not constitute off-label promotion of KALBITOR, the FDA may disagree. If the FDA determines that our promotional materials, training or other activities constitute off-label promotion of KALBITOR, it could request that we modify our training or promotional materials or other activities or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they believe that the alleged improper promotion led to the submission and payment of claims for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Even if it is later determined we are not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our position and have to divert significant management resources from other matters.

The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines, and imprisonment. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which would also harm our financial condition. Because of the breadth of these laws and the narrowness of the safe harbors and because government scrutiny in this area is high, it is possible that some of our business activities could come under that scrutiny.

In recent years, several states and localities, including California, the District of Columbia, Maine, Massachusetts, Minnesota, Nevada, New Mexico, Vermont, and West Virginia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, and file periodic reports with the state or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and the penalties for failure to comply with these requirements are unclear. Nonetheless, although we have established compliance policies that comport with the Code of Interactions with Healthcare Providers adopted by Pharmaceutical Research Manufacturers of America (PhRMA Code) and the Office of Inspector General's (OIG) Compliance Program Guidance for Pharmaceutical Manufacturers, if we are found not to be in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity.

The FDA or similar agencies in other jurisdictions may require us to restrict the distribution or use of KALBITOR or other future products or take other potentially limiting or costly actions if we or others identify side effects after the product is on the market.

The FDA required that we implement a REMS for KALBITOR and conduct post-marketing studies to assess a risk of hypersensitivity reactions, including anaphylaxis. The REMS consists of a Medication Guide and a communication plan to healthcare providers. The FDA and other regulatory agencies could impose new requirements or change existing regulations or promulgate new ones at any time that may affect our ability to obtain or maintain approval of KALBITOR or future products or require significant additional costs to obtain or maintain such approvals. For example, the FDA or similar agencies in other jurisdictions may require us to restrict the distribution or use of KALBITOR if we or others identify side effects after KALBITOR is on the market. Changes in KALBITOR's approval or restrictions on its use could make it difficult to achieve market acceptance, and we may not be able to market and sell KALBITOR or continue to sell it, successfully, or at all, which would limit our ability to generate product sales and adversely affect our results of operations and business prospects.

We rely on third-party manufacturers to produce our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of KALBITOR and any future approved product candidates. Any failure by a third-party manufacturer to produce supplies for us may delay or impair our ability to develop, obtain regulatory approval for or commercialize our product candidates.

We have relied upon a small number of third-party manufacturers for the manufacture of our product candidates for preclinical and clinical testing purposes and intend to continue to do so in the future. As a result, we depend on collaborators, partners, licensees and other third parties to manufacture clinical and commercial scale quantities of our biopharmaceutical candidates in a timely and effective manner and in accordance with government regulations. If these third party arrangements are not successful, it will adversely affect our ability to develop, obtain regulatory approval for or commercialize our product candidates.

We have identified only a few facilities that are capable of producing material for preclinical and clinical studies and we cannot assure you that they will be able to supply sufficient clinical materials during the clinical development of our biopharmaceutical candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to cGMP and similar foreign standards. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

In addition, as our drug development pipeline increases and matures, we will have a greater need for clinical trial and commercial manufacturing capacity. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates and we currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers.

We are dependent on a single contract manufacturer to produce drug substance for ecallantide, which may adversely affect our ability to commercialize KALBITOR and other potential ecallantide products.

We currently rely on MSD Biologics to produce the bulk drug substance used in the manufacture of KALBITOR and other potential ecallantide products. Our business, therefore, faces risks of difficulties with, and interruptions in, performance by MSD Biologics, the occurrence of which could adversely impact the availability and/or sales of KALBITOR and other potential ecallantide products in the future. The failure of MSD Biologics to supply manufactured product on a timely basis or at all, or to manufacture our drug substance in compliance with our specifications or applicable quality requirements or in volumes sufficient to meet demand could adversely affect our ability to sell KALBITOR and other potential ecallantide products, could harm our relationships with our collaborators or customers and could negatively affect our revenues and operating results. If the operations of MSD Biologics are disrupted, we may be forced to secure alternative sources of supply, which may be unavailable on commercially acceptable terms, cause delays in our ability to deliver products to our customers, increase our costs and negatively affect our operating results.

In addition, failure to comply with applicable good manufacturing practices and other governmental regulations and standards could be the basis for action by the FDA or corresponding foreign agency to withdraw approval for KALBITOR or any other product previously granted to us and for other regulatory action, including recall or seizure, fines, imposition of operating restrictions, total or partial suspension of production or injunctions.

We do not currently have a long-term commercial supply agreement with MSD Biologics for the production of ecallantide drug substance. We are working to establish a long-term supply contract with MSD Biologics or an alternative contract manufacturer. However, we cannot guarantee that we will be able to enter into long-term supply contracts on commercially reasonable terms, or at all. We believe that our current supply of the ecallantide drug substance used to manufacture KALBITOR will be sufficient to supply all ongoing studies relating to ecallantide and KALBITOR and to meet anticipated market demand through early 2012, but these estimates are subject to changes in market conditions and other factors beyond our control. If we are unable to execute a long-term supply agreement or otherwise secure a dependable source for drug substance before our inventory of ecallantide drug substance is exhausted, it could adversely affect our ability to further develop and commercialize KALBITOR and other potential ecallantide products, generate revenue from product sales, increase our costs and negatively affect our operating results.

Any new biopharmaceutical product candidates we develop must undergo rigorous clinical trials which could substantially delay or prevent their development or marketing.

In addition to KALBITOR, we are developing ecallantide in further indications and other potential biopharmaceutical products. Before we can commercialize any biopharmaceutical product candidate, we must engage in a rigorous clinical trial and regulatory approval process mandated by the FDA and analogous foreign regulatory agencies. This process is lengthy and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We cannot accurately predict when planned clinical trials will begin or be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions that we are investigating. As a result of all of these factors, our future trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to commercialize products, generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.

Products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:

- we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;
- we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and
- data obtained from preclinical and clinical activities are subject to varying interpretations, which could delay, limit or prevent regulatory approvals.

Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. There is no guarantee that we will be able to resolve such issues, either quickly, or at all. In addition, our or our collaborators' failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

We lack experience in and/or capacity for conducting clinical trials and handling regulatory processes. This lack of experience and/or capacity may adversely affect our ability to commercialize any biopharmaceuticals that we may develop.

We have hired experienced clinical development and regulatory staff to develop and supervise our clinical trials and regulatory processes. However, we will remain dependent upon third party contract research organizations to carry out some of our clinical and preclinical research studies for the foreseeable future. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may also experience unexpected cost increases that are beyond our control.

Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, changing our service provider may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

Government regulation of drug development is costly, time consuming and fraught with uncertainty, and our products in development cannot be sold if we do not gain regulatory approval.

We and our licensees and partners conduct research, preclinical testing and clinical trials for our product candidates. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the United States, such as the FDA, as well as foreign countries, such as the EMEA in European countries, Canada and Australia. Currently, we are required in the United States and in foreign countries to obtain approval from those countries' regulatory authorities before we can manufacture (or have our third-party manufacturers produce), market and sell our products in those countries. The FDA and other United States and foreign regulatory agencies have substantial authority to fail to approve commencement of, suspend or terminate clinical trials, require additional testing and delay or withhold registration and marketing approval of our product candidates.

Obtaining regulatory approval has been and continues to be increasingly difficult and costly and takes many years, and if obtained is costly to maintain. With the occurrence of a number of high profile safety events with certain pharmaceutical products, regulatory authorities, and in particular the FDA, members of Congress, the United States Government Accountability Office (GAO), Congressional committees, private health/science foundations and organizations, medical professionals, including physicians and investigators, and the general public are increasingly concerned about potential or perceived safety issues associated with pharmaceutical and biological products, whether under study for initial approval or already marketed.

This increasing concern has produced greater scrutiny, which may lead to fewer treatments being approved by the FDA or other regulatory bodies, as well as restrictive labeling of a product or a class of products for safety reasons, potentially including a boxed warning or additional limitations on the use of products, pharmacovigilance programs for approved products or requirement of risk management activities related to the promotion and sale of a product.

If regulatory authorities determine that we or our licensees or partners conducting research and development activities on our behalf have not complied with regulations in the research and development of a product candidate, new indication for an existing product or information to support a current indication, then they may not approve the product candidate or new indication or maintain approval of the current indication in its current form or at all, and we will not be able to market and sell it. If we were unable to market and sell our product candidates, our business and results of operations would be materially and adversely affected.

Product liability and other claims arising in connection with the testing our product candidates in human clinical trials may reduce demand for our products or result in substantial damages.

We face an inherent risk of product liability exposure related to KALBITOR and the testing of our product candidates in human clinical trials.

An individual may bring a product liability claim against us if KALBITOR or one of our product candidates causes, or merely appears to have caused, an injury. Moreover, in some of our clinical trials, we test our product candidates in indications where the onset of certain symptoms or "attacks" could be fatal. Although the protocols for these trials include emergency treatments in the event a patient appears to be suffering a potentially fatal incident, patient deaths may nonetheless occur. As a result, we may face additional liability if we are found or alleged to be responsible for any such deaths.

These types of product liability claims may result in:

- decreased demand for KALBITOR and other product candidates;
- injury to our reputation;
- withdrawal of clinical trial volunteers;
- related litigation costs; and
- substantial monetary awards to plaintiffs.

Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products that we or our collaborators develop, including KALBITOR. If we are successfully sued for any injury caused by our products or processes, then our liability could exceed our product liability insurance coverage and our total assets.

If we fail to establish and maintain strategic license, research and collaborative relationships, or if our collaborators are not able to successfully develop and commercialize product candidates, our ability to generate revenues could be adversely affected.

Our business strategy includes leveraging certain product candidates, as well as our proprietary phage display technology, through collaborations and licenses that are structured to generate revenues through license fees, technical and clinical milestone payments, and royalties. We have entered into, and anticipate continuing to enter into, collaborative and other similar types of arrangements with third parties to develop, manufacture and market drug candidates and drug products.

In addition, for us to continue to receive any significant payments from our LFRP related licenses and collaborations and generate sufficient revenues to meet the required payments under our agreement with Cowen Healthcare, the relevant product candidates must advance through clinical trials, establish safety and efficacy, and achieve regulatory approvals, obtain market acceptance and generate revenues.

Reliance on license and collaboration agreements involves a number of risks as our licensees and collaborators:

- are not obligated to develop or market product candidates discovered using our phage display technology;
- may not perform their obligations as expected, or may pursue alternative technologies or develop competing products;
- control many of the decisions with respect to research, clinical trials and commercialization of product candidates we discover or develop with them or have licensed to them;
- may terminate their collaborative arrangements with us under specified circumstances, including, for example, a change of control, with short notice; and
- may disagree with us as to whether a milestone or royalty payment is due or as to the amount that is due under the terms of our collaborative arrangements.

We cannot assure you that we will be able to maintain our current licensing and collaborative efforts, nor can we assure the success of any current or future licensing and collaborative relationships. An inability to establish new relationships on terms favorable to us, work successfully with current licensees and collaborators, or failure of any significant portion of our LFRP related licensing and collaborative efforts would result in a material adverse impact on our business, operating results and financial condition.

Our success depends significantly upon our ability to obtain and maintain intellectual property protection for our products and technologies and upon third parties not having or obtaining patents that would prevent us from commercializing any of our products.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop or have developed;
- third parties may obtain patents covering the manufacture, use or sale of these products or processes, which may prevent us from commercializing any of our products under development globally or in certain regions; or
- our patents or any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

Patent rights relating to our phage display technology are central to our LFRP. As part of our LFRP, we generally seek to negotiate license agreements with parties practicing technology covered by our patents. In countries where we do not have and/or have not applied for phage display patent rights, we will be unable to prevent others from using phage display or developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we may be unable to prevent others from selling or importing products or technologies derived elsewhere using phage display. Any inability to protect and enforce such phage display patent rights, whether by any inability to license or any invalidity of our patents or otherwise, could negatively affect future licensing opportunities and revenues from existing agreements under the LFRP.

In all of our activities, we also rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities and to attract and retain collaborators, licensees and customers. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. Also, our trade secrets or similar technology may otherwise become known to, or be independently developed or duplicated by, our competitors.

Before we and our collaborators can market some of our processes or products, we and our collaborators may need to obtain licenses from other parties who have patent or other intellectual property rights covering those processes or products. Third parties have patent rights related to phage display, particularly in the area of antibodies. While we have gained access to key patents in the antibody area through the cross licenses with Affimed Therapeutics AG, Affitech AS, Biosite Incorporated (now owned by Alere Inc.), CAT, Domantis Limited (a wholly-owned subsidiary of GlaxoSmithKline), Genentech, Inc. and XOMA Ireland Limited, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In addition, we may choose to license patent rights from other third parties. In order for us to commercialize a process or product, we may need to license the patent or other rights of other parties. If a third party does not offer us a needed license or offers us a license only on terms that are unacceptable, we may be unable to commercialize one or more of our products. If a third party does not offer a needed license to our collaborators and as a result our collaborators stop work under their agreement with us, we might lose future milestone payments and royalties, which would adversely affect us. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products and could require us to pay substantial monetary damages.

We seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others. For example, through our patent licensing program, we have secured a limited freedom to practice some of these patent rights pursuant to our standard license agreement, which contains a covenant by the licensee that it will not sue us under certain of the licensee's phage display improvement patents. We cannot guarantee, however, that we will be successful in enforcing any agreements from our licensees, including agreements not to sue under their phage display improvement patents, or in acquiring similar agreements in the future, or that we will be able to obtain commercially satisfactory licenses to the technology and patents of others. If we cannot obtain and maintain these licenses and enforce these agreements, this could have a material adverse impact on our business.

Proceedings to obtain, enforce or defend patents and to defend against charges of infringement are time consuming and expensive activities. Unfavorable outcomes in these proceedings could limit our patent rights and our activities, which could materially affect our business.

Obtaining, protecting and defending against patent and proprietary rights can be expensive. For example, if a competitor files a patent application claiming technology also invented by us, we may have to participate in an expensive and time-consuming interference proceeding before the United States Patent and Trademark Office to address who was first to invent the subject matter of the claim and whether that subject matter was patentable. Moreover, an unfavorable outcome in an interference proceeding could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business would be harmed if a prevailing third party does not offer us a license on terms that are acceptable to us.

In patent offices outside the United States, we may be forced to respond to third party challenges to our patents. For example, our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent, was ultimately revoked in 2002 in proceedings in the European Patent Office. We are not able to prevent other parties from using certain aspects of our phage display technology in Europe.

The issues relating to the validity, enforceability and possible infringement of our patents present complex factual and legal issues that we periodically reevaluate. Third parties have patent rights related to phage display, particularly in the area of antibodies. While we have gained access to key patents in the antibody area through our cross-licensing agreements with Affimed, Affitech, Biosite, Domantis, Genentech, XOMA and CAT, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In addition, we may choose to license patent rights from third parties. While we believe that we will be able to obtain any needed licenses, we cannot assure you that these licenses, or licenses to other patent rights that we identify as necessary in the future, will be available on reasonable terms, if at all. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products. Moreover, if we are unable to maintain the covenants with regard to phage display improvements that we obtain from our licensees through our patent licensing program and the licenses that we have obtained to third party phage display patent rights, it could have a material adverse effect on our business.

We would expect to incur substantial costs in connection with any litigation or patent proceeding. In addition, our management's efforts would be diverted, regardless of the results of the litigation or proceeding. An unfavorable result could subject us to significant liabilities to third parties, require us to cease manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties or result in awards of substantial damages against us. Our business will be harmed if we cannot obtain a license, can obtain a license only on terms we consider to be unacceptable or if we are unable to redesign our products or processes to avoid infringement.

In all of our activities, we substantially rely on proprietary materials and information, trade secrets and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees and customers. Although we take steps to protect these materials and information, including the use of confidentiality and other agreements with our employees and consultants in both academic commercial relationships, we cannot assure you that these steps will be adequate, that these agreements will not be violated, or that there will be an available or sufficient remedy for any such violation, or that others will not also develop the same or similar proprietary information.

Failure to meet our Cowen Healthcare debt service obligations could adversely affect our financial condition and our loan agreement obligations could impair our operating flexibility.

We have a loan with Cowen Healthcare which has an aggregate principal balance of $57.8 million at December 31, 2010. The loan bears interest at a rate of 16% per annum for Tranche A and 21.5% per annum for Tranche B payable quarterly, all of which matures in August 2016. In connection with the loan, we have entered into a security agreement granting Cowen Healthcare a security interest in substantially all of the assets related to our LFRP. We are required to repay the loan based on a percentage of LFRP related revenues, including royalties, milestones, and license fees received by us under the LFRP. If the LFRP revenues for any quarterly period are insufficient to cover the cash interest due for that period, the deficiency may be added to the outstanding loan principal or paid in cash by us. We may prepay the loan in whole or in part at any time after August 2012. In the event of certain changes of control or mergers or sales of all or substantially all of our assets, any or all of the loan may become due and payable at Cowen Healthcare's option, including a prepayment premium prior to August 2012. We must comply with certain loan covenants which if not observed could make all loan principal, interest and all other amounts payable under the loan immediately due and payable.

Our obligations under the Cowen Healthcare agreement require that we dedicate a substantial portion of cash flow from our LFRP receipts to service the loan, which will reduce the amount of cash flow available for other purposes. If the LFRP fails to generate sufficient receipts to fund quarterly principal and interest payments to Cowen, we will be required to fund such obligations from cash on hand or from other sources, further decreasing the funds available to operate our business. In the event that amounts due under the loan are accelerated, payment would significantly reduce our cash, cash equivalents and short-term investments and we may not have sufficient funds to pay the debt if any of it is accelerated.

As a result of the security interest granted to Cowen Healthcare, we are restricted in our ability to sell our rights to part or all of those assets, or take certain other actions, without first obtaining permission from Cowen. This requirement could delay, hinder or condition our ability to enter into corporate partnerships or strategic alliances with respect to these assets.

The obligations and restrictions under the Cowen Healthcare agreement may limit our operating flexibility, make it difficult to pursue our business strategy and make us more vulnerable to economic downturns and adverse developments in our business.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes.

We are highly dependent on qualified scientific and management personnel, and we face intense competition from other companies and research and academic institutions for qualified personnel. If we lose an executive officer, a manager of one of our principal business units or research programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed which would have an adverse effect on our business, financial condition, and results of operations.

We use and generate hazardous materials in our business, and any claims relating to the improper handling, storage, release or disposal of these materials could be time-consuming and expensive.

Our phage display research and development involves the controlled storage, use and disposal of chemicals and solvents, as well as biological and radioactive materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture and storage and the handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by laws and regulations, we cannot completely eliminate the risk of contamination or injury from hazardous materials. If an accident occurs, an injured party could seek to hold us liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with current or future environmental laws and regulations.

Our business is subject to risks associated with international contractors and exchange rate risk.

Since the closing of our European subsidiary operations in 2008, none of our business is conducted in currencies other than our reporting currency, the United States dollar. We do, however, rely on an international contract manufacturer for the production of our drug substance for ecallantide. We recognize foreign currency gains or losses arising from our transactions in the period in which we incur those gains or losses. As a result, currency fluctuations among the United States dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations.

Compliance with changing regulations relating to corporate governance and public disclosure may result in additional expenses.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and NASDAQ Global Market rules, have required an increased amount of management attention and external resources. We intend to invest all reasonably necessary resources to comply with evolving corporate governance and public disclosure standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We may not succeed in acquiring technology and integrating complementary businesses.

We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including:

- the diversion of management's attention from core business concerns;
- the failure to exploit acquired technologies effectively or integrate successfully the acquired businesses;
- the loss of key employees from either our current business or any acquired businesses; and
- the assumption of significant liabilities of acquired businesses.

We may be unable to make any future acquisitions in an effective manner. In addition, the ownership represented by the shares of our common stock held by our existing stockholders will be diluted if we issue equity securities in connection with any acquisition. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. If we issue debt securities to finance acquisitions, then the debt holders would have rights senior to the holders of shares of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our shares of common stock. Acquisition financing may not be available on acceptable terms, or at all. In addition, we may be required to amortize significant amounts of intangible assets in connection with future acquisitions. We might also have to recognize significant amounts of goodwill that will have to be tested periodically for impairment. These amounts could be significant, which could harm our operating results.

Risks Related To Our Common Stock

Our common stock may continue to have a volatile public trading price and low trading volume.

The market price of our common stock has been highly volatile. Since our initial public offering in August 2000 through February 25, 2011, the price of our common stock on the NASDAQ Global Market has ranged between $54.12 and $1.05. The market has experienced significant price and volume fluctuations for many reasons, some of which may be unrelated to our operating performance.

Many factors may have an effect on the market price of our common stock, including:

- public announcements by us, our competitors or others;
- developments concerning proprietary rights, including patents and litigation matters;
- publicity regarding actual or potential clinical results or developments with respect to products or compounds we or our collaborators are developing;
- regulatory decisions in both the United States and abroad;
- public concern about the safety or efficacy of new technologies;
- issuance of new debt or equity securities;
- general market conditions and comments by securities analysts; and
- quarterly fluctuations in our revenues and financial results.

While we cannot predict the effect that these factors may have on the price of our common stock, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time.

Anti-takeover provisions in our governing documents and under Delaware law and our shareholder rights plan may make an acquisition of us more difficult.

We are incorporated in Delaware. We are subject to various legal and contractual provisions that may make a change in control of us more difficult. Our board of directors has the flexibility to adopt additional anti-takeover measures.

Our charter authorizes our board of directors to issue up to 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides staggered terms for the members of our board of directors. This may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors used its authority to accelerate vesting of options, then this action could make an acquisition more costly, and it could prevent an acquisition from going forward. Our shareholder rights plan could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirers.

Section 203 of the Delaware General Corporation Law prohibits a person from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision could have the effect of delaying or preventing a change of control of Dyax, whether or not it is desired by or beneficial to our stockholders.

The provisions described above, as well as other provisions in our charter and bylaws and under the Delaware General Corporation Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 43,000 square feet of space at 300 Technology Square in Cambridge, Massachusetts. This building serves as our corporate headquarters and research facility. Our lease will expire on February 29, 2012 and we have the option to terminate our lease up to three months earlier. We have provided the lessor with a Letter of Credit, and under the terms of the lease, as amended, the Letter of Credit balance was reduced to approximately $1.3 million in February 2011.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The NASDAQ Global Market under the symbol DYAX. As of February 23, 2011, there were 98,709,979 shares of our common stock outstanding, which were held by approximately 172 common stockholders of record.

The following table sets forth, for the periods indicated, the high and low selling prices for our common stock as reported on NASDAQ Global Market:

	High	Low
Fiscal year ended December 31, 2010		
First Quarter	$4.14	$3.10
Second Quarter	$3.80	$2.20
Third Quarter	$2.58	$2.06
Fourth Quarter	$2.54	$2.07

	High	Low
Fiscal year ended December 31, 2009		
First Quarter	$3.84	$1.80
Second Quarter	$2.57	$1.55
Third Quarter	$4.39	$2.13
Fourth Quarter	$4.69	$2.97

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

We provide equity compensation plan information in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters". We are incorporating that information into this section by this reference.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Form 10-K. The selected consolidated financial data at December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 have been prepared from our audited financial statements included in this Form 10-K. The selected consolidated financial data at December 31, 2008, 2007 and 2006, and for the years ended December 31, 2007 and 2006 have been prepared from our audited financial statements not included in this Annual Report on Form 10-K.

	December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except share and per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Product sales, net	$ 8,835	$ —	$ —	$ —	$ —
Development and license fee revenues	42,564	21,643	43,429	26,096	12,776
Total revenues	51,399	21,643	43,429	26,096	12,776
Cost of product sales	505	—	—	—	—
Research and development expenses	31,522	46,587	68,077	57,010	37,537
Selling, general and administrative expenses	33,583	25,843	22,663	15,740	14,658
Equity loss in joint venture	—	—	—	3,831	10,352
Restructuring costs	—	2,331	4,631	—	—
Impairment of fixed assets	—	955	352	—	—
Total operating expenses	65,610	75,716	95,723	76,581	62,547
Loss from operations	(14,211)	(54,073)	(52,294)	(50,485)	(49,771)
Other (expense) income, net	(10,292)	(8,346)	(5,910)	(5,824)	(552)
Loss on extinguishment of debt	—	—	(8,264)	—	—
Net loss	$ (24,503)	$ (62,419)	$ (66,468)	$ (56,309)	$ (50,323)
Basic and diluted net loss per share	$ (0.26)	$ (0.90)	$ (1.08)	$ (1.06)	$ (1.18)
Shares used in computing basic and diluted net loss per share	93,267,850	69,151,841	61,626,095	53,072,993	42,532,466

	December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 18,601	$ 29,386	$ 27,668	$ 29,356	$ 11,295
Short-term investments	58,783	23,009	30,792	34,055	47,169
Long-term investments	—	—	—	—	1,992
Working capital	67,869	34,126	40,736	53,115	46,369
Total assets	92,431	64,801	75,075	83,615	88,173
Long-term obligations, less current portion	56,474	58,749	48,499	30,016	40,210
Accumulated deficit	(442,322)	(417,819)	(355,400)	(288,932)	(232,623)
Total stockholders' equity (deficit)	2,633	(38,602)	(20,044)	29,496	23,461

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel biotherapeutics for unmet medical needs. We currently have three major business elements:

- We commercialize KALBITOR® (ecallantide) on our own in the United States for treatment of acute attacks of HAE and are also developing KALBITOR for use in other indications. Outside of the United States, we have established partnerships to obtain regulatory approval for and commercialize KALBITOR in other major markets and are evaluating opportunities in additional territories.
- We leverage our proprietary phage display technology through our Licensing and Funded Research Program, or LFRP. This program, which generated $24 million in revenue in 2010, has also resulted in a portfolio of product candidates being developed by our licensees. This portfolio currently includes 17 product candidates in clinical development. To the extent that one or more of these product candidates are commercialized according to published timelines, we anticipate that revenues under the LFRP will increase substantially.
- We continue to use our phage display technology to identify new drug candidates and advance others within our preclinical pipeline.

KALBITOR and the Ecallantide Franchise

In February 2010, we began commercializing KALBITOR in the United States for treatment of acute attacks of HAE in patients 16 years of age and older. We are commercializing KALBITOR on our own in the United States, and working through corporate partners, we intend to seek approval for and commercialize KALBITOR for HAE and other angioedema indications in markets outside of the United States. During 2010, we entered into four separate agreements to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other therapeutic indications throughout Europe, Japan, North Africa, the Middle East, Russia, Australia, New Zealand and Israel.

We are also exploring the use of ecallantide for the treatment of drug-induced angioedema, a life threatening inflammatory response brought on by adverse reactions to angiotensin-converting enzyme (ACE) inhibitors. In December 2010, we filed an IND for this indication with the FDA. We plan to initiate a dose-ranging Phase 2 clinical study and commence dosing of the first patients in the first half of 2011. In addition, we have licensed ecallantide for development through a collaboration with Fovea Pharmaceuticals SA, a subsidiary of sanofi-aventis, for treatment of retinal diseases.

Phage Display Licensing and Funded Research Program

We believe that our phage display libraries represent the "gold standard" for therapeutic development and we leverage our proprietary phage display technology through our LFRP licenses and collaborations. This program currently generates significant revenues and has the potential for substantially greater revenues if and when product candidates that are discovered by our licensees receive marketing approval and are commercialized. We have 75 ongoing LFRP license agreements. Of the 17 product candidates that are currently in clinical development under the LFRP portfolio, four are in Phase 3, four are in Phase 2 and nine are in Phase 1. To the extent that these product candidates receive marketing approval and are commercialized according to published timelines, we expect to receive royalties from commercial sales beginning in 2013. Furthermore, based on our own analysis as to the probability of receiving marketing approval and the large markets being addressed, we expect potential annual royalty revenues under the LFRP of more than $70 million by 2016. Several of our LFRP collaborations also provide us access to co-develop and/or co-promote drug candidates identified by other biopharmaceutical and pharmaceutical companies.

To date we have received more than $150 million, primarily related to license fees and milestones, in revenues under the LFRP. In 2010, we earned $24.4 million, including an $11.3 million buy-out of one royalty obligation for Xyntha®, and we expect receipts under the LFRP to continue to grow as more products advance in clinical development.

In addition, under a loan arrangement with Cowen Healthcare, we obtained $65 million in debt funding, secured exclusively by the LFRP. This debt, which has a current principal balance of $57.8 million, is being repaid from a portion of LFRP receipts, is required to be repaid in full by 2016, and may be prepaid without penalty in August 2012.

Dyax Pipeline

We are also developing a pipeline of drug candidates using our phage display technology. We use phage display to identify antibody, small protein and peptide compounds with therapeutic potential for development in our own internal programs. These preclinical drug candidates may be developed independently or through strategic partnerships with other biotechnology and pharmaceutical companies. Although we will continue to seek to retain ownership and control of our internally discovered drug candidates by taking them further into preclinical and clinical development, we will also partner certain candidates in order to balance the risks associated with drug discovery and maximize return for our stockholders.

KALBITOR AND THE ECALLANTIDE FRANCHISE

Ecallantide is a compound that we developed using our phage display technology, which we have shown in vitro to be a high affinity, high specificity inhibitor of human plasma kallikrein. Plasma kallikrein, an enzyme found in blood, is believed to be a key component responsible for the regulation of the inflammation and coagulation pathways. Excess plasma kallikrein activity is thought to play a role in a number of inflammatory and autoimmune diseases, including HAE.

HAE is a rare, genetic disorder characterized by severe, debilitating and often painful swelling, which can occur in the abdomen, face, hands, feet and airway. HAE is caused by low or dysfunctional levels of C1-INH, a naturally occurring molecule that inhibits plasma kallikrein, a key mediator of inflammation, and other serine proteases in the blood. It is estimated that HAE affects between 1 in 10,000 to 1 in 50,000 people around the world. Despite the fact that 85% of patients experience symptoms before age 20, 68% of patients are not diagnosed until after age 20, which makes it difficult to accurately determine the size of the HAE patient population. HAE patient association registries estimate there is an immediately addressable target population of approximately 6,500 patients in the United States.

KALBITOR

In December 2009, ecallantide was approved by the FDA under the brand name KALBITOR for treatment of HAE in patients 16 years of age and older regardless of anatomic location. KALBITOR, a potent, selective and reversible plasma kallikrein inhibitor discovered and developed by us, is the first subcutaneous HAE treatment approved in the United States.

As part of product approval, we have established a Risk Evaluation and Mitigation Strategy (REMS) program to communicate the risk of anaphylaxis and the importance of distinguishing between hypersensitivity reaction and HAE attack symptoms. To communicate these risks, the REMS requires a Medication Guide be dispensed with each dose of KALBITOR and a "Dear Healthcare Professional" letter be provided to doctors identified as likely to prescribe KALBITOR and treat HAE patients.

We have also initiated a Phase 4 observational study which will be conducted with 200 HAE patients to evaluate immunogenicity and hypersensitivity with exposure to KALBITOR for treatment of acute attacks of HAE. The study is designed to identify predictive risk factors and develop effective screening tools to mitigate the risk of hypersensitivity and anaphylaxis. This 4-year study was initiated in February 2010.

United States Sales and Marketing

We have established a commercial organization to support sales of KALBITOR in the United States. We believe that a field-based team of approximately 25 professionals, consisting of sales representatives and corporate account directors, is appropriate to effectively market KALBITOR in the United States at this time, where patients are treated primarily by a limited number of specialty physicians, consisting mainly of allergists and immunologists.

KALBITOR Access℠

In furtherance of our efforts to facilitate access to KALBITOR in the United States, we have created the KALBITOR Access program, designed as a one-stop point of contact for information about KALBITOR, which offers treatment support service for patients with HAE and their healthcare providers. KALBITOR case managers provide comprehensive product and disease information, treatment site coordination, financial assistance for qualified patients and reimbursement facilitation services.

Distribution

We have an exclusive relationship with three wholly-owned subsidiaries of AmerisourceBergen Specialty Group, Inc. (ABSG) to establish a distribution network for KALBITOR. Our agreements with each subsidiary have an initial term of three years, although each contains customary termination provisions and may be terminated by us for any reason upon six months prior written notice. This distribution network includes the following:

- US Bioservices Corporation (US Bio), serves as our specialty pharmacy for KALBITOR in the United States, and also administers KALBITOR Access, which provides comprehensive call center services for patients and healthcare providers seeking information and access to KALBITOR;
- ASD Specialty Healthcare Inc. (ASD), serves as our wholesale distributor for KALBITOR to treating hospitals in the United States; and
- Integrated Commercialization Solutions, Inc. (ICS), provides warehousing, inventory management and other logistical services in connection with the distribution of KALBITOR throughout the United States.

Manufacturing

In connection with the commercial launch of KALBITOR in the United States, we have established a commercial supply chain, consisting of single-source third party suppliers to manufacture, test and distribute this product. All third party manufacturers involved in the KALBITOR manufacturing process are required to comply with current good manufacturing practices, or cGMPs.

To date, ecallantide drug substance used in the production of KALBITOR has been manufactured in the United Kingdom by MSD Biologics (UK) Limited (formerly known as Avecia Biologics Limited), a subsidiary of Merck & Co., Inc. We are currently in the process of manufacturing additional ecallantide drug substance that is expected to be released during the first quarter of 2011. Our inventories would then be sufficient to supply all ongoing studies relating to ecallantide and KALBITOR and to meet anticipated market demand into 2013. Under existing arrangements with MSD Biologics, they have agreed to conduct additional manufacturing campaigns, as necessary, to supplement existing inventory.

The shelf-life of our frozen ecallantide drug substance is four years. Ecallantide drug substance is filled, labeled and packaged into the final form of KALBITOR drug product by Hollister-Steir at its facilities in Spokane, Washington under a commercial supply agreement. This process, known in the industry as the "fill and finish" process, is not unique to KALBITOR and alternative manufacturers are readily available in the event that we elect, or are required, to relocate the "fill and finish" process. KALBITOR in its "filled and finished" form has additional refrigerated shelf-life of three years.

Ecallantide Outside of the United States

In markets outside of the United States, we intend to seek approval and commercialize ecallantide for HAE and other angioedema indications in conjunction with multiple partners by entering into license or collaboration agreements with companies that have established distribution systems and direct sales forces in such territories.

In June 2010, we entered into a strategic partnership agreement with Sigma-Tau to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other therapeutic indications throughout Europe, North Africa, the Middle East and Russia. We retained our rights to ecallantide in all other territories. Under the terms of the agreement, Sigma-Tau made a $2.5 million upfront payment to us and also purchased 636,132 shares of our common stock at a price of $3.93 per share, which represented a 50% premium over the 20-day average closing price through June 17, 2010, for an aggregate purchase price of $2.5 million. We will also be eligible to receive over $100 million in development and sales milestones related to ecallantide and royalties equal to 41% of net sales of product. Sigma-Tau will pay the costs associated with regulatory approval and commercialization in the licensed territories. In addition, we and Sigma-Tau will share equally the costs for all development activities for future indications developed in partnership with Sigma-Tau.

The Marketing Authorization Application (MAA) was submitted in May 2010 to the European Medicines Agency (EMA) for ecallantide for the treatment of HAE. In July 2010, the EMA completed its validation process for the MAA for potential approval to market ecallantide in the European Union (EU). We are working with Sigma-Tau on the response to the Day 120 consolidated list of questions from the EMA. These questions are within our expectations. We anticipate an EMA decision by year end 2011. We also anticipate that the MAA will be transferred from us to Sigma-Tau prior to any approval decision. If approved, KALBITOR will receive marketing authorization in 27 EU member states.

In December 2010, we amended our agreement with Sigma-Tau to expand our collaboration to commercialize KALBITOR for the treatment of HAE in Australia and New Zealand. Under the terms of the amendment, in January 2011, Sigma-Tau made a $500,000 upfront payment to us and also purchased 151,515 shares of our common stock at a price of $3.30 per share, which represented a 50% premium over the 20-day average closing price through December 20, 2010, for an aggregate purchase price of $500,000. We will also be eligible to receive up to $2 million in regulatory and commercialization milestones and royalties equal to 41% of net sales of product, as adjusted for product costs. Consistent with the previous agreement, Sigma-Tau will pay the costs associated with regulatory approval and commercialization in these additional territories.

In September 2010, we entered in an agreement with CMIC Co., Ltd (CMIC) to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other angioedema indications in Japan. Under the terms of the agreement, we received a $4.0 million upfront payment. We will also be eligible to receive up to $102 million in development and sales milestones for ecallantide in HAE and other angioedema indications and royalties of 20%-24% of net product sales. CMIC is solely responsible for all costs associated with development, regulatory activities, and commercialization of ecallantide for all angioedema indications in Japan. CMIC will purchase drug product from us on a cost-plus basis for clinical and commercial supply.

In March 2010, we entered into an agreement with Neopharm Scientific Ltd., (Neopharm) to obtain regulatory approval and commercialize ecallantide for HAE and other angioedema indications in Israel. Under the terms of the agreement, we will provide Neopharm drug supply at a price equal to 50% of net sales.

Ecallantide for Treatment of Other Angioedemas

In addition to its approved commercial use, we are also developing ecallantide in other angioedema indications. Another form of angioedema is induced by the use of so-called ACE inhibitors. With an estimated 51 million prescriptions written annually worldwide, ACE inhibitors are widely prescribed to reduce ACE and generally reduce high blood pressure and vascular constriction. It is estimated that up to 2% of patients treated with ACE inhibitors suffer from angioedema attacks, which represents approximately 30% of all angioedemas treated in emergency rooms. Research suggests the use of ACE inhibitors increases the relative activity of bradykinin, a protein that causes blood vessels to enlarge, or dilate, which can also cause the swelling known as angioedema. As a specific inhibitor of plasma kallikrein, an enzyme needed to produce bradykinin, ecallantide has the potential to be effective for treating this condition. We filed an IND for a placebo-controlled Phase 2 clinical study for this indication. This application was filed with the FDA in December 2010. We are in the process of establishing clinical trial sites and expect to treat the first patient during the first half of 2011. Data from this trial are expected in the second half of 2012.

Ecallantide for Ophthalmic Indications

We entered into a license agreement in 2009 with Fovea Pharmaceuticals SA, a subsidiary of sanofi-aventis, for the development of ecallantide in the EU for treatment of retinal diseases. Under this agreement, Fovea will fully fund development for the first indication, retinal vein occlusion-induced macular edema, for which a Phase 1 trial was initiated in the third quarter of 2009. We retain all rights to commercialize ecallantide in this indication outside of the EU. Under the license agreement, we do not receive milestone payments, but are entitled to receive tiered royalties, ranging from the high teens to mid twenties, based on sales of ecallantide by Fovea in the EU. If we elect to commercialize ecallantide in this indication outside of the EU, Fovea will be entitled to receive royalties from us, ranging from the low to mid teens, based on our sales of ecallantide outside the EU. The term of the agreement continues until the expiration of the licensed patents or, if later, the eleventh anniversary of the first commercial sale of ecallantide in an ophthalmic indication. The agreement may be terminated by Fovea on prior notice to us and by either party for cause.

LICENSING AND FUNDED RESEARCH PROGRAM

LFRP Product Development

Currently, 17 product candidates generated by our licensees or collaborators under the LFRP portfolio are in clinical development, four of which are in Phase 3, four are in Phase 2 and nine are in Phase 1. In addition, one product has received market approval from the FDA. Furthermore, we estimate that our licensees and collaborators have over 70 additional product candidates in various stages of research and preclinical development. Our licensees and collaborators are responsible for all costs associated with development of these product candidates. We will receive milestones and royalties from our licensees and collaborators to the extent these product candidates advance in development and are ultimately commercialized.

Generally, under the terms of our LFRP licenses, we are entitled to receive royalties on commercial sales of all products for at least ten years after initial commercialization. To the extent that the product candidates in the chart above receive marketing approval and are commercialized according to published timelines, we expect to receive royalties from commercial sales beginning in 2013. Furthermore, based upon our own analysis as to the probability of receiving marketing approval and the large markets being addressed, we expect potential annual royalty revenues under the LFRP of more than $70 million by 2016.

Currently, the types of licenses and collaborations that we enter into have one of three distinct structures:

- *Library Licenses.* We believe our phage display libraries represent the "gold standard" for therapeutic development. Under our library license program, we grant our licensees rights to use our phage display libraries in connection with their internal therapeutic development programs. We also provide these licensees with related materials and training so that they may rapidly identify compounds that bind with high affinity to therapeutic targets. The period during which our licensees may use our libraries is typically limited to a 4 to 5 year term. Library license agreements contain significant up-front license fees, annual maintenance fees, milestone payments based on successful product development, and royalties based on any future product sales. We have approximately 20 library licensees including Amgen, Aveo, Bayer Schering, Biogen Idec, Boehringer Ingelheim, CSL, ImClone Systems (a wholly-owned subsidiary of Eli Lilly), Merck Serono, Novo Nordisk, sanofi-aventis and Trubion (now known as Emergent BioSolutions).
- *Funded Research.* Under our funded research program, we perform funded research for various collaborators using our phage display technology to identify, characterize and optimize antibodies that bind to disease targets provided by the collaborators. Our funded research collaborators with products currently in development include AstraZeneca, Baxter Healthcare, Biogen Idec, Merck Serono, Merrimack, and Trubion (now known as Emergent BioSolutions).
- *Patent Licenses.* Under our patent license program, we grant other biopharmaceutical and pharmaceutical companies non-exclusive licenses to use our core phage display patents (known as the Ladner patents), to discover and develop biologic compounds for use in specified fields. We generally grant licenses on a non-exclusive basis so that we may retain broad rights to practice our phage display technology in multiple fields. Our license agreements generally provide for up-front license fees, annual maintenance fees, milestone payments based on successful product development, and royalties based on any future product sales for a period of ten years after commercialization of any resulting product. In addition, under the terms of our license agreements, most licensees have agreed not to sue us for using phage display improvement patents which they developed and some have granted us specific access to certain phage-display technologies which they have developed or

which they control. We believe that these provisions allow us to practice enhancements to phage display developed by our licensees. We currently have approximately 45 patent licensees worldwide. Once the Ladner patents expire in 2012, we will no longer be entering into additional patent license agreements.

We expect to continue to enter into licenses and collaborations that are designed to maximize the strategic value of our proprietary phage display technology.

DYAX PIPELINE

We are pursuing additional niche indications by leveraging our phage display technology expertise to identify new drug candidates. We have several preclinical candidates in our internal pipeline generated from phage display technology. Our goal is to file a new Investigational New Drug application every 24 months. Candidates are targeted which have defined regulatory pathways and address meaningful market opportunities.

RESULTS OF OPERATIONS

Revenues. Total revenues for 2010 were $51.4 million, compared with $21.6 million in 2009 and $43.4 million in 2008.

Our financial guidance for total revenue in 2011 is $38 to $44 million, including KALBITOR sales of $20 to $24 million. In addition, our financial guidance for total revenue in 2016 is $180 to $210 million, including KALBITOR sales of $110 to $125 million and LFRP revenue of $70 to $85 million.

Product Sales. We began commercializing KALBITOR in the United States for treatment of acute attacks of HAE in patients 16 years of age and older in February 2010, at which time product sales commenced. We sell KALBITOR to ABSG, which functions as our exclusive distributor, and we recognize revenue when title and risk of loss have passed to ABSG, typically upon delivery. Due to the specialty nature of KALBITOR, the limited number of patients, limited return rights and contractual limits on inventory levels, we anticipate that ABSG will carry limited inventory.

We record product sales net of allowances and accruals related to trade prompt pay discounts, government rebates, a patient financial assistance program, product returns and other applicable allowances.

Development and License Fees. We also derive revenues from licensing, funded research and development fees, including milestone payments from our licensees and collaborators in amounts that fluctuate from year-to-year due to the timing of the clinical activities of our collaborators and licensees. This revenue was $42.6 million in 2010, $21.6 million in 2009 and $43.4 million in 2008.

The 2010 revenue increase was due to $11.3 million recognized from the sale of rights to royalties and other payments related to Xyntha, a product developed by one of our licensees under the LFRP, and $13.8 million of previously deferred revenue associated with the Cubist license that was fully recognized during 2010 based upon Cubist's termination of its ecallantide development program. During 2009, we recognized $4.3 million of revenue associated with the Cubist license.

The decrease in revenue from 2008 to 2009 was primarily due to $23.2 million of revenue recognized in 2008 that was associated with our sanofi-aventis license agreement. Under this exclusive worldwide license, sanofi-aventis received rights for the development and commercialization of the fully human monoclonal antibody DX-2240 as a therapeutic product. We recognized no revenue under this license in 2009. The 2009 decrease in revenue was partially offset by an increase of $1.1 million in revenue from our license agreement with Cubist, as well as an increase in patent and library license revenue, including milestones and royalties.

Cost of Product Sales. We incurred $505,000 of costs associated with product sales during 2010. This primarily includes the cost of testing, filling, packaging and distributing the product, as well as a royalty due on net sales of KALBITOR. Costs associated with the manufacture of KALBITOR prior to FDA approval were previously expensed when incurred and accordingly are not included in the cost of product sales during 2010. The supply of KALBITOR produced prior to FDA approval is expected to meet anticipated commercial needs through early 2012. When this supply has been depleted, we expect our cost of product sales will increase, reflecting the full manufacturing cost of KALBITOR.

Research and Development. Our research and development expenses are summarized as follows:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
KALBITOR development costs	$15,760	$17,429	31,229
Ecallantide drug substance manufacturing costs	—	8,599	2,838
Other research and development expenses	15,762	20,559	34,010
Total	$31,522	$46,587	$68,077

Our research and development expenses arise primarily from compensation and other related costs for our personnel dedicated to research, development, medical and pharmacovigilence activities, as well as costs of post-approval studies and commitments and KALBITOR life cycle management, as well as fees paid and costs reimbursed to outside parties to conduct research and clinical trials and the cost of manufacturing drug material prior to FDA approval. In addition, our 2010 development expenses include $1.4 million of costs associated with obtaining regulatory approval for the treatment of HAE in Europe which are being reimbursed by Sigma-Tau.

The cost decrease in the 2010 Period is primarily due to an $8.6 million decrease in ecallantide drug manufacturing costs and $4.9 million in lower personnel expenses resulting from our workforce reduction in the 2009.

The decrease in the 2009 research and development expenses as compared to the 2008 Period, is primarily due to cost savings related to the workforce reduction in 2009 and closure of the Liege, Belgium research facility in 2008, as well as a $7.4 million decrease in clinical costs after our EDEMA4 Phase 3 trial which was completed in 2008. These decreases were partially offset by a $5.8 million increase in costs to manufacture KALBITOR drug substance during 2009.

Research and development expenses may increase in future years primarily due to clinical trial costs associated with our exploration of using KALBITOR for treatment of drug-induced angioedema. We plan to initiate a Phase 2 clinical study during 2011. Until the Phase 2 clinical study is completed, we are not able to predict the future clinical costs that may be incurred for this indication.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of the sales and marketing costs of commercializing KALBITOR in 2010 and 2009, costs of our management and administrative staff, as well as expenses related to business development, protecting our intellectual property, administrative occupancy, professional fees and the reporting requirements of a public company. Selling, general and administrative expenses were $33.6 million in 2010 compared to $25.8 million in 2009 and $22.7 million in 2008.

The 2010 increase in costs is primarily due to additional infrastructure to support the commercial launch of KALBITOR, including the expansion of sales and marketing personnel. These costs include increases of $5.7 million in internal sales and marketing expenses and $2.5 million in external sales and marketing expenses.

The higher general and administrative costs in 2009 compared to 2008 were primarily due to an increase in infrastructure to support plans for commercialization of KALBITOR and a charge of $1.1 million for share-based compensation expense for amendments to the exercise and vesting schedules of certain options in 2009.

Restructuring and Impairment. In 2009, we implemented a workforce reduction to focus necessary resources on the commercialization of ecallantide and to support our long-term financial success. As a result, we recorded restructuring charges of approximately $2.3 million.

Due to the decrease in necessary facility space following the workforce reduction, we amended our facility lease, resulting in a charge of approximately $955,000 for the write-down of leasehold improvements.

Loss on Extinguishment of Debt. In 2008, we incurred a loss on extinguishment of debt of $8.3 million related to the full pay-off of our debt with Paul Royalty.

Interest Expense. Interest expense in 2010 was $11.9 million compared to $10.1 million in 2009 and $7.8 million in 2008. The 2010 increase is due to additional interest expense under the Cowen Healthcare loan, consisting of approximately $1.4 million for payments to Cowen Healthcare in connection with the sale of our rights to royalties and other payments related to the Xyntha product, and interest on the $15 million Tranche B loan which was received in March 2009.

The 2009 increase in interest expense was primarily due to interest on the $15 million Tranche B loan from Cowen Healthcare.

Interest and Other Income. Interest income was $209,000, $248,000 and $1.5 million in 2010, 2009 and 2008, respectively. The decrease in interest income from 2009 to 2010 was due to lower rates of return on our investments. The decrease from 2008 to 2009 was due to lower investment balances and lower interest rates on our investments.

In 2010, income of $1.5 million was recognized for several grants received under the Qualifying Therapeutic Discovery Project program. Under this program, the Internal Revenue Service, in conjunction with the Department of Health and Human Services, approved our applications for projects that showed significant potential to produce new and cost-saving therapies, support jobs and increase U.S. competitiveness. All proceeds from this grant were classified as Other Income in the Statement of Operations.

In 1999, we received an €825,000 grant from the Walloon region of Belgium, which included specific criteria regarding employment and investment levels that needed to be met. In connection with the closure of our Liege, Belgium facility in 2008, we refunded approximately $162,000 of the grant. In 2009, all remaining investment criteria were met and the residual grant balance of approximately $1.0 million was released from short-term liabilities on the consolidated balance sheet and recognized as Other Income in the Statement of Operations.

Net Loss. For the year ended December 31, 2010, the net loss was $24.5 million or $0.26 per share, as compared to $62.4 million or $0.90 per share in 2009, and $66.5 million or $1.08 per share in 2008.

LIQUIDITY AND CAPITAL RESOURCES

	December 31,	
	2010	2009
	(In thousands)	
Cash and cash equivalents	$18,601	$29,386
Short-term investments	58,783	23,009
Total cash, cash equivalents and investments	$77,384	$52,395

The following table summarizes our cash flow activity:

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Net cash used in operating activities	$(34,131)	$(54,227)	$(20,488)
Net cash (used in) provided by investing activities	(35,409)	6,989	3,764
Net cash provided by financing activities	58,755	48,942	14,984
Effect of foreign currency translation on cash balances	—	14	52
Net (decrease) increase in cash and cash equivalents	$(10,785)	$ 1,718	$ (1,688)

We require cash to fund our operating activities, make capital expenditures, acquisitions and investments, and service debt. Through December 31, 2010, we have funded our operations principally through the sale of equity securities, which have provided aggregate net cash proceeds since inception of approximately $397 million. We have also borrowed funds under our loan agreement with Cowen Healthcare, which are secured by certain assets associated with our LFRP. In addition, we generate funds from product sales and development and license fees. Our excess funds are currently invested in short-term investments primarily consisting of United States Treasury notes and bills and money market funds backed by the United States Treasury.

Our financial guidance is that we expect to be at cash-flow breakeven during 2013.

Operating Activities.

In 2010, the principal use of cash in our operations was to fund our net loss which was $24.5 million. Of this net loss, certain costs were non-cash charges, such as depreciation and amortization costs of $1.6 million and stock-based compensation expense of $4.1 million. In addition to non-cash charges, we also had a net change in other operating assets and liabilities of $16.3 million, including a decrease in accounts payable and accrued expenses of $2.5 million, an increase in accounts receivable of $2.6 million, and a decrease in deferred revenue of $8.8 million. The change in deferred revenue is primarily due to the recognition of $13.8 million of revenue associated with the termination of the license and collaboration agreement with Cubist in 2010, offset by additional deferred revenue of $7.0 million from 2010 collaborations to commercialize ecallantide outside the United States.

During October 2010, a new drug substance manufacturing campaign was initiated with MSD Biologics to meet the demand for KALBITOR and supply clinical programs, as needed. Costs under this manufacturing campaign are expected to approximate $4 million and will be paid in 2011.

In 2009, the principal use of cash in our operations was to fund our net loss which was $62.4 million. Of this net loss, certain costs were non-cash charges, such as depreciation and amortization costs of $2.8 million, interest expense of $1.6 million, non-cash income of $1.5 million primarily due to the recognition of $1.0 million in income related to the Walloon grant, impairment of fixed assets totaling $1.0 million, and stock-based compensation expense of $5.3 million. In addition to non-cash charges, we also had a net change in other operating assets and liabilities which used cash of $895,000, including decreases in deferred revenue of $1.3 million and accounts payable and accrued expenses of $280,000 and deferred rent of $565,000. These were offset by a decrease in accounts receivable of $2.0 million. The increase in cash used for operating activities in 2009 compared to 2008 was $33.7 million, primarily due to revenue deferred in 2008 and the debt extinguishment cost in 2008.

In 2008, the principal use of cash in our operations was to fund our net loss which was $66.5 million. Of this net loss, certain costs were non-cash charges, such as depreciation and amortization costs of $3.4 million, interest expense of $7.4 million and stock-based compensation expense of $4.5 million, and certain revenues, for which we received payment totaling $21.9 million, were deferred for financial reporting purposes in 2008. In addition, when we repaid the Paul Royalty loan, $8.3 million was recorded as loss on extinguishment of debt and that cash payment is reflected in financing activities.

Investing Activities.

Our investing activities for 2010 consisted of the purchase of securities totaling approximately $82.8 million, offset by investment maturities of $47.0 million, as well as a decrease of $700,000 in restricted cash from the contractual reduction of the letter of credit that serves as our security deposit for the lease of our facility in Cambridge, Massachusetts.

Our investing activities for 2009 consisted of investment maturities totaling approximately $39.0 million, offset by purchases of additional securities of $31.5 million and the purchase of approximately $589,000 of fixed assets.

Our investing activities for 2008 primarily consisted of the timing of the maturity and purchase of our short-term investments and a $1.6 million decrease in restricted cash from a contractual reduction of our letter of credit that serves as our security deposit for the lease of our facility in Cambridge, Massachusetts. In addition, we purchased fixed assets totaling $1.4 million.

Financing Activities.

Our financing activities for 2010 consisted of net proceeds of $61.1 million from the sale of 20,186,132 shares of our common stock, as well as principal repayments of long-term debt totaling $2.8 million, consisting of capital lease payments and $1.9 million to Cowen Healthcare.

Our financing activities for 2009 consisted of equity offerings providing net proceeds of $38.2 million from the sale of 14,780,570 shares of our common stock and net proceeds of $14.8 million from the Tranche B loan with Cowen Healthcare, which was an amendment to our existing loan agreement with Cowen Healthcare. This Tranche B loan is secured by our LFRP on the same terms as the initial Tranche A loan, which was executed in 2008. We also repaid long-term obligations, totaling $4.6 million, primarily principal payments to Cowen Healthcare on these loans.

Our financing activities for 2008 primarily consist of net proceeds of $49.6 million from our note payable to Cowen Healthcare, a $10.0 million private sale of common stock, proceeds from long-term obligations of $1.1 million and $1.5 million in proceeds from the issuance of common stock under our employee stock purchase plan and the exercise of stock options. We also repaid the Paul Royalty loan for $35.1 million and other long-term obligations of $12.1 million.

We have financed fixed asset purchases through capital leases and debt. Capital lease obligations are collateralized by the assets under lease.

We expect to continue to manage our cash requirements by completing additional partnerships, collaborations, and financial and strategic transactions. We expect that existing cash, cash equivalents, and short-term investments together with anticipated cash flow from existing development, collaborations and license agreements and product sales of KALBITOR will be sufficient to support our current operations through 2012. We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect during this period.

We may seek additional funding through some combination of our collaborative arrangements and public or private equity or debt financings. We may not be able to obtain financing on acceptable terms or at all, and we may not be able to enter into additional collaborative arrangements. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies, product candidates or products. The terms of any financing may adversely affect the holdings or the rights of our stockholders. If we need additional funds and are unable to obtain funding on a timely basis, we might need to curtail significantly our research, development or commercialization programs in an effort to provide sufficient funds to continue operations, which could adversely affect our business prospects.

We have no off-balance sheet arrangements with the exception of operating leases.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment. The following chart represents our total contractual obligations, including principal and interest, at December 31, 2010, aggregated by type (in thousands):

Contractual obligations	Payments due by period						
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(In thousands)						
Note Payable[1]	$ 97,007	6,506	9,224	18,280	55,746	7,251	—
Capital leases	213	213	—	—	—	—	—
Leasehold improvement arrangements	481	412	69	—	—	—	—
Operating lease obligations[2]	3,193	2,678	472	43	—	—	—
Patent and product license obligations[3]	3,098	330	1,305	305	281	281	596
Obligations for research, development and manufacturing[4]	9,516	5,314	3,517	421	264	—	—
Total contractual obligations	$113,508	$15,453	$14,587	$19,049	$56,291	$7,532	$596

(1) These amounts represent projected future principal and interest payments to Cowen Healthcare based on our current LFRP projections, which are subject to uncertainties based on the timing and amounts of cash receipts under the LFRP. See Notes to the Financial Statements, Note 8 of Item 8 "Financial Statements and Supplementary Data".

(2) These amounts are net of contractually committed sublease income.

(3) These amounts exclude any royalties and milestones that may become due in connection with the development or commercialization of our product candidates. Since the prospect of development and commercialization of any product candidate is uncertain, the timing and amount of any potential future royalties and other milestones are not currently calculable in any manner that would fairly present future obligations.

(4) These amounts represent the cash commitment due on research, development and manufacturing contracts. We will not owe any royalties or milestones in connection with these contracts.

Critical Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, receivable collectibles, royalty interest obligations, useful lives with respect to long-lived and intangible assets and valuation of common stock, related stock options, and deferred tax assets. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. We believe that our judgment and assumptions with respect to the following significant accounting policies are most critical to the accounting estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation. We apply the provisions of Accounting Standards Codification (ASC) 718, "Accounting for Stock-Based Compensation" which required us to recognize the expense related to the fair value of stock-based compensation awards in our consolidated statement of operations. ASC 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model.

We use the Black-Scholes option pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. Expected volatilities are based on historical volatilities of our stock. The expected option term is derived from historical data on exercise behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statement of operations. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The equity-based compensation expense recorded in future income statements could fluctuate based on the terms of the awards, the assumptions used in the valuation model, or the status of those employees receiving awards.

Revenue Recognition. Our principal sources of revenue are product sales of KALBITOR, license fees, funding for research and development, and milestones and royalties derived from collaboration and license agreements. In all instances, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, collectability of the resulting receivable is reasonably assured and we have fulfilled the respective performance obligation.

Product Sales and Allowances

Revenues from product sales are recognized when title and risk of loss have passed to the customer. As such, product sales are recorded upon delivery of KALBITOR to the customer, our specialty pharmacy or specialty distributor. We establish reserves for trade prompt pay discounts, government rebates, a patient assistance program, product returns and other applicable allowances. Reserves are based on estimates of the amount earned or to be claimed on the related sales. Our estimates take into consideration market research data related to our payer mix, actual sales data and historical experience for similar products sold by others. If actual results vary, we may need to adjust these estimates, which could have an effect on earnings in the period of the adjustment.

In addition to the discounts and rebates described above and classified as a reduction of revenue, we also maintain a service contract with US Bio for patient service initiatives. We have established that the services are at fair value and represent a separate and identifiable benefit related to these services and, accordingly, have classified them as selling, general and administrative expense. If we had concluded that we did not receive a separate identifiable benefit or have sufficient evidence that the fair value did not exist for these services, we would have been required to classify these costs as a reduction of revenue.

Development and License Fee Revenues

We make significant assumptions and estimates relating to revenue recognition, which include the expected term of the agreement and total expected cost. Our assumptions and estimates may prove to be inaccurate. Therefore, although we make every effort to ensure the accuracy of our estimates, any significant unanticipated changes in our estimates could have a material impact on revenues and our results of operations.

Collaboration Agreements. We enter into collaboration agreements with other companies for the research and development of therapeutic, diagnostic and separations products. The terms of the agreements may include non-refundable signing and licensing fees, funding for research and development, milestone payments and royalties on any product sales derived from collaborations. These multiple element arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting.

We recognize up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations are accounted for separately once the obligations are fulfilled. If the license is considered to either not have stand-alone value or have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a proportional performance or straight-line method. We recognize revenue using the proportional performance method when the level of effort required to complete our performance obligations under an arrangement can be reasonably estimated and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measurement of performance.

If we cannot reasonably estimate the level of effort to complete its performance obligations under an arrangement, then revenue under the arrangement would be recognized on a straight-line basis over the period the Company is expected to complete its performance obligations.

Many of the Company's collaboration agreements entitle it to additional payments upon the achievement of performance-based milestones. If the achievement of a milestone is considered probable at the inception of the collaboration, the related milestone payment is included with other collaboration consideration, such as up-front fees and research funding, in the Company's revenue model. Milestones that involve substantial effort on the Company's part and the achievement of which are not considered probable at the inception of the collaboration are considered "substantive milestones." Substantive milestones are included in the Company's revenue model when achievement of the milestone is considered probable under the proportional performance model. Revenue recognized under this model is limited to the amount of cash received or for which the Company is entitled. As future substantive milestones are achieved, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period using the proportional performance or straight-line method. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counter-party performance are not included in the Company's revenue model until the performance conditions are met.

Royalty revenue is recognized upon the sale of the related products provided the Company has no remaining performance obligations under the arrangement.

Costs of revenues related to product development and license fees are classified as research and development in the consolidated statements of operations and comprehensive loss.

Patent Licenses. The Company generally licenses its patent rights covering phage display on a non-exclusive basis to third parties for use in connection with the research and development of therapeutic, diagnostic, and other products.

Standard terms of the patent rights agreements generally include non-refundable signing fees, non-refundable license maintenance fees, development milestone payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. Perpetual patent licenses are recognized immediately if the Company has no future obligations and the payments are upfront.

Library Licenses. Standard terms of the proprietary phage display library agreements generally include non-refundable signing fees, license maintenance fees, development milestone payments, product license payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. As milestones are achieved under a phage display library license, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized. The remaining portion of the milestone will be recognized over the remaining performance period on a straight-line basis. Milestone payments under these license arrangements are recognized when the milestone is achieved if the Company has no future obligations under the license. Product license payments are recognized as revenue when the license is issued if the Company has no future obligations under the agreement. If there are future obligations under the agreement, product license payments are recognized as revenue only to the extent of the fair value of the license. Amounts paid in excess of fair value are recognized in a manner similar to milestone payments. Royalty revenue is recognized upon the sale of the related products provided the Company has no remaining performance obligations under the arrangement.

Payments received that have not met the appropriate criteria for revenue recognition are recorded as deferred revenue.

Tax Loss Carryforwards

As of December 31, 2010 and 2009, we had federal net operating loss (NOL) carryforwards of approximately $313.3 million and $286.5 million, respectively, which may be available to offset future federal income tax liabilities and which begin to expire in 2011.

We have recorded a deferred tax asset of approximately $1.8 million reflecting the benefit of deductions from the exercise of stock options. This deferred asset has been fully reserved until it is more likely than not that the benefit from the exercise of stock options will be realized. The benefit from this $1.8 million deferred tax asset will be recorded as a credit to additional paid-in capital when realized.

As required by ASC 740, our management has evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets, which are comprised principally of NOL and research and experimentation credit carryforwards. Management has determined at this time that it is more likely than not that we will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of approximately $187.7 million has been established at December 31, 2010.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In October 2009, the FASB issued a new accounting standard which amends existing revenue recognition accounting pronouncements for *Multiple-Deliverable Revenue Arrangements.* This new standard provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item in circumstances when there is no other means to determine the fair value of that undelivered item. Multiple-deliverable revenue arrangement guidance previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under the previous guidance, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for us is no later than January 1, 2011. We do not expect the adoption of this standard to have a material impact on its financial position or results of operations, this standard may have an impact in the event that future transactions are completed or existing collaborations are materially modified.

In April 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance a company may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010, which for us is no later than January 1, 2011. Early adoption is permitted; however, adoption of this guidance as of a date other than January 1, 2011 will require us to apply this guidance retrospectively effective as of January 1, 2010 and will require disclosure of the effect of this guidance as applied to all previously reported interim periods in the fiscal year of adoption. As we plan to implement ASU No. 2010-17 prospectively, the effect of this guidance will be limited to future transactions. We do not expect adoption of this standard to have a material impact on our financial position or results of operations as it has no material research and development arrangements which will be accounted for under the milestone method.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dyax Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Dyax Corp. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing in Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 2, 2011

Dyax Corp. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,601	$ 29,386
Short-term investments	58,783	23,009
Accounts receivable, net of allowances for doubtful accounts of $45 and $25 at December 31, 2010 and 2009, respectively	5,315	2,723
Inventory	1,696	578
Other current assets	4,170	2,816
Total current assets	88,565	58,512
Fixed assets, net	2,178	3,508
Restricted cash	1,266	2,177
Other assets	422	604
Total assets	$ 92,431	$ 64,801
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued expenses	$ 10,672	$ 11,787
Current portion of deferred revenue	8,738	10,345
Current portion of long-term obligations	586	890
Other current liabilities	700	1,364
Total current liabilities	20,696	24,386
Deferred revenue	12,598	19,785
Note payable	56,406	58,096
Long-term obligations	68	653
Deferred rent and other long-term liabilities	30	483
Total liabilities	89,798	103,403
Commitments and Contingencies (Notes 8, 11, 14)		
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.01 par value; 125,000,000 shares authorized; 98,508,487 and 78,074,052 shares issued and outstanding at December 31, 2010 and 2009, respectively	985	781
Additional paid-in capital	443,926	378,421
Accumulated deficit	(442,322)	(417,819)
Accumulated other comprehensive income	44	15
Total stockholders' equity (deficit)	2,633	(38,602)
Total liabilities and stockholders' equity (deficit)	$ 92,431	$ 64,801

The accompanying notes are an integral part of the consolidated financial statements.

Dyax Corp. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except share and per share data)		
Revenues:			
Product sales, net	$ 8,835	$ —	$ —
Development and license fee revenues	42,564	21,643	43,429
Total revenues	51,399	21,643	43,429
Costs and expenses:			
Cost of product sales	505	—	—
Research and development expenses	31,522	46,587	68,077
Selling, general and administrative expenses	33,583	25,843	22,663
Restructuring costs	—	2,331	4,631
Impairment of fixed assets	—	955	352
Total costs and expenses	65,610	75,716	95,723
Loss from operations	(14,211)	(54,073)	(52,294)
Other income (expense):			
Interest and other income	1,645	1,736	1,843
Interest expense	(11,937)	(10,082)	(7,753)
Loss on extinguishment of debt	—	—	(8,264)
Total other expense, net	(10,292)	(8,346)	(14,174)
Net loss	$ (24,503)	$ (62,419)	$ (66,468)
Other comprehensive (loss) income:			
Foreign currency translation adjustments	—	(492)	71
Unrealized gain (loss) on investments	29	(137)	45
Comprehensive loss	$ (24,474)	$ (63,048)	$ (66,352)
Basic and diluted net loss per share:			
Net loss	$ (0.26)	$ (0.90)	$ (1.08)
Shares used in computing basic and diluted net loss per share	93,267,850	69,151,841	61,626,095

The accompanying notes are an integral part of the consolidated financial statements.

Dyax Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2010, 2009 and 2008
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Par Value				
Balance at January 1, 2008	60,427,178	$604	$317,296	$(288,932)	$ 528	$ 29,496
Exercise of stock options	505,269	5	1,173	—	—	1,178
Issuance of common stock for employee stock purchase plan	99,941	1	286	—	—	287
Sale of common stock	2,008,032	20	9,980	—	—	10,000
Compensation expense associated with stock options	—	—	4,494	—	—	4,494
Issuance of warrants	—	—	853	—	—	853
Unrealized gain on investments	—	—	—	—	45	45
Foreign currency translation	—	—	—	—	71	71
Net loss	—	—	—	(66,468)	—	(66,468)
Balance at December 31, 2008	63,040,420	630	334,082	(355,400)	644	(20,044)
Exercise of stock options	153,125	2	302	—	—	304
Issuance of common stock for employee stock purchase plan	99,937	1	222	—	—	223
Sale of common stock	14,780,570	148	38,054	—	—	38,202
Compensation expense associated with stock options	—	—	5,284	—	—	5,284
Issuance of warrants	—	—	477	—	—	477
Unrealized gain on investments	—	—	—	—	(137)	(137)
Foreign currency translation	—	—	—	—	(492)	(492)
Net loss	—	—	—	(62,419)	—	(62,419)
Balance at December 31, 2009	78,074,052	781	378,421	(417,819)	15	(38,602)
Exercise of stock options	148,369	1	258	—	—	259
Issuance of common stock for employee stock purchase plan	99,934	1	186	—	—	187
Sale of common stock	20,186,132	202	60,931	—	—	61,133
Compensation expense associated with stock options	—	—	4,130	—	—	4,130
Unrealized gain on investments	—	—	—	—	29	29
Net loss	—	—	—	(24,503)	—	(24,503)
Balance at December 31, 2010	98,508,487	$985	$443,926	$(442,322)	$ 44	$ 2,633

The accompanying notes are an integral part of the consolidated financial statements.

Dyax Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net loss	$(24,503)	$(62,419)	$(66,468)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization of investment premium/discount	76	142	50
Depreciation and amortization of fixed assets	1,482	2,230	2,812
Amortization of intangibles	2	419	516
Non-cash interest expense	945	1,634	7,386
Impairment of fixed assets	—	955	352
Gain on disposal of fixed assets	43	(42)	(350)
Compensation expenses associated with stock-based compensation plans	4,098	5,282	4,494
Extinguishment of debt	—	—	8,264
Provision for doubtful accounts	15	(42)	(13)
Non-cash other income	—	(1,491)	—
Changes in operating assets and liabilities			
Accounts receivable	(2,608)	2,011	(561)
Prepaid research and development and other assets	(1,143)	(141)	90
Inventory	(992)	(70)	—
Other long-term assets	179	(595)	—
Accounts payable and accrued expenses	(2,478)	(280)	1,606
Deferred revenue	(8,794)	(1,255)	21,879
Long-term deferred rent	(258)	(565)	(403)
Other long-term liabilities	(195)	—	(142)
Net cash used in operating activities	(34,131)	(54,227)	(20,488)
Cash flows from investing activities:			
Purchase of investments	(82,824)	(31,501)	(41,732)
Proceeds from maturity of investments	47,003	39,005	44,990
Purchase of fixed assets	(326)	(589)	(1,439)
Proceeds from sale of fixed assets	38	74	350
Restricted cash	700	—	1,595
Net cash (used in) provided by investing activities	(35,409)	6,989	3,764
Cash flows from financing activities:			
Net proceeds from common stock offerings	61,133	38,202	10,000
Proceeds from note payable	—	14,820	49,600
Proceeds from long-term obligations, net of fees	—	—	1,103
Repayment of Paul Royalty on extinguishment of debt	—	—	(35,080)
Repayment of long-term obligations	(2,824)	(4,607)	(12,104)
Proceeds from the issuance of common stock under employee stock purchase plan and exercise of stock options	446	527	1,465
Net cash provided by financing activities	58,755	48,942	14,984
Effect of foreign currency translation on cash balances	—	14	52
Net (decrease) increase in cash and cash equivalents	(10,785)	1,718	(1,688)
Cash and cash equivalents at beginning of the period	29,386	27,668	29,356
Cash and cash equivalents at end of the period	$ 18,601	$ 29,386	$ 27,668
Supplemental disclosure of cash flow information:			
Interest paid	$ 10,934	$ 8,558	$ 3,595
Supplemental disclosure of non cash investing and financing activities:			
Acquisition of property and equipment under long-term obligations	$ —	$ —	$ 31
Warrant issued in connection with note payable	$ —	$ 477	$ 853

The accompanying notes are an integral part of the consolidated financial statements.

1. Nature of Business

Dyax Corp. (Dyax or the Company) is a biopharmaceutical company focused on the discovery, development and commercialization of novel biotherapeutics for unmet medical needs. The Company began commercializing KALBITOR® (ecallantide) for treatment of acute attacks of hereditary angioedema (HAE) in patients 16 years of age and older in February 2010.

KALBITOR was discovered using Dyax's proprietary drug discovery technology, known as phage display. This technology is also used to identify other antibody, small protein and peptide compounds with therapeutic potential and has provided the Company an internal pipeline of drug candidates and numerous licenses and collaborations that generate revenues through funded research, license fees, milestone payments and royalties.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, risks relating to preclinical and clinical trials and the regulatory approval process, dependence on collaborative arrangements, development by its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with the FDA and other governmental regulations and approval requirements.

The Company expects that existing cash, cash equivalents, and short-term investments together with anticipated cash flow from existing development, collaborations and license agreements and product sales of KALBITOR will be sufficient to support the Company's current operations through 2012. If the Company's cash requirements exceed its current expectations or if the Company generates less revenue than it expects, the Company will need additional funds. The Company may seek additional funding through collaborative arrangements, and public or private financings. However, the Company may not be able to obtain financing on acceptable terms or at all, and the Company may not be able to enter into additional collaborative arrangements. Arrangements with collaborators or others may require the Company to relinquish rights to certain of its technologies, product candidates or products. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company needs additional funds and it is unable to obtain funding on a timely basis, the Company may be required to significantly curtail its research, development or commercialization programs in an effort to provide sufficient funds to continue its operations, which could adversely affect its business prospects.

2. Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Company's European research subsidiaries Dyax S.A. and Dyax BV. All inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The significant estimates and assumptions in these financial statements include revenue recognition, useful lives with respect to long lived assets, valuation of stock options, accrued expenses and tax valuation reserves. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. At December 31, 2010 and 2009, approximately 98% and 81% of the Company's cash, cash equivalents and short-term

2. Accounting Policies – (continued)

investments were invested in money market funds backed by United States Treasury obligations, United States Treasury notes and bills, and obligations of United States government agencies held by one financial institution. The Company also maintains balances in various operating accounts in excess of federally insured limits.

The Company provides most of its services and licenses its technology to pharmaceutical and biomedical companies worldwide, and makes all product sales to its exclusive distributor. Concentrations of credit risk with respect to trade receivable balances are usually limited on an ongoing basis, due to the diverse number of licensees and collaborators comprising the Company's customer base. As of December 31, 2010, three customers accounted for approximately 35%, 28% and 24%, respectively, of the Company's accounts receivable balance. One customer accounted for approximately 64% of the Company's accounts receivable balance at December 31, 2009, which was collected in the first quarter of 2010.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents consist principally of cash and United States Treasury funds.

Investments

Short-term investments primarily consist of investments with original maturities greater than ninety days and remaining maturities less than one year as of year end. The Company has also classified its investments with maturities beyond one year as short-term, based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company considers its investment portfolio of investments available-for-sale. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. As of December 31, 2010, the Company's investments consisted of United States Treasury notes and bills with an amortized cost of $58.7 million, an estimated fair value of $58.8 million, and had an unrealized gain of $44,000, which is recorded in other comprehensive income on the accompanying consolidated balance sheets. As of December 31, 2009, the Company's investments consisted of United States Treasury notes and bills with an amortized cost and estimated fair value of $23.0 million, and had an unrealized gain of $15,000 which is recorded in other comprehensive income on the accompanying consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost or market with cost determined under the first-in, first-out, or FIFO, basis. The Company evaluates inventory levels and would write-down inventory that is expected to expire prior to being sold, inventory that has a cost basis in excess of its expected net realizable value, inventory in excess of expected sales requirements, or inventory that fails to meet commercial sale specifications, through a charge to cost of product sales. Included in the cost of inventory are employee stock-based compensation costs capitalized under Accounting Standards Codification (ASC) 718.

Fixed Assets

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Laboratory and production equipment, furniture and office equipment are depreciated over a three to seven year period. Leasehold improvements are stated at cost and are amortized over the lesser of the non-cancelable term of the related lease or their estimated useful lives. Leased equipment is amortized over the lesser of the life of the lease or their estimated useful lives. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation and amortization are eliminated from the balance sheet and any resulting gains or losses are included in operations in the period of disposal.

2. Accounting Policies – (continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flow to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value determined on a discounted cash flow basis.

Revenue Recognition

The Company's principal sources of revenue are product sales of KALBITOR, license fees, funding for research and development, and milestones and royalties derived from collaboration and license agreements. In all instances, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, collectability of the resulting receivable is reasonably assured and the Company has fulfilled the respective performance obligation.

Product Sales and Allowances

Product Sales. All product sales are generated from the sale of KALBITOR to ASD Specialty Healthcare Inc. (ASD), the Company's exclusive wholesale distributor, and US Bioservices Corporation (US Bio), its exclusive specialty pharmacy, both of which are wholly-owned subsidiaries of AmerisourceBergen Specialty Group, Inc. (ABSG). Product sales are recorded upon delivery to ASD and US Bio. These sales are recorded net of applicable reserves for trade prompt pay discounts, government rebates, a patient assistance program, product returns and other applicable allowances.

Product Sales Allowances. The Company establishes reserves for trade prompt pay discounts, government rebates, a patient assistance program, product returns and other applicable allowances. Reserves established for these discounts and allowances are classified as a reduction of accounts receivable (if the amount is payable to the customer) or a liability (if the amount is payable to a party other than the customer).

Allowances against receivable balances primarily relate to prompt payment discounts and are recorded at the time of sale, resulting in a reduction in product sales revenue. Accruals related to government rebates, the patient financial assistance program, product returns and other applicable allowances are recognized at the time of sale, resulting in a reduction in product sales revenue and the recording of an accrued expense.

The Company maintains a service contract with US Bio for patient service initiatives. Accounting standards related to consideration given by a vendor to a customer, including a reseller of a vendor's product, specify that consideration given by a vendor to a customer is presumed to be a reduction of the selling price. Consideration should be characterized as a cost if the company receives, or will receive, an identifiable benefit in exchange for the consideration, and fair value of the benefit can be reasonably estimated. The Company has established that the services are at fair value and represent a separate and identifiable benefit and, accordingly, has classified them as selling, general and administrative expense.

Prompt Payment Discounts. The Company offers a prompt payment discount to its customers ASD and US Bio. Since the Company expects their customers will take advantage of this discount, the Company accrues 100% of the prompt payment discount, which is based on the gross amount of each invoice, at the time of sale. The accrual is adjusted quarterly to reflect actual earned discounts.

Government Rebates and Chargebacks. The Company estimates reductions to product sales for Medicaid and Veterans' Administration (VA) programs, and Medicare Part D Coverage Gap Program, as well as with respect to certain other qualifying federal and state government programs. The Company estimates the amount of these reductions based on KALBITOR patient data, actual sales data and market research data related to payer mix. These allowances are adjusted each period based on actual experience.

2. Accounting Policies – (continued)

Medicaid rebate reserves relate to the Company's estimated obligations to states under the established reimbursement arrangements of each applicable state. Rebate accruals are recorded during the same period in which the related product sales are recognized. Actual rebate amounts are determined at the time of claim after receiving billings from the state.

VA rebates or chargeback reserves represent the Company's estimated obligations resulting from contractual commitments to sell products to qualified healthcare providers at a price lower than the list price charged to the Company's distributor. The distributor will charge the Company for the difference between what the distributor pays for the product and the ultimate selling price to the qualified healthcare provider. Rebate accruals are established during the same period in which the related product sales are recognized. Actual chargeback amounts for Public Health Service are determined at the time of resale to the qualified healthcare provider from the distributor, and the Company will generally issue credits for such amounts after receiving notification from the distributor.

The Company offers a financial assistance program, which involves the use of a patient voucher, for qualified KALBITOR patients in order to aid a patient's access to KALBITOR. The Company estimates its liability from this voucher program based on actual redemption rates.

Although allowances and accruals are recorded at the time of product sale, certain rebates are typically paid out, on average, up to six months or longer after the sale. Reserve estimates are evaluated quarterly and if necessary, adjusted to reflect actual results. Any such adjustments will be reflected in the Company's operating results in the period of the adjustment.

Product Returns. Allowances for product returns are recorded during the period in which the related product sales are recognized, resulting in a reduction to product revenue. The Company does not provide its customers with a general right of product return. It permits returns if the product is damaged or defective when received by its customers or if the product's stated shelf life has expired. The Company estimates product returns based upon historical trends in the pharmaceutical industry and trends for similar products sold by others.

During the year ended December 31, 2010, provisions for product sales allowances reduced gross product sales as follows (in thousands):

Total gross product sales	$9,293
Prompt pay and other discounts	$ (205)
Government rebates and chargebacks	(239)
Returns	(14)
Product sales allowances	$ (458)
Total product sales, net	$8,835
Total product sales allowances as a percent of gross product sales	4.9%

Development and License Fee Revenues

Collaboration Agreements. The Company enters into collaboration agreements with other companies for the research and development of therapeutic, diagnostic and separations products. The terms of the agreements may include non-refundable signing and licensing fees, funding for research and development, milestone payments and royalties on any product sales derived from collaborations. These multiple element arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting.

2. Accounting Policies – (continued)

The Company recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations are accounted for separately once the obligations are fulfilled. If the license is considered to either not have stand-alone value or have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a proportional performance or straight-line method. The Company recognizes revenue using the proportional performance method when the level of effort required to complete its performance obligations under an arrangement can be reasonably estimated and such performance obligations are provided on a best-efforts basis. Direct internal labor hours or full-time equivalents are typically used as the measurement of performance.

If the Company cannot reasonably estimate the level of effort to complete its performance obligations under an arrangement, then revenue under the arrangement would be recognized on a straight-line basis over the period the Company is expected to complete its performance obligations.

Many of the Company's collaboration agreements entitle it to additional payments upon the achievement of performance-based milestones. If the achievement of a milestone is considered probable at the inception of the collaboration, the related milestone payment is included with other collaboration consideration, such as up-front fees and research funding, in the Company's revenue model. Milestones that involve substantial effort on the Company's part and the achievement of which are not considered probable at the inception of the collaboration are considered "substantive milestones." Substantive milestones are included in the Company's revenue model when achievement of the milestone is considered probable under the proportional performance model. Revenue recognized under this model is limited to the amount of cash received or for which the Company is entitled. As future substantive milestones are achieved, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized as revenue upon achievement of such milestone. The remaining portion of the milestone will be recognized over the remaining performance period using the proportional performance or straight-line method. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counter-party performance are not included in the Company's revenue model until the performance conditions are met.

Royalty revenue is recognized upon the sale of the related products provided the Company has no remaining performance obligations under the arrangement.

Costs of revenues related to product development and license fees are classified as research and development in the consolidated statements of operations and comprehensive loss.

Patent Licenses. The Company generally licenses its patent rights covering phage display on a non-exclusive basis to third parties for use in connection with the research and development of therapeutic, diagnostic, and other products.

2. Accounting Policies – (continued)

Standard terms of the patent rights agreements generally include non-refundable signing fees, non-refundable license maintenance fees, development milestone payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. Perpetual patent licenses are recognized immediately if the Company has no future obligations and the payments are upfront.

Library Licenses. Standard terms of the proprietary phage display library agreements generally include non-refundable signing fees, license maintenance fees, development milestone payments, product license payments and royalties on product sales. Signing fees and maintenance fees are generally recognized on a straight line basis over the term of the agreement. As milestones are achieved under a phage display library license, a portion of the milestone payment, equal to the percentage of the performance period completed when the milestone is achieved, multiplied by the amount of the milestone payment, will be recognized. The remaining portion of the milestone will be recognized over the remaining performance period on a straight-line basis. Milestone payments under these license arrangements are recognized when the milestone is achieved if the Company has no future obligations under the license. Product license payments are recognized as revenue when the license is issued if the Company has no future obligations under the agreement. If there are future obligations under the agreement, product license payments are recognized as revenue only to the extent of the fair value of the license. Amounts paid in excess of fair value are recognized in a manner similar to milestone payments. Royalty revenue is recognized upon the sale of the related products provided the Company has no remaining performance obligations under the arrangement.

Payments received that have not met the appropriate criteria for revenue recognition are recorded as deferred revenue.

Cost of Product Sales

Cost of product sales includes costs to procure, manufacture and distribute KALBITOR and manufacturing royalties. Costs associated with the manufacture of KALBITOR prior to regulatory approval were expensed when incurred as a research and development cost and accordingly, the majority of the costs of KALBITOR sold during 2010 are not included in cost of product sales.

Research and Development

Research and development costs include all direct costs, including salaries and benefits for research and development personnel, outside consultants, costs of clinical trials, sponsored research, clinical trials insurance, other outside costs, depreciation and facility costs related to the development of drug candidates.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with ASC 740. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the enacted statutory tax rates. At December 31, 2010 and 2009, there were no unrecognized tax benefits.

The Company accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions.

2. Accounting Policies – (continued)

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign subsidiaries are translated at period end exchange rates. Amounts included in the statements of operations are translated at the average exchange rate for the period. Beginning July 1, 2009, all currency translation adjustments are recorded to other income (expense) in the consolidated statement of operations. For the years ended December 31, 2010 and 2009 the Company recorded other income of $32,000 and $329,000, respectively for the translation of foreign currency. Prior to the closure of the Liege, Belgium facility, currency translation adjustments were made directly to accumulated other comprehensive income (loss) in the consolidated balance sheets. The change is a result of the closure of the Liege, Belgium facility. For the year ending December 31, 2008 the translation of foreign currencies generated gains of $71,000.

Share-Based Compensation

The Company's share-based compensation program consists of share-based awards granted to employees in the form of stock options, as well as its employee stock purchase plan. The Company's share-based compensation expense is recorded in accordance with ASC 718.

Loss Per Share

The Company presents two earnings or loss per share (EPS) amounts, basic and diluted, in accordance with ASC 260. Basic loss per share is computed using the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares from the exercise of stock options, warrants or rights under the Purchase Plan are anti-dilutive for the periods ended December 31, 2010 and 2009, and therefore, are excluded from the calculation of diluted net loss per share.

Stock options and warrants to purchase a total of 9,693,266, 8,798,956, and 8,708,609 shares of common stock were outstanding at December 31, 2010, 2009, and 2008, respectively.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) under ASC 220, *Comprehensive Income*, which established standards for reporting and displaying comprehensive income (loss) and its components in a full set of general purpose financial statements. The statement required that all components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements.

Accumulated other comprehensive income (loss) is calculated as follows:

	Unrealized Gain (Loss) on Investments	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income
		(In thousands)	
Balance at January 1, 2008	$ 107	$ 421	$ 528
Change for 2008	45	71	116
Balance at December 31, 2008	152	492	644
Change for 2009	(137)	(492)	(629)
Balance at December 31, 2009	15	—	15
Change for 2010	29	—	29
Balance at December 31, 2010	$ 44	$ —	$ 44

2. Accounting Policies – (continued)

Business Segments

The Company discloses business segments under ASC 280, *Segment Reporting*, which established standards for reporting information about operating segments and disclosures about products and services, geographic areas and major customers. The Company operates as one business segment within one geographic area.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies, which are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In October 2009, the FASB issued a new accounting standard which amends existing revenue recognition accounting pronouncements for *Multiple-Deliverable Revenue Arrangements.* This new standard provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item in circumstances when there is no other means to determine the fair value of that undelivered item. Multiple-deliverable revenue arrangement guidance previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under the previous guidance, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the Company is no later than January 1, 2011. While the Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations, this standard may have an impact in the event that future transactions are completed or existing collaborations are materially modified.

In April 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-17, Revenue Recognition — Milestone Method (ASU 2010-017). ASU 2010-017 provides guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance a company may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This ASU is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010, which for the Company is no later than January 1, 2011. Early adoption is permitted; however, adoption of this guidance as of a date other than January 1, 2011 will require the Company to apply this guidance retrospectively effective as of January 1, 2010 and will require disclosure of the effect of this guidance as applied to all previously reported interim periods in the fiscal year of adoption. As the Company plans to implement ASU No. 2010-17 prospectively, the effect of this guidance will be limited to future transactions. The Company does not expect adoption of this standard to have a material impact on its financial position or results of operations as it has no material research and development arrangements which will be accounted for under the milestone method.

3. SIGNIFICANT TRANSACTIONS

Sigma-Tau

In June 2010, the Company entered into a strategic partnership agreement with Defiante Farmaceutica S.A., a subsidiary of the pharmaceutical company Sigma-Tau SpA (Sigma-Tau) to develop and commercialize subcutaneous ecallantide (formerly referred to by Dyax as DX-88) for the treatment of HAE and other therapeutic indications throughout Europe, North Africa, the Middle East and Russia. In December 2010, the original agreement was amended to expand the partnership to commercialize KALBITOR for the treatment of HAE in Australia and New Zealand.

Under the terms of the original agreement, Sigma-Tau made a $2.5 million upfront payment, which was received in July 2010. In addition, Sigma-Tau purchased 636,132 shares of the Company's common stock at a price of $3.93 per share, which represented a 50% premium over the 20-day average closing price through June 17, 2010, for an aggregate purchase price of $2.5 million.

Under the terms of the amendment, Sigma-Tau made a $500,000 upfront payment to the Company and also purchased 151,515 shares of the Company's common stock at a price of $3.30 per share, which represented a 50% premium over the 20-day average closing price through December 20, 2010, for an aggregate purchase price of $500,000. Both payments were received in January 2011.

The Company is also eligible to receive over $100 million in development and sales milestones related to ecallantide and royalties equal to 41% of net sales of product, as adjusted for product costs. Sigma-Tau will pay costs associated with regulatory approval and commercialization in the licensed territories. In addition, the Company and Sigma-Tau will share equally the costs for all development activities for optional future indications developed in partnership with Sigma-Tau in the territories covered under the initial Sigma-Tau agreement.

The Company analyzed this multiple element arrangement in accordance with ASC 605 and evaluated whether the performance obligations under this agreement, including the technology license and development, steering committee, and manufacturing services should be accounted for as a single unit or multiple units of accounting. The Company determined that there were two units of accounting. The first unit of accounting includes the technology license, the committed future development services and the steering committee involvement. The second unit of accounting relates to the manufacturing services. The Company has the ability to estimate the scope and timing of their involvement in the future development of this program as the Company's obligations under the development period are clearly defined and therefore are recognizing revenue related to the first unit of accounting utilizing a proportional performance model based on the actual effort performed in proportion to the total estimated level of effort. Under this model, the Company estimates the level of effort to be expended over the term of the agreement and recognizes revenue based on the lesser of the amount calculated based on proportional performance of total expected revenue or the amount of non-refundable payments earned. The second unit of accounting relates to manufacturing services under which manufacturing revenue will be recognized as manufacturing services are completed during commercialization of ecallantide in the licensed territories.

Payments being recorded as revenue under the proportional performance method include the $3.0 million in upfront payments, $922,000 of premium for the equity which represents the difference between the purchase price and the closing price of the common stock on the date of the stock purchase and estimated reimbursements related to the development services. As future milestones are achieved, and to the extent they are within the period of performance, milestone payments will be recognized as revenue on a proportional performance basis over the contract's entire performance period, starting with the contract's commencement. A portion of the milestone payment, equal to the percentage of total performance completed when the milestone is achieved, multiplied by the milestone payment, will be recognized as revenue upon achievement of the milestone. The remaining portion of the milestone will be recognized over the remaining performance period under the proportional performance method.

3. SIGNIFICANT TRANSACTIONS – (continued)

The Company recognized revenue of approximately $2.2 million related to this agreement for the year ended December 31, 2010. As of December 31, 2010, the Company has deferred $3.1 million of revenue related to this arrangement, which is recorded in deferred revenue on the accompanying consolidated balance sheets, and has recorded a receivable for reimbursement of costs associated with regulatory approval of $1.4 million.

CMIC

In September 2010, the Company entered into an agreement with CMIC Co., Ltd, (CMIC) to develop and commercialize subcutaneous ecallantide for the treatment of HAE and other angioedema indications in Japan.

Under the terms of the agreement, the Company received a $4.0 million upfront payment. The Company is also eligible to receive up to $102 million in development and sales milestones for ecallantide in HAE and other angioedema indications and royalties of 20%-24% of net product sales. CMIC is solely responsible for all costs associated with development, regulatory activities, and commercialization of ecallantide for all angioedema indications in Japan. CMIC will purchase drug product from the Company on a cost-plus basis for clinical and commercial supply.

The Company analyzed this multiple element arrangement in accordance with ASC 605 and evaluated whether the performance obligations under this agreement, including the technology license, development of ecallantide for the treatment of HAE and other angioedema indications in Japan, steering committee, and manufacturing services should be accounted for as a single unit or multiple units of accounting. The Company determined that there were two units of accounting. The first unit of accounting includes the technology license, the committed future development services and the steering committee involvement. The second unit of accounting relates to the manufacturing services. At this time the scope and timing of the future development of ecallantide for the treatment of HAE and other indications in the CMIC territory are the joint responsibility of the Company and CMIC and therefore, the Company cannot reasonably estimate the level of effort required to fulfill its obligations under the first unit of accounting. As a result, the Company is recognizing revenue under the first unit of accounting on a straight-lined basis over the estimated development period of ecallantide for the treatment of HAE and other indications in the CMIC territory of approximately seven years.

The Company recognized revenue of approximately $148,000 related to this agreement for the year ended December 31, 2010. As of December 31, 2010, the Company has deferred approximately $3.9 million of revenue related to this arrangement, which is recorded in deferred revenue on the accompanying consolidated balance sheets.

Sale of Xyntha Royalty Rights

In April 2010, the Company sold its rights to royalties and other payments related to the commercialization of the product Xyntha®, which was developed by one of the Company's licensees under the Company's phage display Licensing and Funded Research Program (LFRP). Under the terms of this sale, the Company received an upfront cash payment of $9.8 million and has earned an additional $1.5 million milestone payment based on 2010 product sales. The Company is also eligible to receive an additional $500,000 based on 2011 product sales. A portion of the upfront cash payment was required to be applied to the Company's loan with Cowen Healthcare (see Note 7 — Note Payable), including a $1.9 million principal reduction and interest expense of $1.3 million. A similar proportion of the $1.5 million milestone payment will also be applied to the loan. The Company has determined that it has no substantive future obligations under the arrangement. The full amount of the $11.3 million upfront payment and sales milestone were recognized as revenue during the year ended December 31, 2010.

3. SIGNIFICANT TRANSACTIONS – (continued)

Cubist Pharmaceuticals Inc.

In 2008, the Company entered into an exclusive license and collaboration agreement with Cubist Pharmaceuticals, Inc. (Cubist), for the development and commercialization in North America and Europe of the intravenous formulation of ecallantide for the reduction of blood loss during surgery. Under this agreement, Cubist assumed responsibility for all further development and costs associated with ecallantide in the licensed indications in the Cubist territory. The Company received $17.5 million in license and milestone fees in 2008 as a result of the Cubist agreement. Additionally, the Company received $3.6 million for drug product supply and reimbursement of costs incurred in 2008 related to the conduct of the Phase 2 clinical trial.

In 2010, Cubist announced its plan to stop investing in the clinical development of ecallantide as a therapy to reduce blood loss during surgery and terminated the 2008 agreement with the Company. Based upon Cubist's decision, $13.8 million of deferred revenue was recognized as revenue during the year ended December 31, 2010, as the development period had ended. During the years ended December 31, 2009 and 2008, the Company recognized revenue of $4.3 million and $3.2 million, respectively, related to this agreement.

4. Fair Value Measurements

The following tables present information about the Company's financial assets that have been measured at fair value as of December 31, 2010 and 2009 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices, for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Description	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$16,931	$16,931	$ —	$ —
Marketable debt securities	58,783	58,783	—	—
Total	$75,714	$75,714	$ —	$ —

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$19,638	$19,638	$ —	$ —
Marketable debt securities	23,009	23,009		—
Total	$42,647	$42,647	$ —	$ —

As of December 31, 2010 and 2009, the Company's short-term investments consisted of United States Treasury notes and bills categorized as Level 1. The fair values of cash equivalents and marketable debt securities are determined through market, observable and corroborated sources. The carrying amounts reflected

4. Fair Value Measurements – (continued)

in the consolidated balance sheets for cash, cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate fair value due to their short-term maturities.

5. Inventory

In December 2009, the Company received marketing approval of KALBITOR from the FDA. Costs associated with the manufacture of KALBITOR prior to regulatory approval were expensed when incurred, and therefore were not capitalized as inventory. Subsequent to FDA approval, all costs associated with the manufacture of KALBITOR have been recorded as inventory, which consists of the following:

	December 31,	
	2010	2009
	(In thousands)	
Raw Materials	$ 766	$472
Work in Progress	723	106
Finished Goods	207	—
Total	$1,696	$578

6. Fixed Assets

Fixed assets consist of the following:

	December 31,	
	2010	2009
	(In thousands)	
Laboratory equipment	$ 8,992	$ 9,082
Furniture and office equipment	1,096	1,093
Software and computers	4,311	4,115
Leasehold improvements	6,844	6,844
Total	21,243	21,134
Less: accumulated depreciation and amortization	(19,065)	(17,626)
	$ 2,178	$ 3,508

There were $1.2 million and $1.9 million of assets under capital leases, which included laboratory and office equipment, with related accumulated amortization of $767,000 and $1.1 million, at December 31, 2010 and 2009, respectively.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,	
	2010	2009
	(In thousands)	
Accounts payable	$ 1,398	$ 686
Accrued employee compensation and related taxes	4,847	4,296
Accrued external research and development and contract manufacturing	1,180	2,431
Accrued license fees	60	2,047
Accrued legal	500	328
Other accrued liabilities	2,687	1,999
	$10,672	$11,787

8. Long-term Obligations

Long-term obligations and note payable consists of the following:

	December 31,	
	2010	2009
	(In thousands)	
Note payable	$56,406	$58,096
Obligations under capital lease arrangements	207	760
Obligation under leasehold improvement arrangements	447	783
Total	57,060	59,639
Less: current portion	(586)	(890)
Long-term obligations	$56,474	$58,749

Minimum future payments under the Company's long-term obligations and note payable as of December 31, 2010 are as follows:

	(In thousands)
2011	$ 7,131
2012	9,293
2013	18,280
2014	55,746
2015	7,251
Thereafter	—
Total future minimum payments	97,701
Less: amount representing interest	(39,267)
Present value of future minimum payments	58,434
Less: current portion	(586)
Less: unamortized portion of discount and warrant	(1,374)
Long-term obligations and note payable	$ 56,474

Note Payable:

In 2008, the Company entered into an agreement with Cowen Healthcare Royalty Partners, LP (Cowen Healthcare) for a $50.0 million loan secured by the Company's phage display Licensing and Funded Research Program (LFRP). This loan is now known as the Tranche A loan. In March 2009, the Company amended and restated the loan agreement with Cowen Healthcare to include a Tranche B loan of $15.0 million. The Company used $35.1 million from the proceeds of the Tranche A loan in 2008 to pay off its remaining obligation under a then existing agreement with Paul Royalty Fund Holdings II, LP.

The Tranche A and Tranche B loans (collectively, the Loan) mature in August 2016. The Tranche A portion bears interest at an annual rate of 16%, payable quarterly, and the Tranche B portion bears interest at an annual rate of 21.5%, payable quarterly. The Loan may be prepaid without penalty, in whole or in part, beginning in August 2012. In connection with the Loan, the Company has entered into a security agreement granting Cowen Healthcare a security interest in the intellectual property related to the LFRP, and the revenues generated by the Company through the license of the intellectual property related to the LFRP. The security agreement does not apply to the Company's internal drug development or to any of the Company's co-development programs.

Under the terms of the loan agreement, the Company is required to repay the Loan based on the annual net LFRP receipts. Until June 30, 2013, required payments are tiered as follows: 75% of the first $10.0 million in specified annual LFRP receipts, 50% of the next $5.0 million and 25% of annual included LFRP receipts over $15.0 million. After June 30, 2013, and until the maturity date or the complete

8. Long-term Obligations – (continued)

amortization of the Loan, Cowen Healthcare will receive 90% of all included LFRP receipts. If the Cowen Healthcare portion of LFRP receipts for any quarter exceeds the interest for that quarter, then the principal balance will be reduced. Any unpaid principal will be due upon the maturity of the Loan. If the Cowen Healthcare portion of LFRP revenues for any quarterly period is insufficient to cover the cash interest due for that period, the deficiency may be added to the outstanding principal or paid in cash by the Company. After five years from the date of funding of each loan the Company must repay to Cowen Healthcare all additional accumulated principal above the original $50.0 million and $15.0 million loan amounts of Tranche A and Tranche B, respectively.

In addition, under the terms of the loan agreement, the Company is permitted to sell or otherwise transfer collateral generating cash proceeds of up to $25.0 million. Twenty percent of these cash proceeds will be applied to principal and accrued interest on the Loan plus any applicable prepayment premium and an additional 5.0% of such proceeds will be paid to Cowen Healthcare as a cash premium. In April 2010, the Company sold its rights to royalties and other payments related to the commercialization of a product developed by one of the Company's licensees under the LFRP for $9.8 million. In addition, the Company has earned a $1.5 million milestone payment based on 2010 product sales and is also eligible to receive an additional $500,000 based on 2011 product sales (see Note 3, Significant Transactions — Sale of Xyntha Royalty Rights).

In connection with the Tranche A loan, the Company issued to Cowen Healthcare a warrant to purchase 250,000 shares of the Company's common stock at an exercise price of $5.50 per share. The warrant expires in August 2016 and became exercisable on August 5, 2009. The Company has estimated the relative fair value of the warrant to be $853,000, using the Black-Scholes valuation model, assuming a volatility factor of 83.64%, risk-free interest rate of 4.07%, an eight-year expected term and an expected dividend yield of zero. In conjunction with the Tranche B loan, the Company issued to Cowen Healthcare a warrant to purchase 250,000 shares of the Company's common stock at an exercise price of $2.87 per share. The warrant expires in August 2016 and became exercisable on March 27, 2010. The Company has estimated the relative fair value of the warrant to be $477,000, using the Black-Scholes valuation model, assuming a volatility factor of 85.98%, risk-free interest rate of 2.77%, a seven-year, four-month expected term and an expected dividend yield of zero. The relative fair values of the warrants are recorded in additional paid-in capital on the Company's consolidated balance sheets.

The cash proceeds from the Loan were recorded as a note payable on the Company's consolidated balance sheet. The note payable balance was reduced by $1.3 million for the fair value of the Tranche A and Tranche B warrants, and by $580,000 for payment of Cowen Healthcare's legal fees in conjunction with the Loan. Each of these amounts are being accreted over the life of the note.

The following table reflects the activity on the Loan for financial reporting purposes for the years ended December 31, 2010 and 2009 (in thousands):

	December 31,	
	2010	2009
Beginning balance	$ 58,096	$46,947
Relative fair value of warrant in connection with Tranche B	—	(477)
Accretion on warrants and discount	246	227
Loan activity:		
Tranche B (net proceeds)	—	14,820
Interest expense	11,420	9,617
Payments applied to principal	(1,935)	(3,352)
Payments applied to interest	(10,721)	(8,322)
Accrued interest payable	(700)	(1,364)
Ending balance	$ 56,406	58,096

8. Long-term Obligations – (continued)

The Loan principal balances at December 31, 2010 and 2009 were $57.8 million and $59.7 million, respectively. The estimated fair value of the note payable was $52.3 million at December 31, 2010.

Obligations under royalty interest assignment agreement with Paul Royalty:

In 2006, the Company entered into a Royalty Interest Assignment Agreement with Paul Royalty Fund Holdings II, LP, under which it received an upfront payment of $30 million. In exchange for this payment, the Company assigned Paul Royalty a portion of milestones, royalties and other license fees to be received by it under the LFRP through 2017. This agreement was extinguished in 2008 using proceeds from the Cowen Healthcare note payable, at which time all Paul Royalty rights to LFRP receipts were terminated.

Based upon estimated future payments expected under this agreement, the Company determined the interest expense by using the effective interest method. Due to the application of the effective interest method and the total expected payments, the Company recorded interest expense of $4.1 million in 2008 and made payments in 2008 totaling $40.2 million related to this obligation to Paul Royalty, including the final pay-off of these obligations. The Company paid off this loan with a $35.1 million cash payment, of which $27.0 million was allocated to the principal amount, and $8.1 million was recorded as loss on extinguishment of debt on the Company's consolidated statements of operations and comprehensive loss.

The Company capitalized $257,000 of debt issuance costs related to this agreement which, prior to August 5, 2008, was being amortized over the term of the related debt using the effective interest method. In August 2008, the unamortized debt issuance costs were fully amortized, and $212,000 of expense is included in loss on extinguishment of debt.

Obligations under capital lease arrangements:

The Company has signed capital lease and debt agreements for the purchase of qualified fixed assets and leasehold improvements. Interest pursuant to these agreements ranges between 0% and 11.18%. Principal and interest are payable ratably over 24 months to 60 months. Capital lease obligations are collateralized by the assets under lease. During the years ended December 31, 2010 and 2009, no equipment was sold and leased back from lenders. During the year ended December 31, 2008, the Company sold to and leased back from the lenders $1.1 million of leasehold improvements, laboratory, production and office equipment. As of December 31, 2010 and 2009, there was $207,000 and $760,000 (included in obligations under capital lease arrangements) outstanding related to capital leases, which is included in long-term obligations, including current portion of long-term obligations, on the Company's consolidated balance sheets.

Obligation under leasehold improvement arrangements:

In 2001, the Company entered into an agreement to initially lease laboratory and office space in Cambridge, Massachusetts. Under the terms of the agreement, the landlord loaned the Company approximately $2.4 million to be used towards the cost of leasehold improvements. The loan bears interest at a rate of 12.00% and is payable in 98 equal monthly installments through February 2012. As of December 31, 2010, and 2009, there was $447,000 and $783,000 outstanding under the loan, which is included in long-term obligations, including current portion of long-term obligations, on the Company's consolidated balance sheets.

Operating Leases

The Company leases space in Cambridge, Massachusetts which serves as its corporate headquarters and research facility. As part of the lease agreement, the Company received a $2.3 million leasehold improvement incentive in 2002. The leasehold improvement incentive was recorded as deferred rent and is being amortized as a reduction to rent expense over the lease term. The lease will expire on February 29, 2012, and the Company has the option to terminate its lease up to three months earlier.

In 2009, the Company amended its lease to reduce its occupied space to 67,000 square feet. Under terms of the amended lease agreement, the Letter of Credit was reduced to $2.0 million in January 2010.

8. Long-term Obligations – (continued)

In January 2011, the Company further amended its lease to reduce its occupied space to 43,000 square feet. As a result the Letter of Credit was reduced to $1.3 million. The cash collateral is included in restricted cash on the consolidated balance sheets.

Gross minimum future lease payments under the Company's non-cancelable operating leases as of December 31, 2010 are as follows:

	(In thousands)
2011	$2,929
2012	472
2013	43
2014	—
2015	—
Thereafter	—
Total	$3,444

Rent expense for the years ended December 31, 2010, 2009, and 2008 was approximately $3.6 million, $5.1 million and $6.2 million, respectively. Rent expense for the years ended December 31, 2010, 2009 and 2008 is reflected as net of sublease payments of $1.5 million for each year.

9. Restructuring and Impairment Charges

In 2009, the Company implemented a workforce reduction in order to focus necessary resources on the commercialization of its lead product candidate, ecallantide. As a result of the restructuring, during 2009, the Company recorded charges of approximately $1.9 million, which includes severance related charges of approximately $1.6 million, outplacement costs of approximately $107,000, stock compensation expense of $237,000 for amendments to the exercise and vesting schedules to certain options and other exit costs of $26,000. All amounts were paid as of the year ended December 31, 2009.

As a result of the decrease in necessary facility space following the workforce reduction, the Company amended its facility lease in 2009 to reduce the leased space, and a charge of approximately $1.4 million was recorded, of which approximately $955,000 was a result of the write-down of leasehold improvements. This charge is net of $355,000 of amortization of deferred rent. During 2009, $750,000 related to this restructuring charge was paid. There was no residual balance to be paid as of December 31, 2009.

During 2008, a charge of approximately $4.6 million was recorded in connection with the closure of the Company's Liege, Belgium research facility. This amount included severance related charges of approximately $3.6 million, contract termination costs of approximately $688,000 and other exit costs of $362,000. These restructuring charges were fully paid as of December 31, 2008. In addition, during 2008, a non-cash charge of approximately $352,000 was recorded for the impairment of fixed assets in connection with the closure of the research facility.

In 1999, the Company received an €825,000 grant from the Walloon region of Belgium, which included specific criteria regarding employment and investment levels that needed to be met. Pursuant to the closure of the Liege, Belgium facility in 2008, the Company refunded approximately $162,000 of the grant. In 2009, all investment criteria were met. As a result, the residual balance of approximately $1.0 million was released from short-term liabilities on the consolidated balance sheet and recognized as Other Income in the Statement of Operations.

10. Stockholders' Equity (Deficit)

Preferred Stock: As of December 31, 2010 and 2009, there were a total of 1,000,000 shares of $0.01 par value preferred stock authorized with 950,000 shares undesignated and 50,000 shares designated as Series A Junior Participating Preferred Stock.

Common Stock: In June 2010, the Company issued 636,132 shares of its common stock for an aggregate purchase price of $2.5 million in connection with a strategic partnership transaction. In December 2010, the Company amended this transaction, resulting in the issuance of an additional 151,515 shares of common stock in January 2011 for an aggregate purchase price of $500,000 (see Note 3, Significant Transactions — Sigma Tau).

In March 2010, the Company issued 17,000,000 shares of its common stock in an underwritten public offering. In connection with this offering, in April 2010, the underwriters exercised in full their over-allotment option to purchase an additional 2,550,000 shares of common stock. Net proceeds to the Company were approximately $59.6 million, after deducting underwriting fees and offering expenses.

In October 2009, the Company issued 5,500,000 shares of its common stock in an underwritten public offering. The aggregate net proceeds to the Company were approximately $20.5 million, after deducting underwriting fees and offering expenses.

In June 2009, the Company issued an aggregate of 8,539,605 shares of its common stock in an underwritten public offering. The aggregate net proceeds to the Company were approximately $16.1 million after deducting underwriting fees and offering expenses.

Stock-Based Compensation Expense

The Company measures compensation cost for all stock awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options was determined using the Black-Scholes valuation model. Such value is recognized as expense over the service period, net of estimated forfeitures and adjusted for actual forfeitures. The estimation of stock options that will ultimately vest requires significant judgment. The Company considers many factors when estimating expected forfeitures, including historical experience. Actual results and future changes in estimates may differ substantially from the Company's current estimates.

The following table reflects stock compensation expense recorded during the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Compensation expense related to:			
Equity incentive plan	$4,073	$5,136	$4,369
Employee stock purchase plan	57	146	125
	$4,130	$5,282	$4,494
Stock-based compensation expense charged to:			
Research and development expenses	$1,466	$1,768	$2,512
General and administrative expenses	$2,664	$3,277	$1,982
Restructuring charges	$ —	$ 237	$ —

Stock-based compensation of $31,000 was capitalized into inventory for the year ended December 31, 2010. Capitalized stock-based compensation is recognized into cost of product sales when the related product is sold. During 2009, amendments to the exercise and vesting schedules to certain options resulted in additional stock-based compensation expense of $1.3 million, inclusive of $237,000 of stock-based compensation expense recorded in relation to restructuring activities.

10. Stockholders' Equity (Deficit) – (continued)

Valuation Assumptions for Stock Options

For the years ended December 31, 2010, 2009 and 2008, 2,042,180, 2,305,655 and 2,578,000 stock options were granted, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2010	2009	2008
Expected Option Term (in years)	5.5	5.5 – 6	6
Risk-free interest rate	1.76% – 2.68%	2.20% – 2.99%	2.70% – 3.47%
Expected dividend yield	0	0	0
Volatility factor	74% – 76%	77% – 79%	74% – 78%

Valuation Assumptions for Employee Stock Purchase Plans

The fair value of shares issued under the employee stock purchase plan was estimated on the commencement date of each offering period using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2010	2009	2008
Expected Option Term (in years)	0.5	0.5	0.5
Risk-free interest rate	0.15% – 0.22%	0.03% – 0.33%	0.42% – 1.99%
Expected dividend yield	0	0	0
Volatility factor	40% – 50%	74% – 150%	57% – 114%

Expected volatilities are based on historical volatilities of our common stock; the expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise and cancellation patterns; and the risk-free rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

Equity Incentive Plan

The Company's 1995 Equity Incentive Plan (the "Equity Plan"), as amended, is an equity plan under which equity awards, including awards of restricted stock and incentive and nonqualified stock options to purchase shares of common stock may be granted to employees, consultants and directors of the Company by action of the Compensation Committee of the Board of Directors. Options are generally granted at the current fair market value on the date of grant, generally vest ratably over a 48-month period, and expire within ten years from date of grant. The Company settles employee stock option exercises with newly issued shares of common stock. The Equity Plan is intended to attract and retain employees and to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. At December 31, 2010, a total of 4,880,139 shares were available for future grants under the Equity Plan.

10. Stockholders' Equity (Deficit) – (continued)

Stock Option Activity

The following table summarizes stock option activity for the year ended December 31, 2010:

	Number of Options	Weighted-Avg. Exercise Price	Weighted-Avg. Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2009	8,298,956	$4.63	6.92	
Granted at fair market value	2,042,180	$3.17		
Exercised	(148,369)	$1.75		
Forfeited	(221,392)	$3.32		
Expired	(778,109)	$8.40		
Outstanding as of December 31, 2010	9,193,266	$4.10	6.79	$133
Exercisable as of December 31, 2010	6,089,045	$4.58	5.92	$115
Vested and unvested expected to vest as of December 31, 2010	8,902,659	$4.14	0.37	$132

The aggregate intrinsic value in the table above represents the total intrinsic value, based on the Company's common stock closing price of $2.16 as of December 31, 2010, which would have been received by the option holders had all option holders exercised their options and sold the underlying common stock as of that date. The total number of in-the-money options exercisable as of December 31, 2010 was 163,656.

The weighted average grant date fair values of options, as determined under ASC 718, granted during the years ended December 31, 2010, 2009 and 2008 were $2.07, $1.81 and $4.06 per share, respectively. The total intrinsic value of options exercised during years ended December 31, 2010, 2009 and 2008 was approximately $120,000, $196,000, and $972,000, respectively. The total cash received from employees as a result of employee stock option exercises during the years ended December 31, 2010, 2009 and 2008 was approximately $260,000, $304,000, and $1.2 million, respectively.

As of December 31, 2010 future compensation cost related to non-vested stock options is approximately $7.8 million and will be recognized over an estimated weighted average period of approximately 1.24 years.

The following table summarizes unvested stock option activity for the year ended December 31, 2010:

	Non-vested Number of Options
Unvested balance at December 31, 2009	2,969,801
Granted at fair market value	2,042,180
Vested	(1,686,368)
Forfeited	(221,392)
Unvested balance at December 31, 2010	3,104,221

The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 were $4.1 million, $3.9 million and $4.3 million, respectively.

Employee Stock Purchase Plan

The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), as amended, allows employees to purchase shares of the Company's common stock at a discount from fair market value. Under the Purchase Plan, eligible employees may purchase shares during six-month offering periods commencing on January 1 and July 1 of each year at a price per share of 85% of the lower of the fair market value price per share on the first or last day of each six-month offering period. Participating employees may elect to have up

10. Stockholders' Equity (Deficit) – (continued)

to 10% of their base pay withheld and applied toward the purchase of such shares, subject to the limitation of 875 shares per participant per quarter. The rights of participating employees under the Purchase Plan terminate upon voluntary withdrawal from the plan at any time or upon termination of employment. The compensation expense in connection with the Purchase Plan for the years ended December 31, 2010, 2009 and 2008 was approximately $57,000, $146,000 and $125,000, respectively. There were 99,934 and 99,937 shares purchased under the Purchase Plan during the years ended December 31, 2010 and 2009, respectively. At December 31, 2010, a total of 594,080 shares were reserved and available for issuance under the Purchase Plan.

11. Employee Savings and Retirement Plans

The Company has an employee savings and retirement plan (the "Retirement Plan"), qualified under Section 401(k) of the Internal Revenue Code, covering substantially all of the Company's employees. Employees may elect to contribute a portion of their pretax compensation to the Retirement Plan up to the annual maximum allowed under the Retirement Plan. Employees are 100% vested in company matching contributions which have been 50% of employee contributions up to 6% of eligible pay. For the years ended December 31, 2010, 2009 and 2008, the Company's matching contributions amounted to $410,000, $401,000 and $423,000, respectively.

12. Income Taxes

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using future expected enacted rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes for continuing operations was calculated at rates different from the United States federal statutory income tax rate for the following reasons:

	2010	2009	2008
Statutory federal income taxes	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	1.74%	(2.63)%	4.18%
Federal research and development tax credits	4.64%	6.94%	2.69%
Other	(2.86)%	(1.28)%	(2.71)%
Federal true up and expiring NOLs and research credits	(8.01)%	24.10%	(5.99)%
Valuation allowance	(29.51)%	(61.13)%	(32.17)%
Effective income tax rate	—%	—%	—%

The principal components of the Company's deferred tax assets and liabilities at December 31, 2010, 2009 and 2008, respectively, are as follows:

	2010	2009	2008
		(In thousands)	
Net Deferred Tax Asset:			
Allowance for doubtful accounts	$ 18	$ 10	$ 17
Depreciation and amortization	1,848	1,634	2,338
Accrued expenses	151	49	164
Other	(205)	100	103
Stock based compensation	2,561	2,294	1,229
Deferred revenue	8,249	11,438	12,027
Research credit carryforwards	58,772	58,335	33,304
Net operating loss carryforwards	116,351	106,653	93,398
Total gross deferred tax asset	187,745	180,513	142,580
Valuation allowance	(187,745)	(180,513)	(142,580)
Net deferred tax asset	$ —	$ —	$ —

12. Income Taxes – (continued)

As of December 31, 2010 and 2009, the Company had federal tax net operating loss carryforwards (NOLs) of $313.3 million and $286.5 million, respectively, available to reduce future taxable income, which expire at various times beginning in 2011 through 2030. The Company also had federal research and experimentation and orphan drug credit carryforwards of approximately $54.5 million and $54.3 million as of December 31 2010 and 2009, respectively, available to reduce future tax liabilities which will expire at various dates beginning in 2012 through 2030. The Company had state tax net operating loss carryforwards of approximately $186.0 million and $175.0 million as of December 31, 2010 and 2009, respectively, available to reduce future state taxable income, which will expire at various dates beginning in 2011 through 2025. The Company also had state research and development and investment tax credit carryforwards of approximately $6.5 million and $6.2 million as of December 31, 2010 and 2009, respectively, available to reduce future tax liabilities which expire at various dates beginning in 2011 through 2025.

The Company has recorded a deferred tax asset of approximately $1.8 million at December 31, 2010 and 2009, reflecting the benefit of deductions from the exercise of stock options which has been fully reserved until it is more likely than not that the benefit will be realized. The benefit from this $1.8 million deferred tax asset will be recorded as a credit to additional paid-in capital if and when realized through a reduction of cash taxes.

As required by ASC 740, the Company's management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is not more likely than not that the Company will recognize the benefits of the deferred tax assets. Accordingly, a valuation allowance of approximately $187.7 million and $180.5 million has been established at December 31, 2010 and 2009, respectively.

The Company accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. As of December 31, 2010, the Company had no unrecognized tax benefits or liabilities and had no accrued interest or penalties related to uncertain tax positions.

Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state and foreign provisions. Ownership changes may limit the amount of NOL and tax credits carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders' subsequent disposition of those shares, may have resulted in one or more changes of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not currently completed a study to assess whether any change of control has occurred, or whether there have been multiple changes of control since the Company's formation, due to the significant complexity and cost associated with the study and that there could be additional changes in control in the future. If the Company has experienced a change of control at any time since its formation, utilization of its NOL or tax credits carryforwards would be subject to an annual limitation under Section 382.

12. Income Taxes – (continued)

In addition to uncertainties surrounding the use of NOL carryforwards in a change of control, the Company has identified orphan drug and research and development credits as material components of its deferred tax asset. The uncertainties in these components arise from judgments in the allocation of costs utilized to calculate these credits. The Company has not conducted studies to analyze these credits to substantiate the amounts due to the significant complexity and cost associated with such study. Any limitation may result in expiration of a portion of the NOL or tax credits carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being presented as an uncertain tax position.

A full valuation allowance has been provided against the Company's NOL carryforwards and research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

The tax years 1996 through 2010 remain open to examination by major taxing jurisdictions to which the Company is subject, which are primarily in the United States, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company is currently not under examination in any jurisdictions for any tax years.

13. Business Segments

The Company discloses business segments under ASC 280, *Segment Reporting*. The statement established standards for reporting information about operating segments in annual financial statements of public enterprises and in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Prior to the 2008 closing of the research facility in Liege, Belgium, the Company operated as one business segment in two geographic areas. Subsequent to the closing, the Company operates as one business segment with one geographic area.

14. Litigation

As of December 31, 2010, the Company was not engaged in any active proceedings. The Company makes provisions for claims specifically identified for which it believes the likelihood of an unfavorable outcome is probable and reasonably estimable. The Company records at least the minimum estimated liability related to claims where there is a range of loss and the loss is considered probable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and revises its estimates. Future revisions in the estimates of the potential liability could materially impact the results of operations and financial position. The Company maintains insurance coverage that limits the exposure for any single claim as well as total amounts incurred per policy year, and it believes that its insurance coverage is adequate. The Company makes every effort to use the best information available in determining the level of liability reserves.

15. Unaudited Quarterly Operating Results

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2010 and 2009:

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except share and per share)			
Revenue	$ 20,048	$ 15,142	$ 6,951	$ 9,258
Income (loss) from operations	$ 3,664	$ (1,356)	$ (8,776)	$ (7,743)
Net (loss) income	$ 954	$ (5,261)	$ (11,254)	$ (8,942)
Shares used in computing basic net (loss) income per share	78,315,589	97,568,409	98,401,835	98,507,264
Shares used in computing diluted net (loss) income per share	79,690,854	97,568,409	98,401,835	98,507,264
Basic and diluted net loss per share:	$ 0.01	$ (0.05)	$ (0.11)	$ (0.09)

Year ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except share and per share)			
Revenue	$ 5,979	$ 4,818	$ 4,508	$ 6,338
Loss from operations	$ (23,057)	$ (11,767)	$ (9,860)	$ (9,389)
Net loss	$ (24,891)	$ (14,419)	$ (12,193)	$ (10,916)
Shares used in computing basic and diluted net loss per share	63,089,821	63,679,410	72,485,047	77,759,647
Basic and diluted net loss per share:	$ (0.39)	$ (0.23)	$ (0.17)	$ (0.14)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Form 10-K, as of December 31, 2010, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2010. These conclusions were communicated to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control — Integrated Framework.* Based on this assessment, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria set forth by COSO in *Internal Control — Integrated Framework.*

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears in Item 8 above.

Change in Internal Control Over Financial Reporting — There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Portions of the response to this item are incorporated herein by reference from the discussion responsive thereto under the captions "Election of Directors — Nominees for Director", "Section 16(a) Beneficial Ownership Reporting Compliance", "Executive Officers" and "Corporate Governance — Board and Committee Matters" in the Company's Definitive Proxy Statement relating to the 2011 Annual Meeting of Stockholders (the 2011 Proxy Statement).

We have adopted a Code of Business Conduct and Ethics (the code of ethics) that applies to all of our directors, officers and employees. The code of ethics is available on our website at *www.dyax.com.* In addition, if we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to any of our executive officers or directors, we will disclose the nature of such amendment or waiver as required by applicable law.

ITEM 11. EXECUTIVE COMPENSATION

The response to this item is incorporated herein by reference from the discussion responsive thereto under the following captions in the 2011 Proxy Statement: "Executive Compensation" and "Corporate Governance — Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The response to this item is incorporated herein by reference in part from the discussion responsive thereto under the caption "Share Ownership" in the 2011 Proxy Statement.

The following table provides information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2010:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[(1)]	9,693,266	$4.11	5,474,219
Equity compensation plans not approved by security holders:	—	—	—
Totals:	9,693,266[(2)]	$4.11	5,474,219[(3)]

(1) Consists of the Amended and Restated 1995 Equity Incentive Plan, as amended, and the 1998 Employee Stock Purchase Plan, as amended.

(2) Does not include the purchase of 49,977 shares on January 1, 2011 for purchase rights which accrued from July 1 through December 31, 2010. Additionally excluded are purchase rights currently accruing under the 1998 Employee Stock Purchase Plan, because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period, which is May 31, 2011.

(3) Includes 50,000 shares issuable under the 1998 Employee Stock Purchase Plan, of which 49,977 shares were purchased on January 1, 2011 for purchase rights which accrued from July 1, 2010 through December 31, 2010, and up to 41,666, which are issuable in connection with the current offering period which ends on May 31, 2011. The remaining shares consist of 4,880,139 under the 1995 Amended and Restated Equity Incentive Plan. The plan may be amended, suspended, or terminated by the Compensation Committee of the Board of Directors at any time, subject to any required stockholder approval.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The response to this item is incorporated herein by reference from the discussion responsive thereto under the caption "Election of Directors — Certain Relationships and Related Transactions" and "Corporate Governance — Board and Committee Matters" in the 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The response to this item is incorporated herein by reference from the discussion responsive thereto under the captions "Corporate Governance — Board and Committee Matters" and "Audit Committee Report — Audit Fees" in the 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. FINANCIAL STATEMENTS

The financial statements are included under Part II, Item 8 of this Report.

2. FINANCIAL STATEMENTS SCHEDULE

Schedules are omitted because they are not applicable, or are not required, or because the information is included in the consolidated financial statements and notes thereto.

3. EXHIBITS —

The exhibits are listed below under Part IV, Item 15(b) of this Report.

(b) EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company. Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
3.2	Amended and Restated By-laws of the Company. Filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
3.3	Certificate of Designations Designating the Series A Junior Participating Preferred Stock of the Company. Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on June 27, 2001 and incorporated herein by reference.
4.1	Specimen Common Stock Certificate. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-37394) and incorporated herein by reference.
4.2	Amendment No. 1 to Rights Agreement, effective as of June 24, 2009 between American Stock Transfer & Trust Company, as Rights Agent, and the Company. Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on June 25, 2009 and incorporated herein by reference.
4.3	Form of Warrant issued to Cowen Healthcare Royalty Partners, L.P. on August 5, 2008 and March 18, 2009. Filed as an exhibit to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.1(a)	Amended and Restated 1995 Equity Incentive Plan. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended, and incorporated herein by reference.

Exhibit No.	Description
10.1(b)	Form of the Company's Incentive Stock Option Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004 and incorporated herein by reference.
10.1(c)	Form of the Company's Nonstatutory Stock Option Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for its U.S. employees, including its executive officers. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004 and incorporated herein by reference.
10.1(d)	Form of the Company's Nonstatutory Stock Option Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for its non-employee directors. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004 and incorporated herein by reference.
10.2	1998 Employee Stock Purchase Plan, as amended on March 25, 2009. Filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009 and incorporated herein by reference.
10.3*	Form of Change of Control Agreement between the Company and Clive R. Wood, Ph.D. and Ivana Magovcevic-Liebisch, Ph.D., J.D. Filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2003 and incorporated herein by reference.
10.4*	Employment Letter Agreement, dated as of September 1, 1999, between George Migausky and the Company. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.5*	Employment Letter Agreement dated as of June 27, 2003 between the Company and Clive R. Wood, Ph.D. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2004 and incorporated herein by reference.
10.6*	Employment Letter Agreement between the Company and Gustav Christensen dated as of April 26, 2007. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on May 2, 2007 and incorporated herein by reference.
10.7*	Form of Indemnification Agreement by and between certain directors and executive officers of the Company and the Company. Filed as Exhibit 10.32 to the Company's Registration Statement on Form S-1 (File No. 333-37394) and incorporated herein by reference.
10.8*	Severance Letter Agreement between Dyax Corp. and Ivana Magovcevic-Liebisch, Ph.D. J.D. dated as of November 16, 2006. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on November 17, 2006 and incorporated herein by reference.
10.10*	Retirement Agreement and General Release between the Company and Stephen S. Galliker dates as of July 16, 2008. Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.11	Amended and Restated Registration Rights Agreement, dated as of February 12, 2001, between holders of the Company's capital stock named therein and the Company. Filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2000 and incorporated herein by reference.
10.12	Lease, dated as of June 13, 2001, between the Massachusetts Institute of Technology and the Company. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended June 30, 2001 and incorporated herein by reference.

Exhibit No.	Description
10.13	Master Lease Agreement and related documents between the Company and General Electric Capital Corporation dated as of May 1, 2001. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2002 and incorporated herein by reference.
10.14†	Fourth Amendment to Lease dated August 25, 2009 by and between the Company and ARE-Tech Square, LLC. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.15†	Amended and Restated License Agreement between XOMA Ireland Limited and the Company dated as of October 27, 2006. Filed as Exhibit 10.20(b) to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2007 and incorporated herein by reference.
10.16(a)†	Amendment Agreement between Cambridge Antibody Technology Limited and the Company dated as of January 6, 2003. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2003 and incorporated herein by reference.
10.16(b)†	Second Amendment Agreement between Cambridge Antibody Technology Limited and the Company dated as of September 18, 2003. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on December 29, 2003 and incorporated herein by reference.
10.16(c)†	Amended and Restated License Agreement between the Company and Cambridge Antibody Technology Limited dated as of July 30, 2007. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2007 and incorporated herein by reference.
10.17†	Product License Agreement between sanofi-aventis and the Company dated as of February 11, 2008. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended March 31, 2008 and incorporated herein by reference.
10.18†	License and Collaboration Agreement between Cubist Pharmaceuticals, Inc. and the Company dated as of April 23, 2008. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended June 30, 2008 and incorporated herein by reference.
10.19†	License Agreement between Fovea Pharmaceuticals SA and the Company dated as of February 10, 2009. Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009 and incorporated herein by reference.
10.20†	Distribution Agreement by and between US Bioservices Corporation dated as of November 19, 2009. Filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009 and incorporated herein by reference.
10.21†	Distribution Agreement by and between ASD Specialty Healthcare Inc. dated as of November 19, 2009. Filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009 and incorporated herein by reference.
10.22†	Distribution Agreement by and between Integrated Commercialization Solutions, Inc. dated as of November 19, 2009. Filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009 and incorporated herein by reference.
10.23	Securities Sale Agreement between Dompé Farmaceutici S.p.A. and the Company dated as of July 14, 2008. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2008 and incorporated herein by reference.

Exhibit No.	Description
10.24†	Amended and Restated Loan Agreement by and between Cowen Healthcare Royalty Partners, L.P. and the Company dated as of March 18, 2009. Filed as Exhibit 10.1 to the Company's Amendment No. 1 to the Quarterly Report on Form 10-Q/A (File No. 000-24537) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.25†	Royalty Interest Purchase Agreement by and between the Company and KGH Domestic III, LP dated as of April 16, 2010. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended, and incorporated herein by reference.
10.26†	Joint Development and License Agreement by and between the Company and Defiante Farmaceutica S.A., a subsidiary of the pharmaceutical company Sigma-Tau SpA dated as of June 18, 2010. Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended, and incorporated herein by reference.
10.27†	Amendment No. 1 to Joint Development and License Agreement by and between the Company and Defiante Farmaceutica S.A., a subsidiary of the pharmaceutical company Sigma-Tau SpA dated as of December 21, 2010. Filed herewith.
10.28†	Product Development and License Agreement by and between the Company and CMIC Co. Ltd. dated as of September 28, 2010. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended September 30, 2010 and incorporated herein by reference.
10.29	Information regarding modification of director compensation, incorporated by reference from Item 1.01 of the Company's Form 8-K (File No. 000-24537) filed on May 23, 2006.
10.30*	Summary of Executive Compensation for Named Executive Officers. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on February 17, 2010 and incorporated herein by reference.
10.31*	Executive Retention Agreement by and between the Company and Gustav Christensen dated as of December 22, 2010. Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on December 23, 2010 and incorporated herein by reference.
10.32*	Form of Executive Retention Agreement for executive officers other than the CEO. Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 000-24537) filed on December 23, 2010 and incorporated herein by reference.
14.1	Code of Business Conduct and Ethics of the Company. Filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2005 and incorporated herein by reference.
21.1	Subsidiaries of the Company. Filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended. Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended. Filed herewith.
32.1	Certification pursuant to 18 U.S.C. Section 1350. Filed herewith.

* Indicates a contract with management.

† This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this second day of March, 2011.

DYAX CORP.

By: /s/ Gustav A. Christensen

Gustav A. Christensen
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gustav A. Christensen Gustav A. Christensen	President and Chief Executive Officer, and (Principal Executive Officer) and Director	March 2, 2011
/s/ George Migausky George Migausky	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 2, 2011
/s/ Henry E. Blair Henry E. Blair	Chairman of the Board of Directors	March 2, 2011
/s/ Constantine E. Anagnostopoulos Constantine E. Anagnostopoulos	Director	March 2, 2011
/s/ Susan B. Bayh Susan B. Bayh	Director	March 2, 2011
/s/ James W. Fordyce James W. Fordyce	Director	March 2, 2011
/s/ Thomas L. Kempner Thomas L. Kempner	Director	March 2, 2011
/s/ Henry R. Lewis Henry R. Lewis	Director	March 2, 2011
/s/ David J. McLachlan David J. McLachlan	Director	March 2, 2011
/s/ Mary Ann Gray Mary Ann Gray	Director	March 2, 2011

Exhibit 31.1

Certification Pursuant to Section 240.13a-14 or 240.15d-14
of the Securities Exchange Act of 1934, as amended

I, Gustav A. Christensen, certify that:

1. I have reviewed this annual report on Form 10-K of Dyax Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ Gustav A. Christensen

Gustav A. Christensen
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 240.13a-14 or 240.15d-14 of the Securities Exchange Act of 1934, as amended

I, George Migausky, certify that:

1. I have reviewed this annual report on Form 10-K of Dyax Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

/s/ George Migausky

George Migausky
Chief Financial Officer

Exhibit 32.1

Certification of Periodic Financial Report
Pursuant to 18 U.S.C. Section 1350

Each of the undersigned officers of Dyax Corp. (the "Company") certifies, under the standards set forth in and solely for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2011

/s/ Gustav A. Christensen

Gustav A. Christensen
Chief Executive Officer

Dated: March 2, 2011

/s/ George Migausky

George Migausky
Chief Financial Officer

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discover

develop

commercialize

EXECUTIVE OFFICERS

Gustav A. Christensen
President and Chief Executive Officer

Ivana Magovčević-Liebisch, PhD, JD
Executive Vice President Corporate Development and General Counsel

George Migausky
Executive Vice President and Chief Financial Officer

William E. Pullman, MB BS, BMedSc, PhD, FRACP
Executive Vice President,
Chief Research and Development Officer

BOARD OF DIRECTORS

Henry E. Blair
Chairman, Dyax Corp.
Former President and Chief Executive Officer, Dyax Corp.

Constantine E. Anagnostopoulos, PhD
Chairman, Deltagen, Inc.
Retired Lead Director, Genzyme Corporation

Susan B. Bayh, JD
Former Commissioner of the International Joint Commission with Canada

Gustav A. Christensen
President and Chief Executive Officer, Dyax Corp.

James W. Fordyce
Managing Partner, MEDNA Partners LLC

Mary Ann Gray, PhD
Founder and President, Gray Strategic Advisors, LLC

Thomas L. Kempner
Chairman and Chief Executive Officer,
Loeb Partners Corporation

Henry R. Lewis, PhD
Former Director, Genzyme Corporation
Former Director, Pericor Sciences

David J. McLachlan
Former EVP and Chief Financial Officer,
Genzyme Corporation

Concept and Design: Hull Creative Group, Inc • hullcreative.com
Photography: Bill Truslow • truslowphotography.com
Photo on page nine, courtesy of MSD Biologics (UK) Ltd

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038

LEGAL COUNSEL

Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue, Boston, MA 02199

INDEPENDENT REGISTERED ACCOUNTING FIRM

PricewaterhouseCoopers LLP
125 High Street, Boston, MA 02110

FORM 10-K

You may obtain a copy of any of these exhibits free of charge on the Company's website www.dyax.com, the Securities and Exchange Commission's website at http://idea.sec.gov or by contacting Investor Relations at:

Dyax Corp.
300 Technology Square
Cambridge, MA 02139
ATTN: Investor Relations

ANNUAL MEETING OF SHAREHOLDERS

Dyax's Annual Meeting of Stockholders will be held at 2:00 p.m. ET on Thursday, May 12, 2011 at Dyax Corp., 300 Technology Square, 8th Floor, Cambridge, MA.





Dyax Corp.
300 Technology Square
Cambridge, MA 02139
(617) 225-2500
www.dyax.com

Dyax's mission is to
discover, develop, and commercialize
innovative biopharmaceuticals for unmet
medical needs, while delivering
outstanding value to patients
and shareholders.

